   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1997

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                       MOLECULAR SIMULATIONS INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            7372                           04-2829510
      (STATE OR JURISDICTION         (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                               9685 SCRANTON ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 458-9990
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                               MICHAEL J. SAVAGE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       MOLECULAR SIMULATIONS INCORPORATED
                               9685 SCRANTON ROAD
                        SAN DIEGO, CALIFORNIA 92121-3752
                                 (619) 458-9990
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------
                                   Copies to:

           M. WAINWRIGHT FISHBURN, ESQ.                            BROOKS STOUGH, ESQ.
               THOMAS A. COLL, ESQ.                               BENNETT L. YEE, ESQ.
            CHRISTOPHER J. KEARNS, ESQ.                         ANTHONY J. MCCUSKER, ESQ.
                COOLEY GODWARD LLP                              GUNDERSON DETTMER STOUGH
         4365 EXECUTIVE DRIVE, SUITE 1100                 VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                SAN DIEGO, CA 92121                              155 CONSTITUTION DRIVE
                  (619) 550-6000                                  MENLO PARK, CA 94025
                                                                     (415) 321-2400

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                         PROPOSED MAXIMUM
          TITLE OF EACH CLASS               AMOUNT     PROPOSED MAXIMUM      AGGREGATE        AMOUNT OF
          OF SECURITIES TO BE                TO BE      OFFERING PRICE       OFFERING        REGISTRATION
               REGISTERED                REGISTERED(1)     PER UNIT          PRICE(2)            FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...........   2,875,000        $13.00          $37,375,000        $11,330
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1997

PROSPECTUS
                                ----------------
                                2,500,000 SHARES

                                  COMMON STOCK

     Of the 2,500,000 shares of Common Stock offered hereby, 1,435,000 shares are being sold by the Company and 1,065,000 shares are being sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol MSIM.
                               ------------------
            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                              PRICE TO           UNDERWRITING          PROCEEDS TO      PROCEEDS TO SELLING
                               PUBLIC             DISCOUNT(1)          COMPANY(2)          STOCKHOLDERS
------------------------------------------------------------------------------------------------------------
Per Share...............           $                   $                    $                    $
------------------------------------------------------------------------------------------------------------
Total(3)................           $                   $                    $                    $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $650,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about April   , 1997 at the office of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST
                       VOLPE, WELTY & COMPANY LLC
                                          ADAMS, HARKNESS & HILL, INC.
               , 1997
                                    MSI LOGO

                                   [ARTWORK]


Target Definition via Structure Determination and Prediction

     Understanding the 3-Dimensional Structure of a protein is an important step in structure-based drug design. MSI offers a range of expert products to address this application


         X-Ray                       NMR                   Homology
    Crystallography               Spectroscopy              Modeling


Using WebLab
     The results of this effort can be rapidly communicated to other scientists for incorporation into reports or for further investigation.



     WebLab's OLE-2                          WebLab Gene Explorer
     compatibility                           is being designed to
     is being designed                       provide Web-based access
     to allow dynamic                        to MSI's homology modeling
     integration of                          methods, allowing molecular
     computational results                   biologists to analyze
     into reports and                        related protein sequences
     presentations                           and simulate their
                                             3-Dimensional structures.

                                   [ARTWORK]


These graphical representations illustrate components of MSI's integrated platform for pharmaceutical research & develelopment


Define Lead                               Define Target
 Structure-Based Drug Design               Bioinformatics - Genomics
 Analog-Based Drug Design                  Homology Modeling
 Database Mining (3D Search)               Biomolecular Structure Determination
 De Novo Drug Design
 Combinatorial Libraries


                                      DRUG
                                 DISCOVERY AND
                                  DEVELOPMENT
                                     CYCLE

Optimize Lead
 Detailed Simulations
 QSAR, Activity Estimation
 Combinatorial Strategies

                                   Refine, Formulate Lead
                                    Structure-Toxicity Relationships
*Current Software Domains           Crystal Morphology and Polymorph Prediction
*Developing Software Domains        Transport Modeling

                                                                  [MSI Logo]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Catalyst, Cerius, Discover, Insight and QUANTA and are registered trademarks of the Company, and Cerius(2), Felix, Gene Explorer, Insight II and WebLab are trademarks of the Company. CHARMm and X-PLOR are registered trademarks of Harvard University licensed to the Company. All other trade names or trademarks appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the financial statements and notes thereto appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     Molecular Simulations Incorporated ("MSI" or the "Company") is the leading provider of molecular modeling and simulation software. The Company designs, develops, markets and supports software that facilitates the discovery and development of new products and processes in the pharmaceutical, biotechnology, chemical, petrochemical and materials industries. Using the Company's products, researchers are able to increase the speed and efficiency of the research and development cycle, thereby reducing product development costs and shortening the time to market for new product introductions and process improvements. The Company's customers comprise leading commercial, governmental and academic organizations, including many of the largest pharmaceutical, biotechnology, chemical, petroleum and semiconductor companies worldwide.

     The Company has a comprehensive product suite consisting of over 100 application modules based on proprietary technologies that employ fundamental scientific principles, advanced computer visualization, molecular modeling techniques and computational chemistry. The Company's application products allow scientists to perform molecular level computations of chemical, biological and physical properties, to simulate, visualize and analyze chemical and biological systems, and to communicate the results to other scientists. The Company's products are based upon advanced software architectures that facilitate the development, integration and deployment of new software products. The Company also offers open access to its core software development environment, within which customers and third-party licensees can develop, integrate and distribute their own software applications for computational chemistry, biology and materials research. The Company markets its products and services worldwide, principally through its direct sales force based in the United States and Europe and through its distribution network in the Asia/Pacific region.

     The Company has assembled its proprietary product suite through internal development, licensing of technologies from third parties and acquisitions of other companies. In August 1995, the Company acquired Biosym Technologies, Inc. ("Biosym"), a leading provider of molecular modeling and simulation software and a wholly owned subsidiary of Corning Incorporated ("Corning"). The acquisition of Biosym allowed the Company to achieve several important strategic objectives, including the addition of key technologies and personnel; the addition of complementary products; a significant expansion of the Company's customer base; penetration into new markets; improved cost efficiencies; and broader research and development, marketing and sales capabilities.

     The Company plans to continue enhancing its product and service offerings for simulation specialists, who are the principal users of the Company's products. In addition, the Company plans to broaden significantly its user base to include the much larger population of experimentalists-- laboratory scientists and engineers that engage in experimental activities. The Company has packaged its core simulation technologies into solutions-oriented applications known as computational instruments. These products are easier to use than traditional simulation products and perform specific functions analogous to typical laboratory procedures. Recently, the Company has begun to develop its WebLab family of products -- computational instruments accessible over corporate intranets. A key component of the Company's strategy is to create a "virtual laboratory" of computational instruments and other products for use on desktop computers by a broad range of scientists to perform computational chemistry, biology and materials experiments.

     The Company intends to remain at the forefront of simulation technology in order to offer a broad range of product solutions across diverse industries. The Company has access to a high degree of scientific expertise in molecular simulation through its employee base, academic collaborations and participation in industry partnerships. As of December 31, 1996, the Company had 268 employees, approximately half of whom hold Ph.D. degrees. The Company currently manages five industrial consortia, which are focused groups of industrial users, academic experts and MSI personnel, that collaborate to create new simulation software solutions for industrial research and development. The consortia allow the Company to accelerate the development of new technologies, share development costs, obtain customer guidance on product development and secure early validation of the Company's products.

     The Company was incorporated in Delaware in June 1984. The Company's principal executive offices are located at 9685 Scranton Road, San Diego, California 92121. Its telephone number is (619) 458-9990. Its e-mail address is solutions@msi.com.

                                  THE OFFERING

Common Stock offered by the Company...........  1,435,000 shares
Common Stock offered by the Selling
  Stockholders................................  1,065,000 shares
Common Stock to be outstanding after the
  offering....................................  8,045,952 shares(1)
Use of proceeds...............................  Working capital and other general corporate purposes, primarily in the areas of research and
                                                development, sales, marketing and customer
                                                support. See "Use of Proceeds."
Proposed Nasdaq National Market symbol........  MSIM

------------------------------
(1) Based on shares outstanding as of December 31, 1996. Excludes (i) 1,567,912 shares of Common Stock issuable upon exercise of options outstanding as of December 31, 1996 at a weighted average exercise price of $1.93 per share;
    (ii) 368,497 additional shares of Common Stock reserved for future issuance under the Company's stock option plans existing as of such date; and (iii) 75,000 additional shares of Common Stock reserved for issuance under the Company's Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan. See "Management."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                               1992        1993       1994(1)   1995(1)     1996
                                              -------     -------     -------   --------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue...................................  $19,602     $15,268     $15,372   $ 30,120   $47,261
  Gross profit..............................   15,927      12,959      12,484     23,511    39,502
  Acquisition-related charges(2)............      944          --          --     12,161        --
  Operating income (loss)...................      582      (2,533)     (2,699)   (11,639)    3,700
  Net income (loss).........................  $   224     $(2,781)    $(2,928)  $(11,880)  $ 2,597
  Net income (loss) per share(3)............  $  0.20     $ (2.37)    $ (2.25)  $  (4.56)  $  0.34
  Weighted average shares outstanding(3)....    1,096       1,175       1,302      2,603     7,580

                                                                          DECEMBER 31, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(4)
                                                                      -------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.........................................  $14,509        $ 29,874
  Working capital...................................................    4,280          19,645
  Total assets......................................................   41,265          56,630
  Note payable and other long-term obligations, less current
     portion........................................................    2,982           2,982
  Total stockholders' equity........................................    7,388          22,753

------------------------------
(1) The financial information set forth above excludes financial information for Biosym prior to August 16, 1995, the effective date of the Biosym acquisition. Pro forma revenue, operating loss and net loss for 1994 are $48.8 million, $6.7 million and $8.0 million, respectively, and for 1995 are $46.8 million, $15.2 million and $16.4 million, respectively. These amounts do not purport to be indicative of the results of operations that actually would have resulted had the acquisition been in effect as of January 1 of such years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 4 of Notes to MSI Consolidated Financial Statements for a discussion of the Biosym acquisition and its effects.

(2) The 1992 amount represents restructuring costs incurred in connection with the merger between Molecular Simulations, Inc. and Polygen Corporation. The 1995 amount includes a $6.5 million write-off of acquired in-process research and development, $4.5 million in restructuring costs and a $1.1 million write-off of capitalized software, all in connection with the acquisition of Biosym.

(3) See Note 2 of Notes to MSI Consolidated Financial Statements for a description of the computation of the net income (loss) per share and the number of shares used in the per share calculation.

(4) As adjusted to give effect to the sale of 1,435,000 shares of Common Stock to be offered by the Company hereby at an assumed initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

------------------------------

     Except as otherwise indicated, the information contained in this Prospectus
(i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects a one-for-two reverse stock split of the Common Stock effected in February 1997, and (iii) reflects the conversion of all outstanding shares of Series A convertible preferred stock ("Preferred Stock") and Class B convertible nonvoting common stock (the "Class B Common") into 1,764,832 shares of Common Stock, which will occur upon the closing of the offering. See "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

     Fluctuations in Future Operating Results; Seasonality; Lengthy Sales Cycles. The Company's operating results have fluctuated significantly because of seasonal and other factors and the Company expects that future operating results will be subject to similar fluctuations. A significant portion of the Company's total revenue has been derived from relatively large orders and from service and maintenance arrangements. The timing of such orders has caused and will continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company's operating results may fluctuate significantly from quarter to quarter or on an annual basis as a result of a number of other factors, including but not limited to: the size and timing of customer orders; changes in the Company's customer and user bases; changes in license renewal rates; changes in pricing terms and billing methods, including changes associated with the Company's Web-based products and services under development; changes in revenue recognition; the mix of the Company's commercial, governmental and academic customers; the market success of the Company's services offerings; the timely development, introduction and marketing of new products and product enhancements; market acceptance of the Company's products, particularly Web-based products under development; deferrals of customer orders in anticipation of new products or product enhancements; the Company's ability to control cost, including the need for, and degree of use of, third-party contractors and the hiring of new employees; political instability in, or trade embargoes with respect to, foreign markets; changes in the Company's management team; acquisitions of technologies or other companies and fluctuating economic conditions. Consequently, there can be no assurance that the Company will be able to accurately predict the levels of future operating results. The Company believes that as a result of these and other factors, period-to-period comparisons of its historical results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Finally, it is likely that in some future periods the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

     The Company's operating results have fluctuated significantly from quarter to quarter because of seasonal and other factors and the Company expects that future operating results will be subject to similar fluctuations. The Company has typically earned a significant portion of its quarterly revenue late in the quarter. The Company in the past has recognized its highest revenue in the fourth quarter followed by lower revenue in the first quarter. In addition, MSI's sales to Teijin Molecular Simulations Incorporated ("TMSI"), the Company's joint venture with Teijin Limited ("Teijin"), in the past have been higher in the Company's first quarter, in part because the fiscal year of most Japanese companies ends on March 31, and have declined sharply in the second quarter. Furthermore, the Company's operating expenses have generally increased beginning in its second quarter due to implementation of annual wage increases and increased hiring. The decline in Japanese sales combined with increased operating expenses has caused the Company's results of operations to be lowest in the second quarter. The Company also has experienced quarterly variability in service and other revenue. Finally, the Company has experienced decreased European sales in its third quarter. Consistent with these seasonal trends, the Company expects that its revenues and results of operations will be lower in the first quarter of 1997 as compared to the fourth quarter of 1996, and that its results of operations will decrease in the second quarter of 1997 as compared to the first quarter of 1997. The failure to achieve expected revenue during any individual quarter will have a material adverse effect on the Company's financial condition and results of operations, and the adverse effect may be magnified by the

Company's inability to adjust spending in a timely manner to compensate for any revenue shortfall. See "--Risks Associated with International Operations."

     The sales cycles for the Company's products can be lengthy and are subject to a number of significant risks over which the Company has little or no control. The sales cycles for the Company's products typically last six months and can exceed 12 months. In addition, purchases of the Company's products generally involve significant commitments of capital, and delays frequently occur due to the authorization procedures for substantial capital expenditures within large organizations. Because the Company generally ships orders as received and as a result typically has little or no backlog, any significant delay in an anticipated order would likely cause material fluctuations to the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

     History of Losses; No Assurance of Continued Profitability. The Company incurred a net loss in each of its three fiscal years prior to 1996. As of December 31, 1996, the Company's accumulated deficit was $31.5 million. The Company's net losses increased substantially in 1995 compared to 1994 primarily as a result of approximately $12.2 million in charges associated with the Company's acquisition of Biosym. Much of the Company's revenue growth has been the result of the acquisition of Biosym. In addition, the Company's revenue and profitability were adversely affected in 1996 by a strategic shift to annual software licenses from long-term (ten years or perpetual) licenses traditionally sold by the Company. Compared to long-term licenses, annual licenses generate lower revenue in the initial year of the license but will generate incremental revenue each time the license is renewed. For these and other reasons, there can be no assurance that the Company's revenue will grow or be sustained in future periods or that the Company will be profitable in any future period. See "--Need to Achieve Greater Market Penetration," "--Increasing Dependence on License Renewals" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Need to Achieve Greater Market Penetration. The ability of the Company to increase revenue from the license of its products is dependent upon increased market acceptance of the Company's software products and services. The Company's products are used primarily by simulation specialists. The Company's strategy is to expand usage of its products and services by marketing and distributing its software, in part through its Web-based products under development, to experimentalists. If the Company cannot expand its customer base to include experimentalists, or if the Company otherwise cannot successfully market and sell its Web-based products under development and related services, the Company may not be able to increase its revenue, or its revenue may decline. In general, increased market acceptance and greater market penetration of the Company's products depend upon several factors, including the overall product performance, ease of implementation and use, accuracy of simulation, breadth and integration of product offerings and the extent to which users achieve the intended research and development benefits from their use of the Company's products and services. There can be no assurance that the Company's products and services will achieve increased market acceptance or penetration in the Company's target industries or other industries. Failure to increase market acceptance or penetration would restrict substantially the future growth of the Company and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry Background" and "--Strategy."

     Increasing Dependence on License Renewals. The Company derives a significant portion of its total revenue from the renewal of license, service, maintenance and consortia agreements with existing customers. The Company is pursuing a shift in the mix of new customer agreements away from long-term licenses toward annual, renewable licenses. As a result, the Company's total revenue in the future will be increasingly dependent on the renewal of annual licenses. The Company's ability to secure renewals may be adversely affected by ownership or management changes within customer organizations, including acquisitions of customers by other companies; the Company's inability to deliver consistent, high-quality and timely services or product enhancements; customer budget constraints; the introduction of competing products by third parties; political or economic instability; and other factors, many of which may be beyond the control of the Company. There can be no assurance that the

Company will be able to generate and maintain sufficient license renewals, particularly given the Company's shift from long-term to annual licenses, and failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Technologies Licensed from or Developed by Third
Parties. Certain of the Company's technologies have been acquired or licensed from third parties, or have been developed in connection with one of the Company's consortia. Changes in certain third-party license agreements and relationships, or termination thereof, could materially affect the Company's ability to continue to develop and market its current products or new products. From time to time, the Company experiences disruptions in its relationships with third parties from whom the Company obtains technology. As a result of these disruptions, the Company has on occasion experienced delays in distribution of products and product enhancements and has otherwise had difficulties developing, distributing or licensing, in a timely manner, third-party products based on such technology. There can be no assurance that the Company will be able to successfully acquire or develop, alone or as part of consortia, new technologies. Furthermore, there can be no assurance that such technologies, if acquired, can be successfully integrated and commercialized by the Company. Inability to license, maintain, upgrade or integrate new technologies could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that there will be no disruptions in the Company's relationships with third parties from whom the Company obtains technology, or that any disruptions that do arise will be resolved in a timely and cost-effective manner, if at all. Any such disruptions could have a material adverse effect on the Company's business, financial condition and results of operations.

     Acquisition-Related Risks; Need to Integrate Acquired Technologies. The Company has a history of acquiring or otherwise combining with other companies that have similar and different products. As a result of such acquisitions and combinations, the Company has experienced overlapping product features, inconsistent product standards and unintended concentrations of employees, management and distributors. In connection with the acquisition of Biosym in 1995, the Company recorded a $4.5 million restructuring charge, a $6.5 million write-off of acquired in-process research and development, and a $1.1 million write-off of capitalized software. There can be no assurance that the Biosym acquisition will be successful in the long term. Following the acquisition of Biosym, the Company and Corning each received informal inquiries from the Antitrust Division of the United States Department of Justice concerning the acquisition. The Antitrust Division requested and was provided certain information concerning the Company's business and the markets for the Company's and Biosym's products. No Civil Investigative Demand was issued and neither the Company nor Corning has received any further contact from the Antitrust Division since December 1995. However, there can be no assurance that the Antitrust Division will not request additional information or pursue an investigation, which could have a material adverse effect on the Company's business. In general, there can be no assurance that the Company will be successful in cost-effectively integrating the operations and personnel of acquired businesses into its business; incorporating new products and any other acquired technologies into its product lines; deriving future revenue from acquired technologies or products; establishing and maintaining uniform standards, controls, procedures and policies; avoiding the impairment of relationships with employees and customers; or overcoming other problems that may be encountered in connection with the Company's integration efforts. To the extent that the Company is unable to accomplish the foregoing, the Company's business, financial condition and results of operations would be materially adversely affected. Further, there can be no assurance that future acquisitions will not result in charges which could have a material, adverse effect on the Company's business, financial condition and results of operations. Future acquisitions by the Company may also result in dilutive issuances of equity securities or the incurrence of debt and amortization expenses related to goodwill and other intangible assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 4 of MSI Consolidated Financial Statements.

     Concentration of Revenue from Certain Industries. The Company derives a substantial portion of its total revenue from sales of products and services to companies in the pharmaceutical, biotechnology and chemical industries, all of which can be highly cyclical. Accordingly, the Company's future success is dependent upon the continued demand for simulation software by companies in those industries. The Company believes its customers' cost containment measures have led to delays and reductions in certain research and development, capital and operating expenditures by many of such companies in the past, and such delays or reductions could recur in the future. In addition, certain of the Company's customers in these industries are subject to regulatory and economic changes, and such changes could also lead to delays or reductions in research and development and capital expenditures. The Company experienced a decline in revenue in 1993 and essentially flat revenue in 1994, due in part to the reluctance of the pharmaceutical and biotechnology industries to make research and development investments following the announcement of the Clinton health care initiative as well as the worldwide recession in the chemical industry during this period. Any such delays, reductions or fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's products or product enhancements targeting other industries, if ever introduced, will reduce the Company's risk of industry concentration. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with International Operations. During 1996, approximately 54% of the Company's total revenue was derived from customers outside the United States. Approximately 28% of the Company's revenue was derived from operations in Europe and approximately 26% was derived from export sales to the Asia/Pacific region, primarily from sales through TMSI. The Company anticipates that international revenue will continue to account for a significant percentage of revenue in the future. In particular, the Company expects to continue to generate substantial revenue from sales by its European subsidiaries and TMSI. The Company's international operations are subject to risks inherent in the conduct of international business, including unexpected changes in regulatory requirements, longer payment cycles, exchange rate fluctuations, export license requirements, tariffs and other barriers, political and economic instability, limited intellectual property protection, difficulties in collecting trade receivables, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary or joint venture operations, and potentially adverse tax consequences. There can be no assurance that the Company will be able to sustain or increase international revenue from licenses or from service or maintenance arrangements, and there can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's international operations, and therefore its business, financial condition and results of operations. The Company's direct international sales generally are denominated in local currencies, and the impact of future exchange rate fluctuations on the Company's operating results and financial condition cannot be accurately predicted. The Company does not currently engage in currency exchange rate hedging transactions, and there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenue from international sales, and thus the Company's business, financial condition and results of operations. The Company may engage in hedging in the future; however, there can be no assurance that any currency hedging policies implemented by the Company in the future will be successful. See "--Fluctuations in Future Operating Results; Seasonality; Lengthy Sales Cycles" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management of Growth. Following the Company's merger with Biosym in August 1995, management and other personnel focused a significant amount of attention on the integration of Biosym with the Company. Future acquisitions of companies or technologies, expansion of the Company's product lines or additional product development and product introductions, when added to the day-to-day activities of the Company, will place a strain on the Company's resources and personnel. In addition, although the Company is currently investing, and plans to continue to invest, significant resources to expand its sales force and to develop additional distribution relationships, the Company has at times experienced and continues to experience difficulty in recruiting and retaining qualified sales personnel and in establishing necessary sales representative relationships. There can be no assurance that the Company will be successful in attracting and retaining the necessary personnel. If Company management is unable to effectively manage growth, the Company's business, financial condition and results of operations will be materially and adversely affected. See "--Dependence on Technologies Licensed from or Developed by Third Parties," and "Business--Sales and Marketing."

     Dependence upon Product Development; Rapid Technological Change. The market in which the Company competes is subject to rapid technological change, frequent product introductions, changes in customer demand and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. It will also be important for the Company to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database and networking platforms, including Web-based technology. Substantially all of the Company's current products operate in the UNIX operating system. In the event that another operating system, such as Windows NT, were to achieve broad acceptance in the simulation software industry, the Company would be required to port its products to such an operating system which would be costly and time consuming and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in developing and marketing enhancements that respond to technological change, evolving industry standards or customer product and service requirements; that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or services; or that such enhancements or services will adequately meet the requirements of the marketplace and achieve market acceptance. From time to time, the Company experiences delays in the release dates of enhancements to certain of its products. If release dates of any significant new products or product enhancements are delayed or if such products or enhancements fail to achieve market acceptance, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, the introduction or announcement of new product offerings or enhancements or services by the Company or the Company's competitors may cause customers to defer or forego purchases of current versions of the Company's products or services, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Product Development."

     Proprietary Rights; Risks of Infringement. The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also has two United States patents. The Company also believes that factors such as the technological and creative skills of its personnel, new product development, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technical leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Further, there can be no assurance that the Company's patents or trademarks will offer any protection or that they will not be challenged, invalidated or circumvented. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In limited instances, the Company has released source codes of certain products to customers or collaborators. Policing unauthorized use of the Company's products therefore may be difficult. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

     There can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. From time to time the Company receives letters from third parties claiming or suggesting that its products may infringe patents or other intellectual property rights. In particular, the Company has received letters from Tripos, Inc. and Immunex Corporation stating that the Company's products may be relevant to patents held by them. The Company has investigated these matters and believes that they are without merit or immaterial. There can be no assurance, however, that the Company's products do not infringe upon the patent or other intellectual property rights of these or other third parties, that the Company will not be required to seek licenses for or otherwise acquire rights to technology as a result of claims of infringement or that these or other companies will not bring infringement suits against the Company. The Company expects in general that simulation software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company, the failure or inability of the Company to license or design around the infringed technology would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property and Other Proprietary Rights."

     Dependence on Distributors. The Company is dependent in part upon distributors for its European sales, and upon TMSI as its sole distributor in the Asia/Pacific region. The Company believes that its success in penetrating markets for its products depends in large part on its ability to maintain these relationships and to cultivate additional distribution relationships. There can be no assurance that any distributor will not discontinue its relationship with the Company or form competing arrangements with the Company's competitors. Further, relationships with distributors may create channel conflicts with the Company's own direct sales force. In addition, the Company's distributors other than TMSI generally offer other products and are involved in other ventures, and they may give higher priority to such other activities. The loss of, or a significant reduction in revenue from, the distributors through which the Company sells its products could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Risks Associated with International Operations."

     Competition. The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's competitors offer a variety of products and services to address this market. The Company believes that the principal competitive factors in this market are product quality, flexibility, ease-of-use, scientific validation and performance, functionality and features, open architecture, quality of support and service, reputation and price. Competition currently comes from five principal sources: other molecular simulation software packages; desktop software applications, including chemical drawing, molecular modeling and analytical data simulation applications; consulting and outsourcing services; other types of simulation software provided to engineers; and firms supplying databases, such as chemical information databases, and information technology. In addition, certain of the Company's licenses grant the right to sublicense the Company's software. As a result, the Company's customers and third-party licensees could develop specific simulation applications using the Company's software developer's kit and compete with the Company by distributing such programs to potential customers of the Company. Customers or licensees could also develop their own simulation technology and cease using the Company's products and services.

     Certain of MSI's competitors and potential competitors have longer operating histories than the Company and have greater financial, technical, marketing and other resources. Further, many of the Company's competitors offer products and services directed at more specific markets than those targeted by the Company, enabling these competitors to focus a greater proportion of their efforts on such markets. There can be no assurance that the Company's current or potential competitors will not develop products or services comparable or superior to those developed by the Company or that they will not adapt more quickly than the Company to new technologies and new customer demands, thereby increasing their market share relative to that of the Company. Any significant decrease in the demand for the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

     Dependence upon Key Personnel. The Company's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of the Company's executive officers or key technical or sales personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Competition for qualified technical, sales and managerial personnel is intense, and there can be no assurance that the Company can retain its key employees or that it can attract, assimilate or retain other highly qualified personnel in the future. See "Management."

     Product Liability; Product Defects. The Company's sales and license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The sale and support of the Company's simulation software may entail the risk of product liability claims, which are likely to be substantial in light of the applications in which the Company's products are used. The Company maintains insurance against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful product liability claim brought against the Company in excess of its insurance coverage or outside the scope of such coverage would have a material adverse effect upon the Company's business, financial condition and results of operation.

     Software and other products as complex as those offered by the Company frequently contain errors or failures, especially when first introduced or when new versions are released. Also, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after a product has been installed and used by customers. Such errors or performance problems may cause delays in product introductions and shipments or require design modifications that could materially and adversely affect the Company's competitive position and operating results. There can be no assurance that, despite testing by the Company and its current and potential customers, and despite the Company's attempts to collaborate with its customers during the development process, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service and warranty costs, any of which would have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Product Development."

     Influence of Existing Stockholders. Upon completion of this offering, the Company's executive officers, directors and affiliated entities, including Corning, together will beneficially own approximately 47.5% of the outstanding shares of Common Stock (45.5% if the Underwriters over-allotment option is exercised in full). Corning will beneficially own approximately 40.5% of the outstanding shares of Common Stock (38.7% if the Underwriters over-allotment option is exercised in full) after selling 362,219 shares of Common Stock in this offering. As a result, these stockholders may as a group be able to exercise control over matters requiring stockholder approval, including the election of directors or an acquisition of or by the Company. See "Principal and Selling Stockholders."

     No Prior Public Market for Common Stock; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the Company, the representatives of the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earning estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries and other events or factors. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar or related to that of the Company and that have been unrelated to the operating performance of these companies. These market fluctuations may materially and adversely affect the market price of the Company's Common Stock. In the past, volatility in the market price of securities has occasionally resulted in class action lawsuits. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect in the Company's business, financial condition and results of operations.

     Shares Eligible for Future Sale; Registration Rights. Sales of substantial numbers of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 8,045,952 shares of Common Stock, assuming no exercise of the Underwriters over-allotment option and no exercise of outstanding options. Of these shares, 2,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 5,525,635 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), 145 or 701 promulgated under the Securities Act. Holders of an aggregate of 5,335,276 of the Restricted Shares agreed that they will not, without the consent of Hambrecht & Quist LLC, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Common Stock owned by them during the 180-day period commencing on the date of this Prospectus. However, Hambrecht & Quist LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lockup agreements. Any such release could have a material adverse effect on the market price of the Common Stock. With respect to the shares not subject to such lock-up agreements, upon the closing of this offering 695,924 shares will be eligible for sale without restriction pursuant to Rule 144(k), 1,571,199 shares will be eligible for sale pursuant to Rule 144, and 93,611 shares will be eligible for sale 90 days after this offering pursuant to Rule 701. Upon expiration of the lock-up period, approximately 695,924 shares of Common Stock held by existing stockholders will be eligible for sale without restriction pursuant to Rule 144(k) or Rule 701, and approximately 1,571,199 shares held by existing stockholders will be eligible for sale subject to the volume and other restrictions of Rule 144. In addition, as of December 31, 1996, 1,567,912 shares were subject to outstanding options. Substantially all of these shares are subject to the lock-up agreements described above. Upon the expiration of such lock-up agreements, approximately 1,014,700 shares subject to such options will be vested. Following the completion of this offering, 2,263,053 of the shares outstanding will be entitled to registration rights with respect to such shares upon termination of lock-up agreements. The number of shares sold in the public market could increase if registration rights are exercised. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

     Immediate and Substantial Dilution. Investors participating in this offering will incur immediate, substantial dilution of $9.56 per share. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. If the net proceeds of this offering, together with available funds and cash generated from operations, are insufficient to satisfy the Company's cash needs, the Company may be required to sell additional equity or convertible debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. See "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Forward-Looking Statements. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may be deemed to include the Company's plans to expand its user base, expand into new markets, become the industry standard, leverage its core technology and maintain its technology leadership, leverage its relationships with simulation specialists and promote strategic technology relationships. Actual results could differ from those projected in any forward-looking statements for the reasons detailed in the other sections of this "Risk Factors" portion of the Prospectus, or elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,435,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $12.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by the Company, are estimated to be $15,364,600 ($19,549,600 if the Underwriters' overallotment option is exercised in full). The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company intends to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including research and development, sales, marketing and customer support to accommodate anticipated growth in the Company's business and customer base. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, if any, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. The Company's management will retain broad discretion in the allocation of the net proceeds from this offering. In addition, the Company may make one or more acquisitions of complementary technologies, products or businesses which broaden or enhance the Company's current product offerings. However, the Company has no specific agreements or commitments, oral or written, for any such acquisition. Pending the uses described above, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock during any period for which information is provided in this Prospectus. The Company currently intends to retain future earnings, if any, to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of December 31, 1996, (ii) the pro forma capitalization after giving effect to the conversion of all outstanding Preferred Stock and Class B nonvoting Common Stock into Common Stock and (iii) the capitalization as adjusted to give effect to the sale of the 1,435,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share (after deducting the estimated underwriting discount and offering expenses). This table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                      DECEMBER 31, 1996
                                                            --------------------------------------
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------     ---------     -----------
                                                            (IN THOUSANDS)
Current portion of note payable...........................  $    600     $    600       $     600
                                                            ========     ========        ========
Note payable, net of current portion(1)...................  $  1,400     $  1,400       $   1,400
                                                            --------     --------        --------
Stockholders' equity:
  Series A convertible preferred stock, $.01 par value --
     authorized: 2,222,223 shares; issued and outstanding:
     2,222,223 shares, actual; no shares authorized,
     issued and outstanding, pro forma and as adjusted....        22           --              --
  Common stock, $.001 par value -- authorized: 25,000,000
     shares; issued and outstanding: 4,846,120 shares,
     actual; issued and outstanding: 6,610,952 shares, pro
     forma; issued and outstanding 8,045,952 shares, as
     adjusted(2)..........................................         5            7               8
  Class B convertible nonvoting common stock, $.001 par
     value -- authorized: 1,500,000 shares; issued and
     outstanding: 1,307,442 shares, actual; no shares
     authorized, issued and outstanding, pro forma and as
     adjusted.............................................         1           --              --
  Additional paid-in capital..............................    39,393       39,414          54,778
  Accumulated deficit.....................................   (31,534)     (31,534)        (31,534)
  Cumulative translation adjustment.......................      (499)        (499)           (499)
                                                            --------     --------        --------
       Total stockholders' equity.........................     7,388        7,388          22,753
                                                            --------     --------        --------
          Total capitalization............................  $  8,788     $  8,788       $  24,153
                                                            ========     ========        ========

------------------------------

(1) See Note 8 of Notes to MSI Consolidated Financial Statements.

(2) Based on shares outstanding as of December 31, 1996. Excludes (i) 1,567,912 shares of Common Stock issuable upon the exercise of options outstanding as of December 31, 1996 at a weighted average exercise price of $1.93 per share; (ii) 368,497 additional shares of Common Stock reserved for future issuance under the Company's stock option plans existing as of such date; and (iii) 75,000 additional shares of Common Stock reserved under the Company's Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan. See "Management" and Notes 9 and 14 of Notes to MSI Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company, as of December 31, 1996, was approximately $4.3 million or $0.65 per share. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of outstanding shares of Common Stock, assuming conversion of all outstanding shares of Class B Common and Preferred Stock into Common Stock. After giving effect to the sale of the 1,435,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share), the pro forma net tangible book value of the Company at December 31, 1996 would have been approximately $19.7 million or $2.44 per share. This represents an immediate increase in such net tangible book value of $1.79 per share to existing stockholders and an immediate dilution of $9.56 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

    Assumed initial public offering price per share...................             $ 12.00
      Pro forma net tangible book value per share as of
         December 31, 1996............................................  $ 0.65
      Increase per share attributable to new investors................    1.79
                                                                        -------    -------
    Pro forma net tangible book value per share after this offering...                2.44
                                                                                   -------
    Dilution per share to new investors...............................             $  9.56
                                                                                   =======

     The following table summarizes on a pro forma basis, as of December 31, 1996, the differences between the number of shares purchased from the Company, assuming conversion of all outstanding shares of Class B Common and Preferred Stock into Common Stock, the total consideration paid and the average price paid per share by the existing holders of Common Stock and by the new investors at an assumed initial public offering price of $12.00 per share:

                                     SHARES PURCHASED          TOTAL CONSIDERATION
                                  ----------------------     ------------------------     AVERAGE PRICE
                                    NUMBER       PERCENT        AMOUNT        PERCENT       PER SHARE
                                  -----------    -------     ------------     -------     -------------
Existing stockholders(1)........    6,610,952      82.2%     $ 39,421,000        69.6%       $  5.96
New investors(1)................    1,435,000      17.8        17,220,000        30.4          12.00
                                                 -------                      -------
                                                      -                             -
                                  -----------                 -----------
          Total.................    8,045,952     100.0%     $ 56,641,000       100.0%
                                  ===========    ========     ===========     ========

     The foregoing tables excludes (i) 1,567,912 shares of Common Stock issuable upon the exercise of options outstanding as of December 31, 1996 at a weighted average exercise price of $1.93 per share; (ii) 368,497 additional shares of Common Stock reserved for future issuance under the Company's stock option plans existing as of such date; and (iii) 75,000 additional shares of Common Stock reserved under the Company's Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan. To the extent that outstanding options are exercised in the future, there may be further dilution to new stockholders.

------------------------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 5,545,952 shares or approximately 68.9% of the total shares of Common Stock outstanding after this offering and will increase the number of shares held by new investors to 2,500,000 shares or approximately 31.1% of the total shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains selected consolidated financial data of the Company and is qualified in its entirety by the more detailed financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996, have been derived from such financial statements and notes thereto. The statement of operations data for the years ended December 31, 1992 and 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994 have been derived from the Company's consolidated financial statements, which statements have been audited by Arthur Andersen LLP and are not included in this Prospectus. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere herein.

                                                          YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                            1992       1993       1994(1)     1995(1)        1996
                                          --------    -------     -------     --------     --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses.....................  $ 12,977    $ 7,987     $ 7,920     $ 14,482     $ 19,739
  Service and other.....................     5,745      5,609       6,110       11,165       21,344
  Hardware..............................       880      1,672       1,342        4,473        6,178
                                          --------    --------    --------    --------      -------
     Total revenue......................    19,602     15,268      15,372       30,120       47,261
Total cost of revenue...................     3,675      2,309       2,888        6,609        7,759
                                          --------    --------    --------    --------      -------
     Gross profit.......................    15,927     12,959      12,484       23,511       39,502
Total operating expenses................    15,345     15,492      15,183       35,150       35,802
                                          --------    --------    --------    --------      -------
Operating income (loss).................       582     (2,533)     (2,699)     (11,639)       3,700
Interest and other income...............       117          5          33          319          368
                                          --------    --------    --------    --------      -------
Income (loss) before provision for
  income taxes..........................       699     (2,528)     (2,666)     (11,320)       4,068
Provision for income taxes..............       475        253         262          560        1,471
                                          --------    --------    --------    --------      -------
Net income (loss).......................  $    224    $(2,781)    $(2,928)    $(11,880)    $  2,597
                                          ========    ========    ========    ========      =======
Net income (loss) per share(2)..........  $   0.20    $ (2.37)    $ (2.25)    $  (4.56)    $   0.34
                                          ========    ========    ========    ========      =======
Weighted average shares
  outstanding(2)........................     1,096      1,175       1,302        2,603        7,580

                                                                DECEMBER 31,
                                          ---------------------------------------------------------
                                            1992       1993        1994         1995         1996
                                          --------    -------     -------     --------     --------
                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.............  $  2,065    $ 1,609     $ 5,855     $ 10,371     $ 14,509
  Working capital.......................     2,197      1,579       5,481          291        4,280
  Total assets..........................    12,423     11,080      14,916       34,152       41,265
  Note payable and other long-term
     obligations, net of current
     portion............................       204      2,137       2,774        3,116        2,982
  Total stockholders' equity............     6,109      3,381       6,812        5,149        7,388

------------------------------

(1) The financial information set forth above excludes financial information for Biosym prior to August 16, 1995, the effective date of the Biosym acquisition. Pro forma revenue, operating loss and net loss for 1994 are $48.8 million, $6.7 million and $8.0 million, respectively, and for 1995 are $46.8 million, $15.2 million and $16.4 million, respectively. These amounts do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions been in effect as of January 1 of such year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 4 of Notes to MSI Consolidated Financial Statements for a discussion of the Biosym acquisition and its effects.

(2) See Note 2 of Notes to MSI Consolidated Financial Statements for a description of the computation of the net income (loss) per share and the number of shares used in the per share calculation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Molecular Simulations Incorporated was founded in 1984 and is the leading provider of molecular modeling and simulation software. The Company designs, develops, markets and supports software that facilitates the discovery and development of new products and processes in the pharmaceutical, biotechnology, chemical, petrochemical and materials industries. Using the Company's products, researchers are able to increase the speed and efficiency of the research and development cycle, thereby reducing product development costs and shortening the time to market for new product introductions and process improvements.

     The Company has pursued a strategy that involves internal product development as well as licensing and acquiring complementary products and technologies. In August 1995, the Company took a significant step in pursuit of this strategy by acquiring Biosym, a leading provider of molecular modeling and simulation software and a wholly owned subsidiary of Corning. The Biosym acquisition has had a significant effect on MSI's subsequent revenue growth and other financial results and allowed the Company to achieve several important strategic objectives, including the acquisition of key technologies and personnel; the addition of complementary products; a significant expansion of the Company's customer base; expansion into new markets; improved cost efficiencies; and broader research and development, marketing, and sales capabilities. In conjunction with this acquisition, the Company undertook a corporate restructuring that resulted in a reduction of excess facilities and personnel, as well as a streamlining of overlapping projects, duplicate systems and redundant processes. Since the transaction was accounted for as a purchase, the operating results of Biosym prior to August 1995 are not included in the Company's financial results. Much of the Company's revenue growth has been attributable to the acquisition of Biosym. There can be no assurance that the Company will be able to acquire, develop or integrate new technologies successfully in the future. See "Risk Factors--Acquisition-Related Risks; Need to Integrate Acquired Technologies."

     The Company's revenue is primarily derived from the license of its software products and from services, as well as the resale of third-party hardware products. License revenue is recognized upon execution of a license agreement and shipment of the product, if no significant contractual obligations remain. The Company's services revenue includes software maintenance fees, consortia fees and fees for other services associated with use of the Company's software products. The Company's consortia are collaborative arrangements among the Company and third parties created for purposes of product development and validation.

     The Company licenses its software either under long-term (ten years or perpetual) licenses or annual, renewable licenses. In 1996, the Company continued its program of emphasizing the benefits of annual licenses. The Company believes that annual licenses offer customers increased flexibility with respect to product modules and features at a lower up-front cost. Because annual licenses are typically priced substantially lower than long-term licenses, they generate lower revenue when the sale is first made as compared to sales of long-term licenses. However, they will generate incremental future revenue each time the license is renewed. In 1996, the Company experienced a marked increase in the relative proportion of annual licenses, which increased from 14% of software license revenue in 1995 to 27% in 1996. The Company expects that this shift towards annual licenses will continue. See "Risk Factors--Increasing Dependence on License Renewals."

     Service and other revenue consists principally of software maintenance fees for ongoing support and product updates; payments for training, contract and consulting services; and consortia membership fees. Software maintenance revenue is recognized ratably over the term of the contract, which is typically 12 months. Training, contract and consulting revenue is recognized as the services are performed. Consortia membership fees are recognized ratably over the membership term of the consortium, which is typically one to three years. In addition to initiating a shift toward annual software licenses, the Company has recently placed added emphasis on marketing its services in order to increase the proportion of its recurring revenue. As a result, the Company's service revenue has increased as a percentage of total revenue.

     As a convenience to its customers, the Company acts as a value-added reseller of third-party computer hardware products in order to provide a complete turn-key molecular simulation system. The Company's sales of computer hardware are highly variable and unpredictable. Although fluctuations in the sale of computer hardware can cause significant variability in the Company's reported revenue, the gross profit earned by the Company on such sales is relatively small and fluctuations in revenue from computer hardware have little effect on the Company's overall gross profit.

     The Company markets its products and services worldwide. The Company has committed and continues to commit significant management time and financial resources to develop direct and indirect international sales and support channels. International revenue accounted for approximately 54% of total revenue in fiscal 1996. The Company expects international license, service and maintenance revenue to be a significant percentage of total revenue in the future. In North America and Europe, the Company has a direct sales force consisting of field sales representatives and telesales representatives. In Japan and other Asia/Pacific countries, the Company markets and sells its products through TMSI, which has certain exclusive rights to distribute the Company's products and services. TMSI is a 50/50 joint venture between the Company and Teijin, a large Japanese manufacturer and pharmaceutical company, and distributes the Company's products and services through a network of subdistributors. The Company accounts for its investment in TMSI using the equity method. The Company's international operations are subject to risks inherent in the conduct of international business and there can be no assurance that the Company will be able to sustain or increase international revenue from licenses or from service or maintenance arrangements. See "Risk Factors--Risks Associated with International Operations."

     The operating results of many software companies reflect seasonal trends, and the Company has been and expects to continue to be affected by such seasonal trends in the future. The Company's operating results have fluctuated significantly from quarter to quarter because of seasonal and other factors and the Company expects that future operating results will be subject to similar fluctuations. The Company also has typically earned a significant portion of its quarterly revenue late in the quarter. The Company in the past has recognized its highest revenue in the fourth quarter followed by lower revenue in the first quarter. In addition, MSI's sales to TMSI have in the past been higher in the Company's first quarter, in part because the fiscal year of most Japanese companies ends on March 31, and have declined sharply in the second quarter. Furthermore, the Company's operating expenses have generally increased beginning in its second quarter due to implementation of annual wage increases and increased hiring. The decline in Japanese sales combined with increased operating expenses typically has caused the Company's results of operations to be lowest in the second quarter. The Company also has experienced quarterly variability in service and other revenue. Finally, the Company has experienced decreased European sales in its third quarter. Consistent with these seasonal trends, the Company expects that its revenues and results of operations will be lower in the first quarter of 1997 as compared to the fourth quarter of 1996, and that its results of operations will decrease in the second quarter of 1997 as compared to the first quarter of 1997. The failure to achieve expected revenue during any individual quarter will have a material adverse effect on the Company's financial condition and results of operations, and the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for any revenue shortfall. There can be no assurance that the Company's historical trends will continue in the future. See "Risk

Factors--Fluctuations in Future Operating Results; Seasonality; Lengthy Sales Cycles" and "--Risks Associated with International Operations."

     In June 1996, the American Institute of Certified Public Accountants issued "Proposed Statement of Position: Software Revenue Recognition." The Company has reviewed the proposed statement of position and determined that its consolidated financial statements for each of the three years in the period ended December 31, 1996 are, in all material respects, in compliance with the provisions of the proposed statement of position.

YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

     The following table sets forth certain operating data expressed as a percentage of total revenue for each period indicated:

                                                                    YEARS ENDED DECEMBER 31,
                                                                  -----------------------------
                    STATEMENT OF OPERATIONS                       1994        1995        1996
                                                                  -----       -----       -----
Revenue:
  Software licenses.............................................   51.5%       48.1%       41.8%
  Service and other.............................................   39.8        37.1        45.1
  Hardware......................................................    8.7        14.8        13.1
                                                                  -----       -----       -----
     Total revenue..............................................  100.0       100.0       100.0
Cost of revenue:
  Software licenses.............................................   11.3         9.0         5.3
  Hardware......................................................    7.5        12.9        11.1
                                                                  -----       -----       -----
     Total cost of revenue .....................................   18.8        21.9        16.4
                                                                  -----       -----       -----
     Gross profit...............................................   81.2        78.1        83.6
Operating expenses:
  Sales, marketing and customer support.........................   49.0        39.9        36.7
  Research and development......................................   36.1        25.2        27.2
  General and administrative....................................   13.6        11.2        11.9
  Acquisition-related charges...................................     --        40.4          --
                                                                  -----       -----       -----
     Total operating expenses...................................   98.7       116.7        75.8
                                                                  -----       -----       -----
Operating income (loss).........................................  (17.5)      (38.6)        7.8
Interest and other income.......................................    0.2         1.1         0.8
                                                                  -----       -----       -----
Income (loss) before provision for income taxes.................  (17.3)      (37.5)        8.6
Provision for income taxes......................................    1.7         1.9         3.1
                                                                  -----       -----       -----
Net income (loss)...............................................  (19.0)%     (39.4)%       5.5%
                                                                  =====       =====       =====

Revenue

     Software license revenue. Software license revenue increased 83% from $7.9 million in 1994 to $14.5 million in 1995, and 36% to $19.7 million in 1996. The increase in software license revenue from 1994 to 1995 was due primarily to an additional $5.2 million of software license revenue from Biosym's product lines during the period from August 16, 1995 to December 31, 1995, and to an increase of $2.0 million or 25% in sales of MSI software product lines. The 25% increase in MSI software license revenue from 1994 to 1995 was the result of the introduction of new product lines in 1994 and increased sales of existing products. In 1996, software license revenue increased as a result of new customers acquired through the Biosym acquisition, an increase in customer sites and additional sales to existing customers. During 1996, revenue from annual licenses grew to $5.3 million or 27% of software license revenue from $2.1 million or 14% of software license revenue in 1995. Software license revenue as a percentage of total revenue decreased in 1996 primarily as a result of the increase in annual licenses relative to long-term licenses.

     Service and other revenue. Service and other revenue increased 83% from $6.1 million in 1994 to $11.2 million in 1995, and 91% to $21.3 million in 1996. The increase from 1994 to 1995 was principally due to an additional $4.2 million of service revenue relating to sales of Biosym products. The increase from 1995 to 1996 was primarily attributable to the inclusion of a full year of Biosym service and other revenue in the Company's 1996 results. Additionally, the increase in service and other revenue in 1996 was partially attributable to the growing installed base of the Company's products and the associated increase in demand for maintenance services. An increased focus on marketing software maintenance, consulting and other services also contributed to increased service and other revenue in 1996. In addition, service and other revenue increased as a percentage of total revenue in 1996 as a result of the Company's strategic shift from long-term to annual licenses. All of these factors had the added effect of increasing service and other revenue as a percentage of total revenue from 37% in 1995 to 45% in 1996.

     Hardware revenue. Hardware revenue increased 233% from $1.3 million in 1994 to $4.5 million in 1995, and 38% to $6.2 million in 1996. The increase from 1994 to 1995 was primarily attributable to $2.5 million of hardware revenue associated with sales of Biosym products. The 1996 increase in hardware revenue was due to the Company's larger customer base resulting in a greater volume of hardware orders.

     Total revenue. Total revenue increased 96% from $15.4 million in 1994 to $30.1 million in 1995, and 57% to $47.3 million in 1996. The increase from 1994 to 1995 was primarily due to the $6.6 million increase in software license revenue, while the increase from 1995 to 1996 was principally attributable to the $10.2 million increase in service and other revenue.

Cost of revenue

     Cost of software license revenue. Cost of software license revenue consists primarily of royalty expenses for software licensed to the Company; amortization of capitalized software development costs; and product media, documentation, packaging and freight expenses. The cost of software license revenue was $1.7 million in 1994, $2.7 million in 1995 and $2.5 million in 1996. The cost of license revenue as a percentage of license revenue was 22%, 19% and 13%, respectively, for these periods. The increase in the cost of license revenue from 1994 to 1995 was the result of the higher royalty expenses associated with the increase in the number of licenses sold and higher documentation costs related to the integration of the Biosym product line. The decrease in the cost of software license revenue from 1995 to 1996 was primarily the result of a reduction in documentation costs following the integration of the Biosym product line in 1995. The declines in the cost of software license revenue as a percentage of license revenue were the result of relatively unchanged software amortization costs. Cost of service and other revenue is immaterial and such cost is included in the cost of software license revenue.

     Cost of hardware revenue. The cost of hardware revenue was $1.1 million in 1994, $3.9 million in 1995 and $5.2 million in 1996. The cost of hardware revenue as a percentage of hardware revenue was 85%, 87% and 85%, respectively, for these periods. The increase in the cost of hardware revenue for all periods was the result of a corresponding increase in hardware revenue. Although fluctuations in the sale of computer hardware can cause significant variability in the Company's reported revenue, the gross profit earned by the Company on such sales is relatively small and fluctuations in revenue from computer hardware have little effect on the Company's overall gross profit.

Operating expenses

     Sales, marketing and customer support expense. Sales, marketing and customer support expense was $7.5 million in 1994, $12.0 million in 1995 and $17.4 million in 1996. These amounts represented 49%, 40% and 37% of total revenue, respectively, for these periods. The increases were largely attributable to additional expenses associated with the larger sales force and increased customer support requirements resulting from the Biosym acquisition. The increase in sales, marketing and customer support expense in 1996 also reflected the hiring of additional sales, marketing and customer support personnel, as well as increased costs associated with expanded promotional activities. The

Company expects that the dollar amount of sales, marketing and customer support expense will increase in 1997.

     Research and development expense. Research and development expense, net of capitalized software costs, was $5.6 million in 1994, $7.6 million in 1995 and $12.8 million in 1996. Research and development expense as a percentage of total revenue was 36%, 25% and 27%, respectively, for these periods. Research and development expense consists primarily of personnel, facilities and related expenses. Research and development costs are expensed when incurred, with the exception of certain software development costs required to be capitalized in accordance with Statement of Financial Accounting Standard No. 86("SFAS No. 86"). In accordance with SFAS No. 86, the Company capitalized $1.1 million, $2.2 million and $1.5 million of software costs in 1994, 1995 and 1996, respectively. The 1995 dollar increase was attributable in part to additional expenses associated with increased operations resulting from the Biosym acquisition. The Company believes that a significant level of investment in research and product development is essential to market leadership and anticipates that it will continue to commit substantial resources to research and product development in the future.

     General and administrative expense. General and administrative expense was $2.1 million in 1994, $3.4 million in 1995 and $5.6 million in 1996. As a percentage of total revenue, general and administrative expense was 14%, 11% and 12%, respectively, for these periods. The increase during 1995 was primarily attributable to additional expenses associated with increased operations resulting from the Biosym acquisition. The increases in general and administrative expense for both periods were due in part to increased staffing and additional investment in infrastructure necessary to manage and support the Company's growing operations. The Company believes that its general and administrative expense will increase in dollar amount for 1997 as a result of an anticipated expansion of the Company's administrative staff required to support its growing operations.

     Acquisition-related charges. During the quarter ended September 30, 1995, the Company charged to operations approximately $6.5 million of acquired research and development costs associated with the Biosym acquisition, $4.5 million of restructuring costs, as well as $1.1 million for the impairment of capitalized software. The acquired research and development was expensed in accordance with generally accepted accounting principles. The restructuring costs related primarily to reductions in personnel, consolidation of facilities, and elimination of duplicate products and systems resulting from the Biosym acquisition. The charge for the impairment of capitalized software reflects capitalized software development costs for software products rendered obsolete or redundant by the Biosym acquisition.

Interest and other income

     Interest and other income primarily represents interest income earned on the Company's cash, cash equivalents and short-term investments, net of interest expense, and equity income from the Company's 50% ownership of TMSI. Interest and other income was $33,000, $319,000 and $368,000 in fiscal 1994, 1995 and
1996, respectively. The increase from 1994 to 1995 was due primarily to interest income from cash raised through the sale of equity in late 1994.

Provision for income tax

     The Company's provision for income tax consists primarily of foreign income taxes withheld on foreign revenue. The tax provision for 1994 and 1995 reflects the inability to offset these foreign taxes with operating losses. The tax provision for 1996 of 36% reflects the impact of foreign income taxes withheld on revenue as well as the Company's inability to completely offset its operating income with loss carryforwards because of minimum tax requirements. The Company expects to be able to offset a substantial portion of its income in 1997 with net operating loss carryforwards, after which all loss carryforwards will be subject to significant limitations.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth the unaudited quarterly financial data for each of the five quarters ended December 31, 1996, which constitute the first full quarters following the Biosym acquisition in August 1995. This quarterly information has been prepared on the same basis as the audited MSI Consolidated Financial Statements appearing elsewhere in this prospectus. In the opinion of the Company's management, the quarterly information reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the reporting periods presented. Such statement of operations data should be read in conjunction with the audited MSI Consolidated Financial Statements and Notes thereto. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                               THREE MONTHS ENDED
                                    -------------------------------------------------------------------------
                                    DECEMBER 31,     MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,
                                        1995           1996           1996           1996           1996
                                    -------------  -------------  -------------  -------------  -------------
                                                                 (IN THOUSANDS)
Revenue:
  Software licenses................    $ 6,044        $ 5,087        $ 3,931        $ 4,488        $ 6,233
  Service and other................      4,952          3,846          4,653          5,496          7,349
  Hardware.........................      1,497          1,033          2,924          1,110          1,111
                                       -------        -------        -------        -------        -------
          Total revenue............     12,493          9,966         11,508         11,094         14,693
Cost of revenue:
  Software licenses................      1,103            580            352            621            964
  Hardware.........................      1,237            858          2,525            914            945
                                       -------        -------        -------        -------        -------

          Total cost of revenue....      2,340          1,438          2,877          1,535          1,909
                                       -------        -------        -------        -------        -------
          Gross profit.............     10,153          8,528          8,631          9,559         12,784
Operating expenses:
  Sales, marketing and customer
     support.......................      5,219          3,646          3,862          4,292          5,559
  Research and development.........      3,264          2,945          3,051          3,284          3,554
  General and administrative.......      1,632          1,077          1,279          1,342          1,911
                                       -------        -------        -------        -------        -------
          Total operating
            expenses...............     10,115          7,668          8,192          8,918         11,024
                                       -------        -------        -------        -------        -------
Operating income...................         38            860            439            641          1,760
Interest and other income..........        214             64             60            225             19
                                       -------        -------        -------        -------        -------
Income before provision for income
  taxes............................        252            924            499            866          1,779
Provision for income taxes.........        148            332            181            314            644
                                       -------        -------        -------        -------        -------
Net income.........................    $   104        $   592        $   318        $   552        $ 1,135
                                       =======        =======        =======        =======        =======

     The Company's operating results have fluctuated significantly from quarter to quarter because of seasonal and other factors and the Company expects that future operating results will be subject to similar fluctuations. The Company also has typically earned a significant portion of its quarterly revenue late in the quarter. The Company in the past has recognized its highest revenue in the fourth quarter followed by lower revenue in the first quarter. For example, total revenues decreased 20% from $12.5 million for the fourth quarter of 1995 to $10.0 million for the first quarter of 1996. In addition, MSI's sales to TMSI in the past have been higher in the Company's first quarter, in part because the fiscal year of most Japanese companies ends on March 31, and have declined sharply in the second quarter. The 23% decrease in software license revenue from $5.1 million in the first quarter of 1996 to $3.9 million in the second quarter of 1996 was largely attributable to this pattern. Furthermore, the Company's operating expenses have generally increased beginning in its second quarter due to implementation of annual wage increases and increased hiring. The decline in Japanese sales combined with increased operating expenses typically has caused the Company's results of operations to be lowest in the second quarter. The Company also has experienced quarterly variability in service and other revenue. For example, fourth quarter 1996 service and other revenue increased by 34% over the third quarter primarily as a result of an increased focus on marketing software maintenance, consortia and the completion of several large research and development contracts. Finally, the Company typically has experienced decreased European sales in its third quarter.

     The Company's hardware sales are subject to significant variability. The gross profit earned by the Company from hardware sales is relatively small and fluctuations in revenue from computer hardware have relatively little effect in the Company's overall gross profit. For example, the Company's hardware revenue spiked to $2.9 million in the second quarter of 1996, but produced only $399,000 in gross profit. See "Risk Factors -- Fluctuations in Future Operating Results; Seasonality; Lengthy Sales Cycles" and "-- Risks Associated with International Operations."

THREE MONTHS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1996

Revenue

     Total revenue increased 18% from $12.5 million for the fourth quarter of 1995 to $14.7 million for the fourth quarter of 1996. Software license revenue increased 3% from $6.0 million in the fourth quarter of 1995 to $6.2 million in the fourth quarter of 1996. The software license revenue increase was limited by the strategic shift in 1996 from long-term software licenses toward annual licenses, which generate lower revenue when first sold but which provide incremental revenue each time the annual licenses are renewed. Service and other revenue increased 48% from $5.0 million in the fourth quarter of 1995 to $7.3 million in the fourth quarter of 1996. The increase in service and other revenue was attributable to the growing installed base of the Company's products and an associated increase in demand for maintenance service. Hardware revenue declined 26% from $1.5 million in the fourth quarter of 1995 to $1.1 million in the fourth quarter of 1996 as a result of fewer customer orders for third-party computer equipment.

Cost of revenue

     Cost of revenue declined 18% from $2.3 million in the fourth quarter of 1995 to $1.9 million for the fourth quarter of 1996, primarily as a result of the decline in computer hardware sales and the higher documentation costs related to the integration of the Biosym product line.

Operating expenses

     Total operating expenses were $10.1 million in the fourth quarter of 1995 and $11.0 million in the fourth quarter of 1996. Operating expenses as a percentage of total revenue were 81% for the fourth quarter of 1995 and 75% for the fourth quarter of 1996. The decrease in operating expense as a percentage of total revenue was primarily due to increased operational efficiencies resulting from the Company's restructuring following the Biosym acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has funded its operations primarily through cash flows from operations and private sales of $39.4 million of equity securities. Net cash provided by (used in) operating activities was ($866,000), $1.4 million and $7.7 million in 1994, 1995 and 1996, respectively. Cash provided by operations in 1996 resulted primarily from improved profitability and increases in deferred revenue.

     The Company's primary investing activities have consisted of capitalized software development costs and purchases of equipment and software rights. Capital expenditures were primarily for computer equipment used in support of product development and other Company activities. The Company expects to continue to invest in capital assets and capitalized software development activities to support its growth.

     The Company is negotiating a line of credit with a commercial bank under which it would be able to borrow up to $2 million at the bank's prime rate. As of December 31, 1996, the Company had a note outstanding to Teijin in the amount of $2.0 million, of which $600,000 in principal is due within the next twelve months.

     As of December 31, 1996, the Company had cash and cash equivalents totaling $14.5 million. The Company's principal commitments as of December 31, 1996 consist of leases on facilities and equipment and the note payable to Teijin. There are no material commitments for capital expenditures.

     The Company believes that the net proceeds from the offering, together with the anticipated cash flows from operations and cash and cash equivalents, will be adequate to meet its cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes, and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available on terms favorable to the Company, if at all, and will not be dilutive to the Company's then current stockholders. To the extent that the Company is unable to accomplish the foregoing, the Company's business, financial condition and results of operations could be materially adversely affected.

                                    BUSINESS

     Molecular Simulations Incorporated ("MSI" or the "Company") is the leading provider of molecular modeling and simulation software. The Company designs, develops, markets and supports software that facilitates the discovery and development of new products and processes in the pharmaceutical, biotechnology, chemical, petrochemical and materials industries. Using the Company's products, researchers are able to increase the speed and efficiency of the research and development cycle, thereby reducing product development costs and shortening the time to market for new product introductions and process improvements. The Company's customers comprise leading commercial, governmental and academic organizations, including many of the largest pharmaceutical, biotechnology, chemical, petroleum and semiconductor companies worldwide.

     The Company has a comprehensive product suite consisting of over 100 application modules based on proprietary technologies that employ fundamental scientific principles, advanced computer visualization, molecular modeling techniques and computational chemistry. The Company's application products allow scientists to perform molecular level computations of chemical, biological and physical properties, to simulate, visualize and analyze chemical and biological systems, and to communicate the results to other scientists. The Company's products are based upon advanced software architectures that facilitate the development, integration and deployment of new software products. The Company also offers open access to its core software development environment, within which customers and third-party licensees can develop, integrate and distribute their own software applications for computational chemistry, biology and materials research. The Company markets its products and services worldwide, principally through its direct sales force based in the United States and Europe and through its distribution network in the Asia/Pacific region.

     The Company has assembled its proprietary product suite through internal development, licensing of technologies from third parties and acquisitions of other companies. In August 1995, the Company acquired Biosym Technologies, Inc. ("Biosym"), a leading provider of molecular modeling and simulation software and a wholly owned subsidiary of Corning Incorporated ("Corning"). The acquisition of Biosym allowed the Company to achieve several important strategic objectives, including the addition of key technologies and personnel; the addition of complementary products; a significant expansion of the Company's customer base; penetration into new markets; improved cost efficiencies; and broader research and development, marketing and sales capabilities.

     The Company plans to continue enhancing its product and service offerings for simulation specialists, who are the principal users of the Company's products. In addition, the Company plans to broaden significantly its user base to include the much larger population of experimentalists-- laboratory scientists and engineers that engage in experimental activities. The Company has packaged its core simulation technologies into solutions-oriented applications known as computational instruments. These products are easier to use than traditional simulation products and perform specific functions analogous to typical laboratory procedures. Recently, the Company has begun to develop Web-based computational instruments accessible over corporate intranets. A key component of the Company's strategy is to create a "virtual laboratory" of computational instruments and other products for use on desktop computers by a broad range of scientists to perform computational chemistry, biology and materials experiments.

     The Company intends to remain at the forefront of simulation technology in order to offer a broad range of product solutions across diverse industries. The Company has access to a high degree of scientific expertise in molecular simulation through its employee base, academic collaborations and participation in industry partnerships. As of December 31, 1996, the Company had 268 employees, approximately half of whom hold Ph.D. degrees. The Company currently manages five industrial consortia, which are focused groups of industrial users, academic experts and MSI personnel, that collaborate to create new simulation software solutions for industrial research and development. The consortia allow the Company to accelerate the development of new technologies, share development costs with consortia members, obtain customer guidance on product development and secure early validation of the Company's products.

INDUSTRY BACKGROUND

     For companies in the pharmaceutical, chemical and materials industries, innovation in the discovery and development of new products and the rapid, cost-effective commercialization of these products is crucial to success. To keep pace with scientific advancement, companies in these industries invest considerable resources in technologies designed to help discover, develop and commercialize new products and processes. In the United States alone, $171 billion was spent on chemical research and development in 1995. The pace of technical progress has resulted in the increased use of computation to simulate processes, predict the outcome of product designs and decrease the time to market.

     Many factors that affect a product's performance, including activity, bioavailability, toxicity, shelf life and environmental impact, are governed by fundamental, atomic level properties such as molecular shape, structure and reactivity. Molecular simulation was developed to predict these molecular properties and help researchers discover new products, sharpen the focus of experimental activities and improve ultimate product performance. Beginning in the late 1970's, major pharmaceutical and chemical companies began to use molecular simulation in their research and development activities. Initial efforts involved academic and internally developed software running on mainframe computers. This early simulation software had limited application, was expensive to maintain and support, and often did not provide sufficient accuracy.

     Increased academic and commercial investment in the 1980's improved the utility of these new simulation technologies. As researchers began to migrate from mainframe and minicomputer-based systems to high performance UNIX workstations, companies emerged to provide commercial quality molecular visualization and computational chemistry software products. Commercial UNIX-based products were used primarily by highly trained simulation specialists, and typically provided a graphical user interface ("GUI") and improved quality and reliability over previously available alternatives. As a result, molecular simulation was increasingly used as a tool in compound discovery and development.

     In recent years, a number of important developments have led to increased use of simulation:

     - Increased CPU Price Performance. CPU price performance has continued to improve, leading to greater cost effectiveness and allowing calculations with more realistic molecular models.

     - Broadened Applicability. Improved algorithms and computational chemistry techniques have expanded the range of materials to which molecular simulation can be applied, including new drug candidates, polymers, catalysts, optical fibers, semiconductors and environmentally safe refrigerants, among others.

     - Improved Experimental Capabilities. Advances in analytical instrumentation in such areas as X-ray crystallography and nuclear magnetic resonance ("NMR") spectroscopy are allowing researchers to understand better the structure and behavior of complex chemical and biochemical systems. The increase in the extent and detail of the available data has improved the quality and predictive utility of simulation-based methods.

     - Increased Data. Automation of data generation activities, such as gene sequencing, high throughput screening and combinatorial chemistry, have produced increasing amounts of valuable data. Ongoing collection, interpretation and use of this data require efficient computational technology.

     Despite these developments, molecular simulation has not yet been adopted by many scientists who could benefit from its use. Experimentalists, who the Company believes represent the largest segment of the scientific community, typically conduct research using traditional laboratory methods without the benefit of simulation technology. Furthermore, commercial simulation products have continued to operate primarily on UNIX workstations, which are more difficult to learn and are more expensive and less prevalent than the desktop systems commonly used by experimentalists. Additionally, despite the continued improvements in predictive capability and an increasing number of applications in the chemical, biological and materials industries, awareness of the benefits of molecular simulation technology remains limited. Finally, commercial software suppliers, and many academic, governmental and industrial researchers, have developed diverse simulation software programs that employ different GUIs, computational techniques and product architectures, which historically have not been integrated through an open software architecture.

THE MSI SOLUTION

     The Company offers a broad suite of software products and services designed to enable MSI customers to shorten product lead times, reduce research and development costs, improve product and process performance, collect and compute otherwise inaccessible information, and communicate more effectively both inside and outside an organization. The Company's products and services incorporate the following attributes:

     - Validated Core Technology. The Company's core technology consists of a number of fundamental, scientifically proven methods for conducting predictive computer modeling of chemical, biological and materials phenomena at the atomic and molecular scale. This core technology is validated by over a decade of industrial use and by the publication of more than 400 presentations, papers and articles citing applications of this technology.

     - Broad Applicability. MSI's validated core technology enables the Company to offer a wide range of products and services to a variety of industries, including the pharmaceutical, biotechnology, chemical, petrochemical, electronics, food, paper, agrochemical, aerospace, plastics, paint and natural gas industries. The Company's products simulate and analyze both small molecules that may be candidates for new drugs and more complex molecular structures such as DNA or the polymers found in plastics and rubber. These products are used in research applications as diverse as drug discovery, protein design and structure determination, crystallization and formulation, polymer property prediction, catalysis and development of electronic materials.

     - Open Architecture. The Company's products are based upon an open architecture that allows customers, collaborators and third parties to develop software applications in the same development environment used internally by MSI. The Company's core molecular modeling functions are included in this open environment, which permits developers to focus on their particular scientific interests and increase the power and utility of their programs by integrating them with the Company's products.

     - Ease of Use. The Company develops software products that are integrated, modular, focused on specific research areas or techniques, and accessible by an intuitive GUI. The Company's GUI enables experimentalists to use molecular simulation in a manner consistent with established analytical and laboratory techniques, in a user-friendly computational environment.

     - Increased Access. The Company is developing a Web-based product line that targets a broader group of users, including experimentalists and engineers. Web browsers and other software products are used increasingly by scientific researchers on desktop computers to search for, analyze and communicate scientific data, particularly within corporate intranets. The Company's Web-based products use familiar Web browser technology and are built upon the Company's open architecture and validated core technology.

STRATEGY

     The Company's objective is to strengthen its position as the leading provider of molecular simulation products and services worldwide by providing a set of productivity tools that are integral to the research and development activities of its customers. The key elements of the Company's strategy to achieve this objective include:

     - Expand User Base. The Company plans to increase its number of direct sales and telesales personnel in order to increase sales to its key accounts and pursue new customers within existing markets. In addition, the Company's computational instruments have been designed to expand use of its simulation products to include not only a growing number of simulation specialists, but also the much larger group of experimentalists. Finally, the Company is developing its WebLab product family to allow access to MSI technology on desktop computers operating within corporate intranets.

     - Expand Into New Markets. The Company intends to continue to expand the markets for its products and services by targeting industries such as foods, energy, glass, concrete, mining, textiles and fibers. In addition, the Company is continuing to extend the use of its products beyond fundamental research to include the design, synthesis, isolation, analysis, testing, formulation and process phases.

     - Become the Industry Standard. The Company has created a development product, the Cerius(2) Software Developer's Kit ("Cerius(2) SDK"), that allows customers and third-party licensees to use the Company's open architecture to create their own applications for internal use or for distribution. The architecture facilitates communication within and between companies and institutions that use the Company's open architecture. The Company intends to continue to promote Cerius(2) SDK as the industry standard environment for use and development of molecular simulation and related applications.

     - Leverage Core Technology and Maintain Technology Leadership. The Company believes its core technology has helped position MSI at the forefront of simulation technology providers. The Company intends to continue to make significant investments in research and development in order to improve the efficiency and predictive accuracy of its core technology and to maintain its technology leadership. Further, the Company's strategy for WebLab is to create a "virtual laboratory" that is based upon the Company's validated core technology.

     - Leverage Relationships with Simulation Specialists. In becoming the leading provider of molecular simulation technology, the Company has developed strong relationships with the simulation specialists who constitute the Company's primary user base. The Company encourages simulation specialists to leverage their expertise by promoting the Company's easy-to-use computational instruments to other scientists within their organizations. The Company expects that this sponsorship by simulation specialists will accelerate the broader adoption of the Company's products.

     - Promote Strategic Technology Relationships. The Company strengthens its internal scientific and technical expertise through the Company's consortia and through joint development projects with leading academic, governmental and industrial researchers. In addition, the Company has established strategic technology relationships with select academic institutions that provide the Company rights to commercialize certain technologies developed within these institutions. The Company will continue to pursue strategic relationships with third parties in order to provide it with early access to new technologies, facilitate market acceptance of new products and reduce internal research and development investment.

TECHNOLOGY

     The Company's core technology delivers predictive models of chemical, biological and materials phenomena within MSI's open environment. This technology simulates interatomic and intermolecular interactions, and a wide range of corresponding properties, including molecular structure, activity, diversity, stability, morphology, solubility, adhesion, adsorption, diffusion, color, analytical spectra, and optical, electrical and mechanical properties. The benefits of the Company's technology have been validated by more than 400 published presentations, papers and articles citing the Company's technology.

  Methods

     There are four primary classes of molecular simulation methods, all of which are employed by the Company in its products:

     Quantum Methods. Quantum methods, the most fundamental of the Company's methods, compute interatomic interactions at the level of electrons and nuclei. These methods make the least number of assumptions about the nature of relevant interactions and require little or no parameterization. These methods are capable of simulating which combinations of elements are stable, how chemical reactions occur, and other electronic structural properties such as reactivity, color and magnetism. These methods are the most computationally demanding and are applied to small, carefully selected models.

     Molecular Methods. Molecular methods probe molecular conformations and the interactions between molecules based on simplified analytical expressions. These methods include automated procedures for probing how a drug molecule binds to an active site, what conformations a polymer chain may adopt, what similarities exist between a new amino acid sequence and protein sequences for which tertiary structures are known, and they also include tools used to determine structure based on X-ray diffraction or NMR data.

     Correlative Methods. Correlative methods identify interrelationships between structure and properties that can be used predictively. In many cases, macroscopic properties are known to be determined by molecular-level behavior, but the analytical details of these relationships are not known. The quantitative structure activity relationship methods ("QSAR") provide a framework in which to correlate molecular attributes and macroscopic properties. The framework can predict, to a reasonable degree of confidence, the properties of molecules that are comparable with a control set for which properties have been measured.

     Statistical Methods. Statistical methods are needed when many different configurations must be sampled or when macroscopic properties reflect an averaging over many different states. These include methods for modeling complex polymer structures, computing thermodynamic parameters and conducting statistical analyses of real and virtual molecular libraries.

  Open Architecture

     The Company has pioneered an open molecular simulation software architecture, Cerius(2), which includes an efficient data model; libraries of mathematical, chemical and graphical utilities; and a client/server data and communications management layer. Cerius(2), a modular, object-oriented system, is written principally in C++ and uses industry-standard protocols such as MOTIF and TCP/IP. This modular architecture is designed to provide streamlined access to the various methods, allowing their use in discrete, combined and packaged ways. The Cerius(2) application programming interfaces ("APIs") are used by the Company's internal developers to create products. The same APIs are made available through the Cerius(2) SDK to customers and third-party licensees. Using the Cerius(2) open architecture and its validated methods, the Company has created its computational instruments. In each of these computational instruments, a particular application of one or more methods is precalibrated, parameters and protocols are predefined and results are delivered in an easily interpretable fashion. These computational instruments are designed for and used by experimentalists, such as synthetic, analytical and formulation chemists.

     WebLab is a Web-enabling extension of the Cerius(2) open architecture, and is the medium by which the Company can deliver desktop products for experimentalists. Accessed from a Web browser operating as a client, these products are being designed to make use of both the Cerius(2) architecture and the Company's methods running on a server machine. The server is a UNIX workstation accessed through a corporate intranet. The client browser application is created using industry-standard languages and protocols. The WebLab Viewer, a helper application, provides improved performance in the display and manipulation of molecular structures. Versions of the WebLab Viewer have been released for PCs running under Windows 95, Windows NT and MacOS.

     The Company's Cerius(2) architecture, graphics and interface subsystems are supported on Silicon Graphics and IBM UNIX workstations. Certain of the methods are also supported on vector supercomputers and on shared and distributed memory parallel architectures. Existing and planned WebLab products will run on all major platforms that support standard browser technology.

PRODUCTS AND SERVICES

     The Company provides an extensive suite of products used throughout the research and development cycle. The Company believes that offering a "single-shop," integrated molecular simulation solution is a significant benefit to its customers. The Company's product family consists of over 100 application modules. The following table sets forth information with respect to representative examples of the Company's products and products under development.

                                                        FIRST COMMERCIAL
       DESCRIPTION                                  INDUSTRIES(1)   RELEASE DATE
 SOFTWARE
 PRODUCTS
 -----------------------------------------------------------------------
 -----------------------------------------------------------------------
 INTEGRATION AND MOLECULAR GRAPHICS PRODUCTS:
       Graphical modeling system                    Pharmaceutical/     1986
  QUANTA                                            Biotechnology
       Graphical modeling system                    All     1988
  InsightII
       Graphical modeling system                    All     1994
  Cerius(2)
 Visualizer
       Open architecture and development environment All     1995
  Cerius(2)
    SDK

------------------------------------------------------------------------
METHODS PRODUCTS:
       Molecular mechanics and dynamics simulations All     1984
  Discover
       Protein structure simulations                Pharmaceutical/     1985
  CHARMm                                            Biotechnology
       Property predictions by correlative methods  All     1989
QSAR
       Density functional quantum methods for       All     1989
DMol   molecules
       Density functional quantum methods for solids Chemicals/Materials     1994
  CASTEP

------------------------------------------------------------------------
APPLICATION PACKAGES:
       Protein structure determination package      Pharmaceutical/     1987
  X-PLOR                                            Biotechnology
       Analog-based drug discovery package          Pharmaceutical/     1990
  Catalyst                                          Biotechnology
       NMR data plotting and analysis package       Pharmaceutical/     1990
  Felix                                              Biotechnology
                                                    Chemical
       Suite of more than 50 modules for specific   All   1994/1988
  Cerius(2)/InsightII applications
    application
    modules

------------------------------------------------------------------------
WEBLAB PRODUCTS:
       Molecular display and integration with       All     1996
  WebLab desktop productivity tools
  Viewer
       Gene sequence data interpretation            Pharmaceutical/     1997(2)
  WebLab                                            Biotechnology
    Gene
    Explorer
       Design and selection of polymers             Chemicals/Materials     1997(2)
  WebLab
 Polymer
    Explorer
   -                                               -
                                                       -

------------------------------

(1) "All" indicates the pharmaceutical, biotechnology, chemicals and materials industries.

(2) Expected release date. There can be no assurance that the products will be commercially released by such time.

     MSI's methods products are powerful, full-featured simulation engines used primarily by simulation specialists. MSI's application packages are targeted, solutions-oriented modules usually built upon the Company's methods. These application packages are also used by simulation specialists and, in the case of computational instruments, by experimentalists. The Cerius(2) Visualizer has a flexible card-stack layout and is designed to be user-friendly for the experimentalist as well as the simulations specialist. The Company's WebLab products are simple-to-use, desktop products designed for specific research tasks of experimental chemists, biologists and engineers. The Company's methods products, applications packages, graphical modeling systems and WebLab Viewer are used throughout the pharmaceutical, biotechnology, chemical and materials industries.

     The Company's individual software modules are priced from $2,500 to $75,000 for an industrial customer on a UNIX workstation with a single processor. A typical commercial product installation for a new user in one application area costs approximately $60,000. Larger installations might include software modules for several different application areas and for multiple processors or workstations. The Company's WebLab products are planned to have individual user prices of less than $5,000; the WebLab Viewer is provided at no charge on a compact disc or may be downloaded from the Company's Web site.

  Research and Development

     The Company's products are used in a variety of research areas within a number of industries. The principal research and development areas in which MSI products are used include the following:

          Protein Design. The pharmaceutical, biotechnology, cosmetics and agrochemical industries use MSI's software to understand the relationship between protein structure and function and to analyze, modify and tailor proteins and peptides. The Company's protein modeling products integrate capabilities in structure generation, molecular simulation, protein database search and analysis, molecular visualization and presentation. Products used in protein design include Cerius(2) and Insight II modules, QUANTA, Discover and CHARMm.

          Macromolecular Structure Determination. Protein structure determination is a prerequisite for a structure-based route to drug discovery in the pharmaceutical and biotechnology industries. MSI provides complete software systems that streamline the process of protein structure determination from X-ray and NMR data. These systems include products for data processing and reduction, rapid model building, structure refinement, model evaluation, analysis and graphical display. Products used in protein structure determination include X-PLOR, Insight II application modules, QUANTA, Discover, CHARMm and Felix.

          Rational Drug Design. The Company's rational drug design products are used in the pharmaceutical and biotechnology industries. These products allow the design and optimization of small, organic therapeutics, based on a protein active site model or on activity data for a set of compounds. Related techniques are used to design and assess combinatorial molecular libraries. Products used in drug design include Catalyst, Cerius(2) and Insight II application modules, QSAR and Discover.

          Polymer Modeling. Polymer modeling products are used by researchers in the chemical, plastics, rubber, adhesives, petrochemical, aerospace and automotive industrial sectors. Polymer researchers seek to analyze and predict polymer properties and establish the link between these properties and the molecular-level structure of the material. MSI's polymer software products allow these researchers to construct and characterize models of polymers and predict key properties, such as blend compatibility, mechanical behavior, cohesion and adhesion to surfaces. MSI's polymer products include Cerius(2) and Insight II application modules, QSAR and Discover.

          Crystallization. Crystallization phenomena are important to development and formulation departments in companies in the pharmaceutical, paint and pigment, petrochemical and chemical industrial sectors. MSI offers products to predict crystal structure, polymorphism and crystal shapes, and to design additives to control or inhibit crystal growth. MSI's crystallization products include Cerius(2) and Insight II application modules, Discover, DMol, CASTEP and QSAR.

          Electronics Research. The trend toward microminiaturization of electronic devices has created a need for improved processes and materials. MSI's software products are used by semiconductor and electronics companies to understand surface chemistry, defects, thin oxide layers, magnetic properties and the performance of new packaging materials. These products include Cerius(2) and Insight II application modules, Discover, DMol and CASTEP.

          Chemical Reactions. Understanding, controlling and improving chemical conversions is a key research and development objective of petrochemical, chemical and pharmaceutical companies. MSI offers a range of quantum methods products for simulating chemical reactivity, conversions and thermochemical data, including Cerius(2) and Insight II application modules, DMol and CASTEP.

          Catalysis and Sorption. The Company's catalysis and sorption products are used by companies in the chemical, petrochemical, natural gas and plastics industries and by catalyst manufacturers to characterize catalysts and sorbent materials and to simulate thermodynamic and reactivity data. MSI's products are used to characterize and design metallocene catalysts, zeolites and other molecular sieves, and metal oxides. The Company's catalysis and sorption products include Cerius(2) and Insight II application modules, Discover, DMol and CASTEP.

          Analytical Simulation. The Company's analytical products are used by companies in each of the markets served by the Company to display and interpret diffraction, electron microscopy, infra-red and other analytical data. The Company's analytical products include Cerius(2) and Insight II application modules, and Felix.

  Other Products and Services

     Integration Products. The Cerius(2) SDK offers customers and third-party licensees a standard simulation environment in which to develop and integrate their own applications. The Cerius(2) SDK provides an external developer with access to the full set of Cerius(2) APIs used by the Company's own internal development staff. With the Cerius(2) SDK a developer can employ any of the functions, subsystems or methods embodied in or accessible through Cerius(2) to integrate an external program or to create additional application functionality, with a corresponding Cerius(2) GUI.

     Databases. Databases are a close adjunct to the Company's software products. The Company resells a number of scientific databases for use with its product modules, including Derwent's World Drug Index, MDL Information Systems' Available Chemical Directory, and the Brookhaven Protein Databank.

     Accelerated Research Services. The Company offers consulting, contract research, custom development and systems integration services. The Company's Accelerated Research Services allow its customers to benefit from the Company's facilities and the expertise of the Company's staff in outsourcing these types of specialist functions. In certain contract research projects, the Company may receive some future compensation in the form of a royalty payment on sales of products or processes that result from the contract research project. The Company intends to continue to apply its technology and the expertise of its staff to design new products and processes, both internally and through collaborative activity, and to benefit from such projects when possible through future royalty payments.

     Computer Hardware. As a convenience to its customers, the Company acts as a value-added reseller of computer hardware in order to deliver a complete turn-key molecular simulation system.

DISCOVERY AND DEVELOPMENT CYCLES AND CASE STUDIES

     The following examples illustrate how the Company's products impact research and development cycles, and illustrate the use and implementation of the Company's products and services by certain of the Company's customers. There can be no assurance that new or existing customers will achieve any of the benefits described below.

  Drug Discovery

     The drug discovery cycle begins with identification of a biological target, typically a discrete protein, and the development of an assay by which the activity of possible drug molecules can be screened. Two subsequent routes are then pursued, often in parallel. In the first route, conventional synthesis or combinatorial chemistry are used to create libraries of drug candidates, which are screened by traditional or high throughput techniques. The Company's products are used to develop and qualify such libraries and to develop structure-activity relationships from the resulting data. In the second route, a three-dimensional model of the structure of the protein is developed, and molecules are designed to bind with the active site in this structure. The Company's products are applied both to obtain the structural models and to design the drug candidates with respect to such models. The subsequent discovery and development stages for promising lead molecules include pre-clinical evaluation of toxicity, clinical trials, and delivery and formulation development. The following case studies illustrate how the Company's products are used in the drug discovery process.

     Development of an HIV Protease Inhibitor--Vertex Pharmaceuticals Incorporated. One approach to AIDS therapy is to develop therapeutic agents that will interfere with one or more of the biological processes specific to the AIDS virus. Vertex utilized the three-dimensional structure of a key HIV protein, solved by X-ray crystallographic measurements on a single crystal of HIV protease, which had been cloned and expressed by recombinant DNA methods. Macromolecular structure simulation and experimental data fitting were used to develop the three-dimensional molecular structure from the measured X-ray data. The structure-based tools of the Company's rational drug design package were then applied to assist in the design of molecules to optimally bind with the protease active site and prevent the protein from performing its key function in the AIDS virus replication cycle. Chemists then synthesized the target molecules, and the inhibitory activities of these molecules were measured. Vertex was issued a U.S. patent in December 1996 covering certain HIV protease inhibitors developed using these molecular modeling and drug design techniques, and one of these compounds is now in Phase II clinical trials.

     Development of Anti-Cancer Therapeutics--Agouron Pharmaceuticals,
Inc. Several genes and proteins have now been implicated in various types of cancer. As one approach in their anti-cancer program, Agouron targeted Thymidylate Synthase, the enzyme responsible for synthesis of thymidine, a key component of nucleic acids. Inhibition of this enzyme prevents cell growth, but with disproportionately large damage to cancerous tissues given their greater growth rates. Agouron researchers pursued a structure-based design approach that included use of the Company's macromolecular structure determination, simulation and rational drug design tools, followed by synthesis and testing. Following this approach, they developed effective Thymidylate Synthase inhibitors. Phase II clinical trials of certain of these inhibitors are now in progress.

  Chemical Optimization

     The discovery and optimization cycles for chemical agents or processes are analogous to the drug discovery process, beginning with either a chance discovery or a defined new performance objective. Historically, the subsequent optimization stage comprised iterative measurements of the performance impact of adjustments in composition, synthesis conditions, formulation or other key variables, largely by trial-and-error. The best of any viable materials developed would then proceed from the laboratory to pilot and, ultimately, production scale. The Company's products are used to aid the researcher's intuition and to focus the experimental effort by eliminating non-viable alternatives and by identifying the best compositions or formulations.

CUSTOMERS

     The Company's customer base consists of leading commercial, governmental and academic organizations. Most of the Company's customers have been licensees for five or more years.

     Industrial Customers. MSI industrial customers include many of the largest pharmaceutical, biotechnology, chemical, petroleum and semiconductor companies worldwide. In each of the past three fiscal years, a significant portion of the Company's total revenue has been derived from pharmaceutical, biotechnology and chemical companies.

     Set forth below is a list of industrial customers of the Company currently under a license, maintenance or other service agreement with the Company or TMSI, or a member of one or more consortia, from which the Company or TMSI derived at least $50,000 of revenue in 1996:

 PHARMACEUTICALS

Abbott Laboratories
Banyu Pharmaceuticals Co., Ltd.
Boehringer Ingelheim   International GmbH
Bristol-Myers Squibb Company
Chisso Corporation
Chugai Pharmaceutical Co., Ltd.
Chiyoda Corp.
Daiichi Pharmaceutical Co., Ltd.
DuPont Merck Pharmaceuticals
Eli Lilly and Company
GlaxoWellcome plc
Green Cross Corp.
Hoechst Marion Roussel, Inc.
Kaken Pharmaceutical Co., Ltd.
LG Biomedical
Merck & Co., Inc.
Nippon Roche KK
Novartis
Pfizer Inc.
Pharmacia and Upjohn, Inc.
R.W. Johnson Pharmaceutical   Research Institute
Roche Bioscience
Roussel Uclaf
Santen Pharmaceutical Co., Ltd.
Schering-Plough Corporation
SmithKline Beecham
Taisho Pharmaceutical Co., Ltd.
Wyeth-Ayerst Research
Zeneca Limited

 CHEMICALS AND PETROCHEMICALS

AECI, Ltd.
Air Products and Chemicals Inc.
AKZO Nobel N.V.
Amoco Corporation
Asahi Chemical Industry Co., Ltd.
BASF AG
Bayer AG
BHP Research Laboratories
Chevron Research and Technology Company
Courtaulds PLC
Cytec Industries Inc.
Dainippon Ink & Chemicals, Inc.
DSM Research
Eastman Kodak Company
Engelhard Corporation
EniChem SpA
Eniricerche SpA
Exxon Chemical Co.
E.I. du Pont de Nemours and   Company
Hoechst AG
ICI Katalco
Intevep S.A.
Kelco Corp.
L'Air Liquide
The Lubrizol Corporation
Mitsubishi Chemical Industries,   Ltd.
Mitsui Toatsu Chemicals, Inc.
Mobil Corporation
Nissan Chemical Industries, Ltd.
Norsk Hydro A/S
The Proctor & Gamble Company
Rhone-Poulenc Chimie
Saudi Aramco
Smith & Nephew plc
Sumitomo Chemical Co. Ltd.
Teijin Ltd.
Texaco Inc.
Tonen Corp.
Total
Ube Industries, Ltd.
Unilever
Union Carbide Corporation

 MATERIALS

Asahi Glass Co., Ltd.
Hitachi, Ltd.
Kubota Corp.
Matsushita Electric Industrial   Co., Ltd.
Motorola, Inc.
PPG Industries, Inc.
Ricoh Co., Ltd.
Sharp Electronics Corp.
Texas Instruments Inc.
Tokyo Electron Ltd.
Toray Industries, Inc.

 BIOTECHNOLOGY

Agouron Pharmaceuticals, Inc.
Alanex Corporation
Amgen Inc.
Arris Pharmaceutical Corporation
Astra Merck, Inc.
Berlex Biosciences
Cape Cod Research
Genentech, Inc.
Genetics Institute, Inc.
H. Lundbeck A/S
Isis Pharmaceuticals, Inc.
Japan Tobacco Inc.
Vertex Pharmaceuticals   Incorporated
ZymoGenetics, Inc.

-
-

     Governmental Customers. Major governmental institutions that use the Company's products include:

                                 UNITED STATES
Argonne National Laboratory
Brookhaven National   Laboratory
Lawrence Livermore National   Laboratory
Los Alamos National   Laboratory
National Institutes of Health
National Renewable Energy   Center
Sandia National Laboratories
United States Department of   Agriculture
                                   AUSTRALIA
Commonwealth Scientific and   Industrial Research   Organization
                                     JAPAN
Japan Information Center of   Science and Technology
Biomolecular Engineering   Research Institute
National Institute of Materials   and Chemical Research
                                     CANADA
National Research Council
                                     FRANCE
Commissariat a l'Energie   Atomique
Centre National de la   Recherche Scientifique
Institut Superieur des Materiaux   du Mans
                                 UNITED KINGDOM
Council for the Central   Laboratory of the Research   Councils
Defense Research Agency
National Institute for Medical   Research
                                    DENMARK
Riso/ National Laboratories
                                    GERMANY
Max Planck Institute
                                     ITALY
Consiglio Nazionale delle   Ricerce

-
-

     Academic Customers. Many of the world's leading universities use the Company's products. This use historically has been for purposes of academic research, but the Company believes its products increasingly may be used as a part of formal university teaching curricula.

     The Company's academic customers in the United States, Europe and the Asia/Pacific region include:
--------------------------------------------------------------------------------

                                 UNITED STATES
--------------------------------------------------------------------------------
California Institute of
  Technology
Cornell University
Harvard University
Massachusetts Institute of
  Technology
Princeton University
Stanford University
University of California at
  Berkeley
University of Chicago
University of Texas
Yale University
                                     EUROPE

Eidgenossische Technische   Hochschule, Zurich
Free University of Amsterdam
Imperial College (London)
Leiden University
Oxford University
University of Cambridge
University of Heidelberg
University of Paris
University of Stuttgart
Weitzmann Institute
                                  ASIA/PACIFIC

Australian National University
Chinese Academy of Sciences
Korea Institute of Science and   Technology
National University of Singapore
Taiwan National University
Tohoku University
University of Hong Kong
University of New South Wales
University of Tokyo
Waseda University

--------------------------------------------------------------------------------

STRATEGIC AND ACADEMIC ALLIANCES

     The Company has entered into a number of strategic alliances relating to product development, product distribution and joint marketing. The Company expects to continue to cultivate relationships with academic, governmental and commercial research organizations for purposes of identifying and licensing new technology for the Company to use in product development. In addition, the Company expects to maintain and expand its alliances focused on compatibility of the Company's products with databases and database management systems, other computational chemistry and molecular simulation products, and products in related markets such as laboratory instrumentation. The Company also intends to continue to enter into porting and joint marketing arrangements with hardware vendors on whose systems the Company's products operate.

     A number of academic and industrial leaders involved in research and development have entered into consulting agreements with the Company and comprise the Company's Scientific Advisory Group that has panels in each of the Company's main initiative areas. This group includes professors from Harvard University, Oxford University, The Royal Institution (London), the Free University of Amsterdam, the University of Cambridge, the University of California at Santa Barbara, Yale University and the University of York. The members of the Scientific Advisory Group are employed by academic institutions or employers other than the Company and have commitments to or consulting or advisory agreements with other entities, which may limit their availability to the Company.

CONSORTIA

     Since 1986, the Company has formed a number of consortia with outside parties, commonly for purposes of market expansion. The Company believes the formation and management of these consortia helps the Company focus on topical industrial needs and establishes the consortia members as an initial customer base for its products. The Company believes its consortia help the Company establish valuable working relationships with leaders in its target markets.

     These consortia bring together groups of industrial researchers, academic experts and MSI scientists that focus on developing, validating and applying simulation to the target industrial research area. Typically, MSI consortia participants provide funds and a liaison to the Company. Each consortium generally has a three-year term and has a defined set of objectives and milestones that are updated and re-prioritized annually by the consortium's members. Some of the consortia have been extended beyond their initial terms in order to continue the benefits of the collaborative activities.

     The following chart contains information concerning the Company's consortia and its industrial and governmental members as of December 31, 1996:

--------------------------------------------------------------------------------------------------

                                                     NO. OF     YEAR
     CONSORTIUM                  MARKET              MEMBERS   FORMED              GOAL
--------------------------------------------------------------------------------------------------
 Potential Energy    Pharmaceutical, Biotechnology       9      1986    To improve simulations of
  Functions                                                             structures, dynamics and
                                                                        properties of molecules of
                                                                        interest to the
                                                                        pharmaceutical industry.
 Polymer             Chemical, Petrochemical,           20      1989    To improve software for
                     Materials                                          simulating structures and
                                                                        properties of polymers.
 Catalysis and       Chemical, Petrochemical,           24      1991    To improve software for
  Sorption           Materials                                          simulating structures and
                                                                        properties of catalysts
                                                                        and sorbents.
 Electronic, Optic   Semiconductor,                     15      1993    To improve software for
  and Magnetic       Telecommunications, Materials                      simulating solid state
  Materials                                                             electronic, optic and
                                                                        magnetic properties.
 Combinatorial       Pharmaceutical                      7      1996    To develop software for
  Chemistry                                                             designing, managing and
                                                                        assessing combinatorial
                                                                        molecular libraries.
 Pharmaceutical      Pharmaceutical                     --      (1)     To develop software for
  Development                                                           addressing drug
                                                                        formulation and delivery
                                                                        problems.
 Thermomechanical    Transportation, Energy,            --      (1)     To integrate materials
  Materials          Metals, Materials                                  databases and simulation
                                                                        tools for computing
                                                                        properties of metals,
                                                                        ceramics and composites.
--------------------------------------------------------------------------------------------------
                       -                                      -         -         -

------------------------------

(1) Currently in planning stage.

     The Company intends to continue ongoing consortia and to pursue new consortia in other market and technology areas.

SALES AND MARKETING

     The Company markets its products and services worldwide. In the United States and Europe, the Company has direct sales forces, consisting of field sales and telesales representatives. In Japan and other Asia/Pacific countries, the Company distributes its products and services through TMSI, which manages a network of subdistributors in this region. The Company and Teijin each own 50% of TMSI. As of December 31, 1996, the Company's sales organization consisted of 45 management, sales and administrative employees, excluding those employed by TMSI. The Company intends to increase the number of its sales personnel worldwide.

     North and South America. As of December 31, 1996, the Company employed 12 direct sales representatives and seven telesales representatives in 10 locations (San Diego, CA; Santa Clara, CA; Wilton, CT; Riverview, FL; Chicago, IL; Burlington, MA; Livonia, MI; Greensboro, NC; Waretown, NJ; and The Woodlands,
TX) to market and sell the Company's products and services in North and South America. Certain of the telesales representatives focus exclusively on sales to academic researchers. The direct sales representatives and remaining telesales representatives work in teams selling to commercial and governmental accounts in assigned geographic territories, with the direct sales representatives typically focused on larger accounts and account transactions greater than $50,000. The direct sales representatives also work closely with the Company's pre-sales support scientists in order to demonstrate the Company's products and their applicability to various research and development efforts.

     Europe. As of December 31, 1996, the Company employed 10 direct sales representatives and four telesales representatives in four offices (Copenhagen, Denmark; Cambridge, England; Paris, France; and Munich, Germany) to market and sell the Company's products and services primarily in Europe. In 1996, all of the telesales representatives focused exclusively on sales to academic researchers. Working closely with the Company's pre-sales support scientists, the direct sales representatives in Europe sell to commercial and governmental accounts in assigned geographic territories and focus on either life sciences industries or material sciences industries. The Company also has one senior sales representative focused on sales of the Company's full product and service offerings to a specified group of major accounts in the United Kingdom. The Company intends to add telesales representatives in Europe to assist the direct sales representatives in a team approach similar to that used in North America.

     Japan and the Asia/Pacific region. The Company has a distribution agreement with TMSI under which TMSI serves as the exclusive distributor of the Company's products and services in Japan, South Korea, Taiwan, Hong Kong, China, India, Singapore, Malaysia, Australia and New Zealand. TMSI has been the Company's exclusive distributor in Japan since April 1, 1992 and in the other Asia/Pacific countries since April 1, 1994. TMSI's Japanese office has six sales, marketing and administrative personnel who manage and support five subdistributors in Japan. TMSI also maintains an office in Sydney, Australia with four sales, marketing and administrative personnel who manage and support subdistributors and conduct direct sales activities in the other Asian countries. TMSI's subdistributor agreements generally renew automatically each year but may be terminated if either party gives notice 90 days prior to expiration of the then current term.

     In support of its sales activities, the Company participates in industry trade shows, publishes its own magazine, places advertisements in other industry publications, publishes articles in industrial and scientific publications, conducts direct mail campaigns, sponsors industry conferences and seminars, and maintains a World Wide Web home page that contains information about the Company and its product and service offerings.

PRODUCT DEVELOPMENT

     The Company's development efforts are focused on expanding its simulation software product line, designing enhancements to the Company's core technology and integrating existing and new products into the Company's principal software architectures. The Company intends to offer regular updates to its products and to expand its existing product suite. A key component of the Company's product development activities is the extension of its core UNIX-based software architecture to accommodate access to the Company's products from Web browser technology operating on desktop computers. The Company introduced its WebLab Viewer in 1996 and expects to release additional families of WebLab products targeted toward new users of molecular simulation technology.

     The Company licenses products or otherwise has acquired products from governmental and academic institutions including BASF AG, Bayer AG, Bristol-Myers Squibb, DuPont, the National Institutes of Health, California Institute of Technology, the University of Cambridge and Harvard University. These arrangements sometimes involve joint development efforts and frequently require the payment of royalties by the Company. The Company has also developed products with funding and direction from customers through the Company's consortia activities. See "--Consortia." The Company intends to continue to license or otherwise acquire technology or products from third parties in the future and to develop products as part of its consortia arrangements with customers.

CUSTOMER SERVICES AND SUPPORT

     The Company is committed to providing customers with superior support including telephone, electronic mail, fax and Internet-based technical support services; training; user group conferences; and targeted contract and consulting services involving application of the Company's technology and scientific expertise to particular research needs of customers. The Company believes that a high level of customer service, support and training is critical to the adoption and successful utilization of its products.

     Purchases of multi-year licenses to use the Company's software products include one year of maintenance services, consisting of technical support and software upgrades. Thereafter, the Company offers renewals of maintenance services on an annual basis for an annual fee. Annual licenses to use the Company's software products generally include all maintenance services. Most of the Company's customers contract for maintenance and support services. These give customers access to new releases, technical notes, documentation addenda and other support required to utilize the Company's products effectively, including access to the Company's technical and scientific support personnel during extended business hours. Through its distribution channels, the Company offers training conducted by staff knowledgeable in both the theory and application of molecular simulation. Technical newsletters and bulletins and advance notification about future software releases are sent to customers to keep them informed and to help them with resource allocation and scheduling. To maintain an ongoing understanding of customer requirements, the Company sponsors scientific symposia and user group meetings throughout the year.

COMPETITION

     The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's competitors offer a variety of products and services to address this market. The Company believes that the principal competitive factors in this market are product quality, flexibility, ease-of-use, scientific validation and performance, functionality and features, open architecture, quality of support and service, reputation and price. Competition currently comes from five principal sources: other molecular simulation software packages; desktop software applications, including chemical drawing, molecular modeling and analytical data simulation applications; consulting and outsourcing services; other types of simulation software provided to engineers; and firms supplying databases, such as chemical information databases, and information technology. In addition, certain of the Company's licenses grant the right to sublicense the Company's software. As a result, the Company's customers and third-party licensees could develop specific simulation applications using the Cerius(2) SDK and compete with the Company by distributing such programs to potential customers of the Company. Customers or licensees could also develop their own simulation technology and cease using the Company's products and services. Further, they may choose to sublicense such technology, in which case the Company may receive royalty payments.

     Certain of MSI's competitors and potential competitors have longer operating histories than the Company and have greater financial, technical, marketing and other resources. Further, many of the Company's competitors offer products and services directed at more specific markets than those targeted by the Company, enabling these competitors to focus a greater proportion of their efforts on such markets. There can be no assurance that the Company's current or potential competitors will not develop products or services comparable or superior to those developed by the Company or that they will not adapt more quickly than the Company to new technologies and new customer demands, thereby increasing their market share relative to that of the Company. Any significant decrease in the demand for the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also has two United States patents. The Company believes that factors such as the technological and creative skills of its personnel, new product development, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technical leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Further, there can be no assurance that the Company's patents will offer any protection or that they will not be challenged, invalidated or circumvented. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In limited instances, the Company has released source codes of certain products to customers or collaborators. Policing unauthorized use of the Company's products therefore may be difficult. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

     There can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. From time to time the Company receives letters from third parties claiming or suggesting that its products may infringe patents or other intellectual property rights. In particular, the Company has received letters from Tripos, Inc. and Immunex Corporation stating that the Company's products may be relevant to patents held by them. The Company has investigated these matters and believes that they are without merit or immaterial. There can be no assurance, however, that the Company's products do not infringe upon the patent or other intellectual property rights of these or other third parties, that the Company will not be required to seek licenses for or otherwise acquire rights to technology as a result of claims of infringement or that these or other companies will not bring infringement suits against the Company. The Company expects in general that simulation software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company, the failure or inability of the Company to license or design around the infringed technology would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of December 31, 1996, the Company had a total of 268 employees, of whom 205 were based in the United States, 37 were based in the United Kingdom and 26 were based in other locations outside the United States. Of that total, 117 were engaged in marketing, sales and related customer support services, 111 in product development and 40 in operations, administration and finance. The Company's future success depends in significant part upon the continued service of its key scientific, technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. None of the Company's employees is covered by a labor union or represented by a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with employees to be good. See "Risk Factors--Dependence upon Key Personnel" and "--Management of Growth."

FACILITIES

     The Company's principal administrative, sales, support, marketing and product development facilities and the corporate headquarters are located in San Diego, California, where the Company has leased 51,635 square feet through April 2000. The Company's European headquarters, also with administrative, sales, support, marketing and product development functions, are located in Cambridge, England, where the Company has leased 6,545 square feet through July 26, 2008 and has subleased an additional 4,952 square feet in the same building through October 2006. The Company leases five other domestic sales and service offices in Santa Clara, CA; Naperville, IL; The Woodlands, TX; Parsippany, NJ; and Burlington, MA. The Company's European subsidiaries lease sales and service offices in France and Germany. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

LEGAL MATTERS

     The Company is not a party to any material litigation and is not aware of any threatened material litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of December 31, 1996 are as follows:

               NAME                 AGE                          POSITION
----------------------------------  ---   ------------------------------------------------------
Michael J. Savage.................  43    President, Chief Executive Officer and Director
Saiid Zarrabian...................  44    Chief Operating Officer
David B. Hiatt....................  50    Chief Financial Officer; Senior Vice President,
                                          Finance and Administration; Secretary and Treasurer
Lissa A. Goldenstein..............  41    Senior Vice President, Worldwide Sales
Thomas M. Carney..................  35    Vice President, Corporate Development; General Counsel
Christopher Herd..................  41    Vice President and General Manager, Life Sciences
John M. Newsam, D. Phil...........  42    Chief Scientific Officer
Michael R. Stapleton, Ph.D........  32    Vice President, Product Marketing
C. Derek Statham, D. Phil.(1).....  53    Chairman of the Board of Directors
R. Pierce Baker...................  49    Director
C. Peter W. Booth(2)..............  57    Director
Thomas J. Cable...................  57    Director
Peter H. Engel(1).................  61    Director
Bruns H. Grayson(2)...............  49    Director

------------------------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Michael J. Savage has been President, Chief Executive Officer and a Director of the Company since December 1991. He has been employed by the Company or its predecessors in an executive capacity since April 1990. Mr. Savage earned his M.S. degree in molecular biology at the California Institute of Technology and holds B.S. degrees in chemistry and biology.

     Saiid Zarrabian has been Chief Operating Officer of the Company since October 1994. From 1988 to October 1994, Mr. Zarrabian was Vice President and a Director of Symbolics Inc., which declared Chapter 11 bankruptcy in January 1993. From 1978 to 1988, Mr. Zarrabian was Director of Mechanical Applications Development at Computervision Corporation.

     David B. Hiatt has been the Company's Chief Financial Officer; Senior Vice President, Finance and Administration; Secretary and Treasurer, since April 1992. From November 1986 to September 1991, he was Vice President, Finance and Administration, and Chief Financial Officer at Language Technology Inc. Mr. Hiatt holds an M.S. in finance from the Sloan School of M.I.T., and an M.S. in computer science and a B.S. in mechanical engineering from M.I.T.

     Lissa A. Goldenstein has been the Company's Senior Vice President, Worldwide Sales since January 1994. Since January 1996, Ms. Goldenstein also has been President and Chief Executive Officer of TMSI. From 1991 to 1994 she served in various sales and management positions with Biosym. From 1981 to 1991, Ms. Goldenstein directed sales activities for McDonnell Douglas Corporation. Ms. Goldenstein holds a B.S. in engineering from Pennsylvania State University.

     Thomas M. Carney has been the Company's Vice President, Corporate Development and General Counsel since November 1995. From February 1993 to October 1995, he was the Company's Corporate Counsel. From October 1992 to January 1993, Mr. Carney was in-house counsel for Easel Corporation, a software company. Mr. Carney was a private consultant from October 1991 through September 1992, prior to which he was an attorney with Testa, Hurwitz & Thibeault. He holds a B.A. from Amherst College and a J.D. from Harvard University.

     Christopher Herd has been the Company's Vice President and General Manager, Life Sciences since 1993. Mr. Herd joined Biosym at its inception in 1984. He holds B.S. and M.S. degrees in mechanical engineering from the University of Delaware.

     John M. Newsam has been the Company's Chief Scientific Officer since March 1996. From March 1996 to February 1997, he also served as the Company's Vice President, Partnering and Services. From August 1995 to March 1996 he served as the Company's Vice President and General Manager, Materials Sciences. Dr. Newsam joined Biosym in October 1990 and served in various executive positions including Director, Catalysis & Sorption Project; Senior Director, Solid State and Vice President, Materials Technology. Dr. Newsam received B.A., M.A. and D.Phil degrees in chemistry from Oxford University.

     Michael R. Stapleton has been the Company's Vice President, Product Marketing, since March 1996. He joined Polygen in May 1991 as a senior scientist supporting materials science activities in Europe. Dr. Stapleton received his B.Sc. and M.Phil. in chemistry and his Ph.D. in chemical physics from the University of Southampton.

     C. Derek Statham has been Chairman of the Board of the Company since August 1995. From December 1994 to August 1995, he was President and Chief Executive Officer of Biosym. Since August 1995, he has served as the Senior Director of Corporate Development at Corning. Dr. Statham also serves as a Director of Saturn Solutions, Inc., a Canadian software company. Dr. Statham holds B.A., M.A. and D.Phil. degrees in metallurgy and materials science from Oxford University and an M.B.A. from Rider College.

     R. Pierce Baker has been a Director of the Company since January 1997. Since April 1996, Mr. Baker has served as Vice President and General Manager-Science Products Division of Corning. From May 1995 to April 1996, he was President and Chief Executive Officer of Corning Costar Corporation. From May 1993 to May 1995, he served as Executive Vice President of Corning Costar Corporation. From November 1987 to May 1993, he served as Corning's
Manager -- Marketing and Business Development for Science Products. Mr. Baker holds a B.S. degree in management science from the University of Rochester and an M.B.A. from the University of Maine.

     C. Peter W. Booth has been a Director of the Company since August 1995. Mr. Booth has served as Senior Vice President, Strategy and Development of Corning since 1991. Mr. Booth is also a Director of MDL Information Systems, Inc., a software company. He holds A.B. and J.D. degrees from Harvard University.

     Thomas J. Cable has been a Director of the Company since August 1991. Mr. Cable serves as General Partner of Cable and Howse Ventures, L.P. Mr. Cable is also a Director of Endosonics, Inc., a medical equipment company; Fischer Imaging, Inc., a medical equipment company; Mycogen Corporation, an agricultural products company; and Ostex International, Inc., a medical diagnostic procedure company. He earned his A.B. degree from Harvard University, and his M.B.A. from Stanford University.

     Peter H. Engel has been a Director of the Company since August 1991. Mr. Engel serves as President and Chief Executive Officer of American Consulting Corporation, Inc. He earned his B.Com degree from McGill University.

     Bruns H. Grayson has been a Director of the Company since July 1985. Mr. Grayson has served as the Managing General Partner of Calvert Capital, L.P. since August 1987. He is also a Director of Anadigics, Inc., a semiconductor manufacturer, and Cascade Communications Corporation, a data communications company. He earned his A.B. from Harvard University, his M.A. from Oxford University and his J.D. from the University of Virginia.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee consists of Mr. Engel and Dr. Statham. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's audit and control functions.

     The Compensation Committee consists of Mr. Grayson and Mr. Booth. The Compensation Committee makes recommendations regarding the Company's 1996 Equity Incentive Plan, Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTOR COMPENSATION

     The Company's directors do not currently receive any cash compensation for services on the Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Upon the completion of this offering, non-employee directors will be eligible to participate in the Equity Incentive Plan and will receive options under the Non-Employee Directors' Stock Option Plan, as described below. See "--Non-Employee Directors' Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. See "Certain Transactions" for a description of transactions between the Company and entities affiliated with members of the Compensation Committee.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

     On November 30, 1995, the Company entered into Employment Agreements with Michael J. Savage, Saiid Zarrabian, David B. Hiatt and Thomas M. Carney in connection with their relocation from Massachusetts to California following the Company's acquisition of Biosym.

     Under these Employment Agreements, each employee's employment may be terminated by the Company without cause for any reason or no reason, subject to the Company's obligation to make certain severance payments to the terminated employee. Each employee may also be terminated for "cause" as defined in the agreements without any obligation of the Company to make severance payments. In addition, these agreements provide for a base salary, target annual bonus, option grant, one-time relocation bonus, reimbursement of relocation expenses, accelerated vesting of 50% of unvested options in connection with a "change of control" of the Company coupled with certain changes of employment status and the potential for the Company to be obligated to make severance payments to the employee if his target compensation is reduced by more than 10% below his 1996 target compensation.

     As President and Chief Executive Officer of the Company, Mr. Savage's Employment Agreement provides for an annual base salary of $170,000, a target annual bonus of $100,000, option grants for 246,296 shares of Common Stock vesting over four years, and severance payments equal to his 1996 base salary paid in each of the two years following termination of employment without cause.

     As Chief Operating Officer of the Company, Mr. Zarrabian's Employment Agreement provides for an annual base salary of $162,500, a target annual bonus of $75,000, an option grant for 135,990 shares of Common Stock vesting over four years, and severance payments equal to his 1996 base salary paid during the one-year period following termination of employment without cause.

     As Senior Vice President, Finance and Administration and Chief Financial Officer of the Company, Mr. Hiatt's Employment Agreement provides for an annual base salary of $150,000, a target annual bonus of $50,000, an option grant for 87,777 shares of Common Stock vesting over four years, and severance payments equal to his 1996 base salary paid during the one-year period following termination of employment without cause.

     As Vice President, Corporate Development and General Counsel of the Company, Mr. Carney's Employment Agreement provides for an annual base salary of $120,000, a target annual bonus of $30,000, an option grant for 17,250 shares of Common Stock vesting over four years, and severance payments equal to six months of his 1996 base salary paid during the six-month period following termination of employment without cause.

     An Interoffice Memorandum executed by the Company and Lissa A. Goldenstein sets forth Ms. Goldenstein's compensation plan. Pursuant to the memorandum, Ms. Goldenstein's base salary is $130,000, and a bonus schedule is based on the Company's sales. The memorandum also provides for a $6,000 car allowance, and in the event her employment is terminated for any reason other than unsatisfactory performance, Ms. Goldenstein is guaranteed six months of severance pay at her base annual rate.

     The Company and John M. Newsam, the Company's Chief Scientific Officer, have entered into an Employment Agreement dated as of September 29, 1992. Pursuant to the agreement, Dr. Newsam is entitled to a base annual salary of $95,000, subject to increases and annual bonuses at the discretion of the Company's Board of Directors. The agreement terminates as of June 30, 1997, unless terminated sooner as provided therein.

     The Company and Christopher Herd, the Company's Vice President and General Manager, Life Sciences, have entered into an Employment Agreement dated as of September 29, 1992. Pursuant to this agreement, Mr. Herd is entitled to a base annual salary of $90,000, subject to increases and annual bonuses at the discretion of the Company's Board of Directors. The agreement terminates as of August 6, 1997, unless terminated sooner as provided therein.

     In connection with an acquisition of the Company by merger, asset sale or other transaction, each outstanding option held by the President, executive officers and all other employees of the Company under the 1986 Plan or 1996 Plan will automatically accelerate in full, except to the extent such options are to be assumed by the successor corporation. In addition, as described above with respect to the Employment Agreements of Messrs. Savage, Zarrabian, Hiatt and Carney, even if the successor corporation assumes such options, if the employment of any of these individuals is terminated or otherwise materially modified as described in the Employment Agreements, the vesting of his options will accelerate such that 50% of his unvested options become exercisable.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company who earned in excess of $100,000 in salary and bonus (collectively, the "Named Executive Officers") for services rendered to the Company during the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION(1)
                                       --------------------------------------------
                                                                    OTHER ANNUAL          ALL OTHER
     NAME AND PRINCIPAL POSITION       SALARY($)   BONUS($)(2)   COMPENSATION($)(3)   COMPENSATION($)(4)
-------------------------------------  ---------   -----------   ------------------   ------------------
Michael J. Savage....................   170,000       200,000              --                   --
  President, Chief Executive Officer
  and Director
Saiid Zarrabian......................   162,500       150,000              --               70,176
  Chief Operating Officer
David B. Hiatt.......................   150,000       100,000              --               81,441
  Chief Financial Officer; Senior
  Vice President, Finance and
  Administration; Secretary and
  Treasurer
Lissa A. Goldenstein.................   128,750       158,437           6,000                   --
  Senior Vice President, Worldwide
  Sales
John M. Newsam.......................   127,500        75,500              --                   --
  Chief Scientific Officer

------------------------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table. There were no options or long-term compensation awards granted to the Named Executive Officers during the year ended December 31, 1996.

(2) For Ms. Goldenstein, bonus compensation represents, in part, the value of commission-based compensation earned in 1996.

(3) Represents an automobile allowance.

(4) Represents reimbursement of relocation expenses.

STOCK OPTION PLANS

     The Company adopted its 1986 Incentive Stock Option Plan and its 1986 Supplemental Stock Option Plan in August 1986, which were amended and restated in January 1991 (the "1986 Plans"). The 1986 Plans expired in August 1996. In February 1996, the Company adopted its 1996 Stock Plan (the "Former 1996 Plan"). The Company has not issued any options or other rights to acquire securities under the Former 1996 Plan. In November 1996, the Company adopted its 1996 Equity Incentive Plan (the "1996 Plan").

     The plans provide for incentive stock option awards for employees (including officers and employee directors), and nonstatutory stock options and certain other direct stock awards for employees (including officers and employee directors) and non-employee directors and consultants. These plans are administered by the Board of Directors, or a Committee appointed by the Board, which determine the option awards to be granted, including exercise prices, number of shares subject to the awards and the exercisability thereof, provided that such terms comply with the provisions of the plan under with the option award is granted. Non-employee directors are eligible only for nonstatutory grants and stock rights to the extent provided in the plans.

     The term of the stock options granted under the various plans generally may not exceed 10 years. The exercise price of options granted under the plans is determined by the Board of Directors, but in the case of an incentive stock option, cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. Options granted under the plans vest at the rate specified in the option agreement. No stock option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited instances, pursuant to a domestic relations order, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death. A nonstatutory option may also be transferred to the extent provided in the option agreement. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate sooner or later by the terms of the option agreement). Options may be exercised for up to twelve or eighteen months, respectively, after an optionee's relationship with the Company and related corporations ceases due to disability or death (unless such options terminate sooner or later by the terms of the option agreement).

     No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000.

     Pursuant to the 1996 Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant, but shares subject to exercised stock appreciation rights will not again become available for the grant. The Board of Directors has the authority to reprice outstanding options and stock appreciation rights and to offer optionees and holders of stock appreciation rights the opportunity to replace outstanding options and stock appreciation rights with new options or stock appreciation rights for the same or a different number of shares.

     Restricted stock purchase awards granted under the plans may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement. Stock appreciation rights granted under the 1996 Plan may be tandem rights, concurrent rights or independent rights.

     Upon certain changes in control of the Company, all outstanding awards under the 1996 Plan must either be assumed or substituted by the surviving entity. If the surviving entity refuses to assume or substitute such awards with respect to persons then performing services as employees, directors or consultants, the time during which such awards may be exercised shall be accelerated and the awards terminated if not exercised prior to such change in control; with respect to any other outstanding awards under the 1996 Plan, such awards shall be terminated if not exercised prior to such event.

     As of December 31, 1996, options to purchase 1,567,912 shares of Common Stock at a weighted average exercise price of $1.93 were outstanding and 368,497 shares, cumulatively, remained available for future grant under the 1996 Plan and the Former 1996 Plan. The 1996 Plan and the Former 1996 Plan will terminate in November 2006 and February 2006, respectively, unless terminated sooner by the Board of Directors.

AGGREGATED FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1996. No shares of Common Stock were acquired by exercise of stock options during the year ended December 31, 1996 by any of the Named Executive Officers.

                                                   NUMBER OF SECURITIES
                                                        UNDERLYING               VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                   DECEMBER 31, 1996(#)          DECEMBER 31, 1996(1)
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------------------------  -----------   -------------   -----------   -------------
Michael J. Savage.............................    197,498        214,723      $ 2,008,466    $ 2,162,224
Saiid Zarrabian...............................     48,440        116,435          491,619      1,171,569
David B. Hiatt................................     50,908         72,758          523,561        731,044
Lissa A. Goldenstein..........................     15,000         45,000          150,000        450,000
John M. Newsam................................     11,250         33,750          112,500        337,500

------------------------------

(1) Amount based on the difference between the initial public offering price of $12.00 per share and the exercise price, multiplied by the number of shares underlying the option.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In February 1997, the Company adopted its Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), effective upon the closing of this offering to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Directors' Plan is administered by the Board, unless the Board delegates administration to a committee of not fewer than two directors.

     The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 25,000. Pursuant to the terms of the Directors' Plan, each non-employee director first elected after the completion of the offering shall receive an option grant of 5,000 shares on the date of election. Further, each non-employee director shall receive an option grant of 2,500 shares following re-election at annual meetings of shareholders, beginning the second annual meeting after the date of this offering.

     Upon certain changes in control of the Company, the options shall vest and the time during which outstanding options may be exercised shall be accelerated, and the options shall be terminated if not exercised prior to such change in control.

     No options granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the Directors' Plan will not vest until the first anniversary of the date of grant. The exercise price of options under the Directors' Plan will equal 100% the fair market value of the Common Stock on the date of grant. Options granted under the Directors' Plan may be transferable if permitted by their terms. Unless otherwise terminated by the Board of Directors, the Directors' Plan automatically terminates in February 2007. As of the date hereof, no options have been granted under the Directors' Plan.

EMPLOYEE STOCK PURCHASE PLAN

     In February 1997, the Company adopted its Employee Stock Purchase Plan (the "Purchase Plan"), effective as of the closing of this offering, covering an aggregate of 50,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The Purchase Plan is administered by the Board, unless the Board delegates administration to a committee of not fewer than two directors. Under the Purchase Plan, the Board or committee may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan shall commence on the date of this Prospectus and terminate on March 31, 1999.

     Employees are eligible to participate if they are employed by the Company or a subsidiary of the Company designated by the Board for at least 20 hours per week and are customarily employed by the Company or a subsidiary of the Company designated by the Board for at least five months per calendar year. Employees who participate in an offering have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the Common Stock on specified dates determined by the Board. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lesser of the fair market value of the Common Stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period except as provided by the Board or Committee under the terms of the offering, and participation ends automatically on termination of employment with the Company.

     In the event of a merger, reorganization, consolidation or liquidation involving the Company, (i) each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, (ii) such rights will continue in full force and effect, or (iii) participants accumulated payroll deductions will be used to purchase Common Stock immediately prior to such transaction and the participants' rights under the ongoing offering terminated. The Board has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase Common Stock.

401(K) PLAN

     In November 1984, the Board adopted an employee savings and retirement plan (the "401(k) Plan") covering certain of the Company's employees who have at least 90 days of service with the Company, and work a minimum of 1,000 hours during the plan year. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of such compensation or the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The Plan allows for the Company to make discretionary matching contributions as determined by a committee of the Board of Directors. No discretionary contributions were made by the Company in 1994 and 1995 and during the 1996 Plan year, the Company will match 25% of the employee's contributions to a maximum of 2% of employee earnings. In addition, eligible employees may make roll-over contributions to the 401(k) Plan from a tax-qualified retirement plan. Employees become 20% vested in these Company contributions after one year of service, and increase their vested percentages by an additional 20% for each year of service thereafter. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Bylaws provide that the Company will indemnify its directors, officers, employees and agents to the fullest extent not prohibited by Delaware law as in effect from time to time. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnification agreements with each of its directors and executive officers.

     In addition, the Company's Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derives any improper personal benefit. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                              CERTAIN TRANSACTIONS

     The Company, D. E. Shaw Investment Group, L.P. ("D.E. Shaw") and certain other shareholders of the Company are parties to a certain Amended and Restated Investor Rights Agreement dated October 18, 1991, as amended on February 14, 1992, July 14, 1994 and September 29, 1994 (the "Investor Rights Agreement"), pursuant to which certain shareholders of the Company have registration rights with respect to shares of the Company's capital stock and certain transfer restrictions with respect to such shares.

     In September 1994, the Company issued and sold 2,222,223 shares of Preferred Stock to D.E. Shaw for an aggregate purchase price of $6,000,000, or $2.70 per share, pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of September 29, 1994. See Note 9 of Notes to MSI Consolidated Financial Statements for a description of the Preferred Stock. In connection with the transaction, D.E. Shaw became a party to the Investor Rights Agreement. Upon the closing of this offering, each share of Preferred Stock will automatically convert into one-half of a share of Common Stock.

     In August 1995, pursuant to an Agreement and Plan of Merger dated as of August 15, 1995 (the "Biosym Merger Agreement") among Corning, Biosym, the Company and a wholly-owned subsidiary of the Company created for purposes of the transaction (the "Acquisition Sub"), Biosym merged with and into Acquisition Sub (the "Biosym Merger"). Pursuant to the Biosym Merger Agreement, the Company issued to Corning 2,888,279 shares of Common Stock and 1,467,825 shares of Class B Common. See Note 9 of Notes to MSI Consolidated Financial Statements for a description of the Class B Common. Upon the closing of this offering, each share of Class B Common will automatically convert into one-half of a share of Common Stock.

     In connection with the Biosym Merger, Corning made a contribution of capital to Biosym equal to $20,875,956, of which $3,168,000 was in cash and $17,707,956 was in the form of canceled indebtedness of Biosym to Corning. In addition, the Company and Corning entered into a Revolving Loan and Credit Agreement dated as of August 15, 1995 (the "Corning Letter of Credit") pursuant to which the Company may borrow up to $3,000,000 from Corning. The Company has not borrowed and does not expect to borrow under the Corning Letter of Credit, and the Corning Letter of Credit terminates upon the closing of this offering. Further, Corning agreed to reimburse the Company for up to $200,000 of expenses associated with the Company's purchase of software technology from DCL Information Systems, Inc., and up to $100,000 of legal expenses associated with any United States government inquiry, investigation, objection or litigation arising out of the Biosym Merger. See "Risk Factors -- Acquisition-Related Risks; Need to Integrate Acquired Technologies." In addition, in consideration for Corning's grant to the Company of an exclusive, royalty-free, perpetual license to use, market and distribute certain of Corning's software programs, the Company granted to Corning a non-exclusive, royalty-free, perpetual license for Corning and its subsidiaries to use all of the Company's software products and to participate without charge through August 1999 in all of the Company's consortia.

     Also in connection with the Biosym Merger, the Company, Corning, D. E. Shaw and certain other shareholders of the Company entered into a Shareholders Agreement dated as of August 15, 1995 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, Corning and the other shareholder parties acquired certain rights with respect to representation on the Company's Board of Directors, restrictions on transfer of shares and rights to purchase additional shares offered by the Company. The Shareholders Agreement terminates as of the closing of this offering.

     The Company has granted options to certain of its directors and executive officers. The Company also has entered into an Indemnification Agreement with each of its directors and executive officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1996, and as adjusted to reflect the sale of this offering, by (i) each Named Executive Officer, (ii) each director, (iii) each holder of more than 5% of the Company's Common Stock, (iv) each of the Selling Stockholders and (v) all current directors and executive officers as a group. The table assumes conversion of all outstanding Preferred Stock and nonvoting Common Stock into Common Stock upon completion of this offering. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                         SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                            OWNED PRIOR TO                            OWNED AFTER
                                             OFFERING(1)          NUMBER OF         OFFERING(1)(2)
PRINCIPAL STOCKHOLDERS, DIRECTORS AND   ----------------------   SHARES BEING   -----------------------
               OFFICERS                  NUMBER        PERCENT     OFFERED       NUMBER         PERCENT
--------------------------------------  ---------      -------   ------------   ---------       -------
Corning Incorporated..................  3,622,191        54.8%       362,219    3,259,972         40.5%
  One Riverfront Plaza
  Corning, New York 14831
D.E. Shaw Investment Group, LP........  1,204,250        18.2        240,854      963,396         12.0
  120 West 45th Street, 30th Floor
  New York, NY 10036
Michael J. Savage(3)..................    197,497         2.9        --           197,497          2.4
Saiid Zarrabian(4)....................     48,440        *           --            48,440         *
David B. Hiatt(5).....................     51,999        *           --            51,999         *
Lissa A. Goldenstein(6)...............     15,000        *           --            15,000         *
John M. Newsam(7).....................     11,250        *           --            11,250         *
C. Derek Statham(8)...................     --            --          --            --             --
R. Pierce Baker(8)....................     --            --          --            --             --
C. Peter W. Booth(8)..................     --            --          --            --             --
Thomas J. Cable(9)....................    218,288         3.3         40,866      177,422          2.2
Peter H. Engel(10)....................     66,697         1.0         10,548       56,149         *
Bruns H. Grayson(11)..................    235,154         3.5         58,436      176,718          2.2
All directors and executive officers
  as a group (14 persons)(12).........  4,488,859        64.0        472,069    4,016,799         47.5

      OTHER SELLING STOCKHOLDERS
--------------------------------------
Randy Bolten..........................        966        *               966       --             --
Andrew J. Ferrara.....................     15,741        *            15,741       --             --
William Goddard III and Amelia Yvonne
  Correy Goddard......................     99,952         1.5          5,000       94,952          1.2
Joel Schwartz.........................      4,648        *             4,648       --             --
Transitions Two L.P...................     13,889        *            13,889       --             --
Steven Mayo...........................     82,547         1.2         16,510       66,037         *
GeoCapital II(13).....................     82,152         1.2         82,152       --             --
Mayfield Fund(14).....................    225,049         3.4         45,527      179,522          2.2
Menlo Ventures III....................     67,109         1.0         67,109       --             --
Morgan Stanley Venture Capital Fund
  L.P.(15)............................     86,316         1.3         86,316       --             --
KME Venture Capital L.P...............     14,219        *            14,219       --             --

------------------------------
  * Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 6,610,952 shares of Common Stock outstanding as of December 31, 1996 and 8,045,952 shares of Common Stock outstanding after completion of this offering.

 (2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." If the Underwriters' over-allotment option is exercised in full, the Company will sell up to an aggregate of 375,000 shares of Common Stock of the Company, and up to 8,420,952 shares of Common Stock will be outstanding after the completion of this offering.

 (3) Includes 197,497 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (4) Includes 48,440 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (5) Includes 51,999 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (6) Includes 15,000 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (7) Includes 11,250 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (8) Excludes 3,622,191 shares held by Corning Incorporated. The director is affiliated with Corning Incorporated, but disclaims beneficial ownership of such shares.

 (9) Represents 9,849 shares held by The Cable Family Partnership and 194,480 shares held by CH Partners IV. Mr. Cable, a director of the Company, is a general partner of the above named partnerships. Mr. Cable disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 13,959 shares subject to stock options granted to Mr. Cable which are exercisable within 60 days of December 31, 1996.

(10) Represents 52,738 shares held by American Consulting Corporation Inc. Mr. Engel, a director of the Company, is President and Chief Executive Officer of American Consulting Corporation Inc. Also includes 13,959 shares subject to stock options granted to Mr. Engel which are exercisable within 60 days of December 31, 1996.

(11) Represents 87,564 shares held by ABS Ventures II Prime Limited Partnership, 58,435 shares held by ABS Ventures III Limited Partnership and 61,238 shares held by Brown Technology Associates Limited Partnership. Mr. Grayson, a director of the Company, is a managing general partner of Calvert Capital, LP, which manages the investments of the above named partnerships. Mr. Grayson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 27,917 shares subject to stock options granted to Mr. Grayson which are exercisable within 60 days of December 31, 1996.

(12) Includes 419,221 shares subject to stock options exercisable within 60 days of December 31, 1996.

(13) Includes 32,759 shares held by GeoCapital II and 49,393 shares held by GeoCapital Ventures.

(14) Includes 9,002 shares held by Mayfield Associates and 216,047 shares held by Mayfield VI.

(15) Includes 24,662 shares held by SIF Limited Partnership.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 Common Stock, $.001 par value, and 2,222,223 shares of Preferred Stock, $.01 par value.

COMMON STOCK

     As of December 31, 1996, there were 4,846,120 shares of Common Stock outstanding held of record by approximately 233 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

     Upon the closing of this offering, all outstanding shares of the Class B Common will be converted into 653,721 shares of Common Stock. See Note 9 of Notes to MSI Consolidated Financial Statement for a description of the currently outstanding Class B Common.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into 1,111,111 shares of Common Stock. See Note 9 of Notes to MSI Consolidated Financial Statements for a description of the currently outstanding Preferred Stock. Under the Amended and Restated Certificate of Incorporation, which will become effective in connection with the closing of this offering, there will be no authorized shares of Preferred Stock.

REGISTRATION RIGHTS

     After this offering, the holders of 2,263,053 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act, pursuant to the Amended and Restated Investor Rights Agreement among such holders and the Company, dated October 18, 1991, as amended (the "Investor Rights Agreement"). Under the terms of the Investor Rights Agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. The holders may also require the Company to file a registration statement under the Securities Act with respect to their shares, and the Company is required to use its best efforts to effect such registrations. Furthermore, the holders may require the Company to register their shares on Form S-3 when such form becomes available to the Company. Generally, the Company is required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration. Such registration rights terminate five years from the date of this offering.

DELAWARE ANTI-TAKEOVER LAW

     The Company is governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Harris Trust Company of California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding an aggregate 8,045,952 shares of Common Stock, assuming (i) no exercise of the Underwriters' over-allotment option and (ii) no exercise of options to purchase 1,567,912 shares of Common Stock outstanding as of December 31, 1996. Of these shares, the 2,500,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 5,525,635 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: 695,924 shares of Common Stock will be eligible for sale without restriction pursuant to Rule 144(k) or Rule 701, and approximately, 1,571,199 shares will be eligible for sale subject to the volume and other restrictions of Rule 144.

     Upon completion of this offering, the holders of approximately 2,198,811 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

     The Company's officers, directors and certain stockholders have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly offer, sell, contract to sell or otherwise dispose of 5,335,276 of the Restricted Shares or any securities convertible into or exercisable or exchangeable for Common Stock during the 180-day period (the "H&Q Lock-Up Agreement") commencing on the Effective Date. Of the remaining 670,110 Restricted Shares not subject to the H&Q Lock-Up Agreement, 581,509 Restricted Shares are subject to a 180-day lock-up agreement with the Company, pursuant to which holders have agreed that they will not directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities of the Company during the same 180-day period (the "MSI Lock-Up Agreement"). Of the remaining 88,601 Restricted Shares, 67,126 will be available for sale without restriction pursuant to Rule 144(k) and 21,475 shares will be available for sale subject to the volume and other restrictions of Rule 144. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, (i) directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during such 180-day period (the "180-day Lock-Up") except for the sale of the shares of Common Stock in this offering, the issuance of options and shares of Common Stock pursuant to employee benefit plans set forth in this Prospectus, and the issuance of shares of Common Stock upon exercise of warrants or options presently outstanding, provided that the holders of such Common Stock issued upon the exercise of such warrants or options agree in writing to the 180-day Lock-Up and (ii) allow any security holder of the Company subject to the MSI Lock-Up Agreement to sell, transfer or otherwise dispose any shares of Common Stock or security exercisable for Common Stock without the prior written consent of Hambrecht & Quist LLC. Any shares subject to the lock-up agreements may be released at any time by Hambrecht & Quist LLC, except for 1,664,810 shares that may not be so released until 90 days after the Effective Date.

     In general, under Rule 144 as currently in effect, beginning 90 days after the Effective Date, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

     The Securities and Exchange Commission has proposed certain amendments to Rule 144 that would reduce by one year the holding periods required for shares subject to Rule 144 and Rule 144(k) to become eligible for resale in the public market. This proposal, if adopted, would substantially increase the number of shares of Common Stock eligible for immediate resale following the expiration of the lock-up agreements described above. No assurance can be given concerning whether or when the proposal will be adopted by the Commission.

     An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

     The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's stock option plans and purchase plan. Based on the number of options outstanding and options and shares reserved for issuance at February 3, 1997, such registration statement would cover approximately 2,011,409 shares. Such registration statement is expected to be filed and to become effective as soon as practicable after the date hereof. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock up agreements described above. See "Management."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Volpe, Welty & Company L.L.C. and Adams, Harkness & Hill, Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Hambrecht & Quist LLC.............................................
        Volpe, Welty & Company L.L.C. ....................................
        Adams, Harkness & Hill, Inc. .....................................

                                                                            ---------
        Total.............................................................  2,500,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow and such dealers may
reallow, a concession not in excess of $     per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover overallotments made in connection with the sale of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Stockholders and certain other stockholders of the Company, including the executive officers and directors, who will own in the aggregate 5,335,276 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price are the prevailing market and economic conditions, revenue and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Cooley Godward LLP, San Diego, California. As of the date of this Prospectus, certain members and associates of Cooley Godward own an aggregate of 4,698 shares of Common Stock through an investment partnership. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

     The financial statements included in this Prospectus or elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or document filed as an exhibit to the Registration Statement is qualified by reference to such exhibit as filed. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's World Wide Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES
Report of Independent Public Accountants..............................................    F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996..........................    F-3
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996................................................................................    F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994,
  1995 and 1996.......................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996................................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7
BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES
Report of Independent Public Accountants..............................................   F-23
Consolidated Statements of Operations for the year ended December 31, 1994 and the
  period January 1, 1995 through August 15, 1995......................................   F-24
Consolidated Statements of Stockholders' Deficit for the year ended December 31, 1994
  and the period January 1, 1995 through August 15, 1995..............................   F-25
Consolidated Statements of Cash Flows for the year ended December 31, 1994 and the
  period January 1, 1995 through August 15, 1995......................................   F-26
Notes to Consolidated Financial Statements............................................   F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Molecular Simulations Incorporated:

     We have audited the accompanying consolidated balance sheets of Molecular Simulations Incorporated (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Molecular Simulations Incorporated and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
February 6, 1997

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     DECEMBER 31,
                                                               DECEMBER 31,              1996
                                                           ---------------------     ------------
                                                             1995         1996        PRO FORMA
                                                           --------     --------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 10,371     $ 14,509
  Trade receivables, net of allowance for doubtful
     accounts of $635 in 1995 and $496 in 1996...........    14,831       16,178
  Prepaid expenses and other current assets..............       976        4,488
                                                           --------     --------
          Total current assets...........................    26,178       35,175
                                                           --------     --------
Property and equipment, net..............................     2,194        1,511
Software development costs, net of accumulated
  amortization of $3,283 in 1995 and $4,208 in 1996......     3,097        3,099
Investment in joint venture..............................     1,153        1,019
Goodwill, net of accumulated amortization of $95 in
  1995...................................................     1,174           --
Other assets.............................................       356          461
                                                           --------     --------
          Total assets...................................  $ 34,152     $ 41,265
                                                           ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................  $  2,474     $  1,634
  Accrued liabilities....................................    10,362       12,930
  Current portion of deferred revenue....................    12,451       15,731
  Current portion of note payable........................       600          600
                                                           --------     --------
          Total current liabilities......................    25,887       30,895
Note payable.............................................     2,000        1,400
Other long-term liabilities..............................       559          446
Deferred revenue, net of current portion.................       557        1,136
                                                           --------     --------
Commitments and contingencies:
Stockholders' equity:
  Series A convertible preferred stock, $0.01 par
     value--authorized: 2,222,223 shares; issued and
     outstanding: 2,222,223 shares.......................        22           22       $     --
  Common stock, $0.001 par value--authorized: 25,000,000
     shares; issued and outstanding: 4,704,729 shares in
     1995 and 4,846,120 shares in 1996...................         5            5              7
  Class B convertible nonvoting common stock, $0.001 par
     value--authorized: 1,500,000 shares; issued and
     outstanding: 1,467,825 shares in 1995 and 1,307,442
     shares in 1996......................................         1            1             --
  Additional paid-in capital.............................    39,285       39,393         39,414
  Accumulated deficit....................................   (34,131)     (31,534)       (31,534)
  Cumulative translation adjustment......................       (33)        (499)          (499)
                                                           --------     --------       --------
       Total stockholders' equity........................     5,149        7,388       $  7,388
                                                           --------     --------       --------
          Total liabilities and stockholders' equity.....  $ 34,152     $ 41,265
                                                           ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1994         1995        1996
                                                               -------     --------     -------
Revenue:
  Software licenses..........................................  $ 7,920     $ 14,482     $19,739
  Service and other..........................................    6,110       11,165      21,344
  Hardware...................................................    1,342        4,473       6,178
                                                               -------     --------     -------
          Total revenue......................................   15,372       30,120      47,261
Cost of revenue:
  Software licenses..........................................    1,743        2,709       2,517
  Hardware...................................................    1,145        3,900       5,242
                                                               -------     --------     -------
          Total cost of revenue..............................    2,888        6,609       7,759
                                                               -------     --------     -------
          Gross profit.......................................   12,484       23,511      39,502
Operating expenses:
  Sales, marketing and customer support......................    7,536       12,003      17,359
  Research and development...................................    5,552        7,603      12,834
  General and administrative.................................    2,095        3,383       5,609
  Acquired in-process research and development...............       --        6,500          --
  Restructuring charge.......................................       --        4,519          --
  Impairment of capitalized software.........................       --        1,142          --
                                                               -------     --------     -------
          Total operating expenses...........................   15,183       35,150      35,802
                                                               -------     --------     -------
Operating income (loss)......................................   (2,699)     (11,639)      3,700
Interest and other income, net...............................       33          319         368
                                                               -------     --------     -------
Income (loss) before provision for income taxes..............   (2,666)     (11,320)      4,068
Provision for income taxes...................................      262          560       1,471
                                                               -------     --------     -------
Net income (loss)............................................  $(2,928)    $(11,880)    $ 2,597
                                                               =======     ========     =======
Net income (loss) per share..................................  $ (2.25)    $  (4.56)    $  0.34
                                                               =======     ========     =======
Weighted average shares outstanding..........................    1,302        2,603       7,580

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                       SERIES A
                                     CONVERTIBLE                       CLASS B
                                      PREFERRED                      CONVERTIBLE
                                        STOCK        COMMON STOCK    COMMON STOCK   ADDITIONAL               CUMULATIVE
                                    --------------  --------------  --------------   PAID-IN    ACCUMULATED  TRANSLATION
                                    SHARES  AMOUNT  SHARES  AMOUNT  SHARES  AMOUNT   CAPITAL      DEFICIT    ADJUSTMENT   TOTAL
                                    ------  ------  ------  ------  ------  ------  ----------  -----------  ----------  --------
Balance, December 31, 1993.........  --      $--    1,567     $2     --      -$-     $ 22,792    $ (19,323)    $  (90)   $  3,381
Sales of Series A Convertible
  Stock............................ 2,222      22                                       5,978                               6,000
Stock issued in connection with
  purchase of company..............                   223    --                           334                                 334
Exercise of stock options and
  warrants.........................                     3    --                            17                                  17
Translation adjustment.............                                                                                 8           8
Net Loss...........................                                                                 (2,928)                (2,928)
                                    -----     ---   -----    ---      ---    ---      -------     --------      -----    --------
Balance, December 31, 1994......... 2,222      22   1,793      2     --      --        29,121      (22,251)       (82)      6,812
Stock issued in connection with
  purchase of company..............                 2,888      3    1,468      1       10,129                              10,133
Exercise of stock options and
  warrants.........................                    23    --                            35                                  35
Translation adjustment.............                                                                                49          49
Net Loss...........................                                                                (11,880)               (11,880)
                                    -----     ---   -----    ---      ---    ---      -------     --------      -----    --------
Balance, December 31, 1995......... 2,222      22   4,704      5    1,468      1       39,285      (34,131)       (33)      5,149
Exercise of stock options and
  warrants.........................                    62    --                           108                                 108
Conversion of Class B Common
  Stock............................                    80    --      (161)   --        --                                      --
Translation adjustment.............                                                                              (466)       (466)
Net Income.........................                                                                  2,597                  2,597
                                    -----     ---   -----    ---      ---    ---      -------     --------      -----    --------
Balance, December 31, 1996......... 2,222    $ 22   4,846     $5    1,307     $1     $ 39,393    $ (31,534)    $ (499)   $  7,388
                                    =====     ===   =====    ===      ===    ===      =======     ========      =====    ========

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               YEARS ENDED DECEMBER 31,
                                                                               --------------------------------
                                                                                1994         1995        1996
                                                                               -------     --------     -------
Cash flows from operating activities:
  Net income (loss)..........................................................  $(2,928)    $(11,880)    $ 2,597
  Adjustments to reconcile net income (loss) to net cash provided by (used
    in) operating activities:
    Depreciation and amortization............................................    1,692        2,250       2,531
    Charge for acquired in-process research and development..................       --        6,500          --
    Impairment of capitalized software.......................................       --        1,142          --
    Equity in undistributed earnings of joint venture........................       --          (67)        (55)
    Changes in current assets and liabilities, net of businesses acquired:
      Accounts receivable....................................................    1,134       (5,936)     (1,347)
      Other current assets...................................................       79          717      (1,912)
      Accounts payable.......................................................     (804)         244        (840)
      Accrued liabilities....................................................      (51)       4,146       2,941
      Deferred revenue.......................................................      (68)       4,693       3,859
      Other assets...........................................................       80         (380)        (29)
                                                                               -------     --------     -------
         Net cash provided by (used in) operating activities.................     (866)       1,429       7,745
                                                                               -------     --------     -------
Cash flows from investing activities:
  Purchase of property and equipment, net....................................     (213)        (319)       (756)
  Increase in capitalized software development costs.........................   (1,059)      (2,210)     (1,520)
  Cash proceeds from acquisition.............................................       --        6,262          --
                                                                               -------     --------     -------
         Net cash provided by (used in) investing activities.................   (1,272)       3,733      (2,276)
                                                                               -------     --------     -------
Cash flows from financing activities:
  Principal payments under capital lease obligations.........................     (191)        (180)       (373)
  Proceeds from exercise of stock options and warrants.......................       17           35         108
  Proceeds from sale of preferred stock......................................    6,000           --          --
  Proceeds from (payments on) note payable...................................    1,000         (400)       (600)
  Net repayments under lines of credit.......................................     (450)        (150)         --
                                                                               -------     --------     -------
         Net cash provided by (used in) financing activities.................    6,376         (695)       (865)
                                                                               -------     --------     -------
Exchange rate effects on cash................................................        8           49        (466)
                                                                               -------     --------     -------
Net increase in cash.........................................................    4,246        4,516       4,138
Cash and cash equivalents, beginning of year.................................    1,609        5,855      10,371
                                                                               -------     --------     -------
Cash and cash equivalents, end of year.......................................  $ 5,855     $ 10,371     $14,509
                                                                               =======     ========     =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest.................................................................  $    74     $     61     $    44
                                                                               =======     ========     =======
    Income taxes.............................................................  $   274     $    531     $   817
                                                                               =======     ========     =======
Supplemental disclosure of noncash investing and financing activities:
  Stock issued in connection with acquisitions...............................  $   334     $ 10,133       --
                                                                               =======     ========     =======
  Fixed assets acquired under capital leases.................................  $ --        $    139     $    34
                                                                               =======     ========     =======
  Realization of the benefit of certain Biosym net operating loss carryforwards through the reduction of goodwill by approximately $983,000
    and capitalized software by approximately $617,000.......................  $    --     $     --     $ 1,600
                                                                               =======     ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY

     Molecular Simulations Incorporated and Subsidiaries (the "Company") was incorporated in June 1984 to develop and market integrated molecular modeling systems and technical information systems. The Company designs, develops, markets and supports computer software products for the pharmaceutical, biotechnology, chemical, petrochemical and materials industries and also offers consulting, training and maintenance services in support of its customers' use of its software products. Distribution of Company products is primarily through a direct sales force and distributors.

2.  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying notes to consolidated financial statements.

  Unaudited Pro Forma Presentation

     The unaudited pro forma capitalization as of December 31, 1996 reflects the automatic conversion of all outstanding shares of Preferred stock and Class B nonvoting common stock into an aggregate of 1,764,832 shares of common stock, which will occur upon the closing of the Company's proposed initial public offering.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Molecular Simulations Incorporated and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company has a 50 percent ownership interest in a joint venture, which is accounted for under the equity method.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company recognizes revenue from licenses of computer software provided that all of the following are achieved: a noncancelable license agreement has been signed, the software and related documentation has been shipped, there are no material uncertainties regarding customer acceptance, collection of the resulting receivable is deemed probable and no other significant obligations by the Company exist. Prepaid post contract support and maintenance ("PCS") revenue that is bundled with software license agreements is unbundled using objective, vendor specific evidence, deferred, and recognized as revenue over the related contract period, which is generally one year. PCS services and other revenue generated from professional consulting, training and software customization sold separately from license agreements are recognized as the services are performed. Prepayments of PCS and other such services by customers are deferred and recognized as revenue over the applicable service period.

     Under certain circumstances, the Company will sell hardware to a licensee that is used to run the Company's licensed software products. In these instances, the Company typically orders the hardware

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES from an unrelated vendor with instructions to ship the product directly to the licensee. The Company records revenue upon shipment of the hardware to the licensee by the vendor. The Company is liable for payment to the hardware vendor.

     Cost of license revenue consists primarily of royalty expense for software licensed to the Company; amortization of capitalized software development costs; and product media, documentation, packaging and freight expenses. Cost of service and other revenue is immaterial and such cost is included in cost of license revenue in the accompanying statements of operations. Service personnel costs are included in sales, marketing and customer support expenses.

     The Company earns revenue under product development and consortia agreements with various parties. A consortium agreement is a product development agreement wherein several unrelated parties jointly enter into a single product development agreement with the Company. The Company's product development and consortia agreements are generally three years in length, call for a stipulated fee to be paid to the Company in annual installments and contain progressive milestones. The Company is not required to deliver specified continuing products under the agreements and related fees earned by the Company are non-refundable. The Company recognizes revenue under such agreements on a straight line basis over the life of the agreement.

     If the Company is successful in developing products under the product development and consortia agreements described above, a non transferable license is typically awarded to the customer or consortia members who funded the related research and development efforts. Such licenses are generally ten years in length. For the years ended December 31, 1995 and 1996, the Company recognized approximately $1,641,000 and $4,777,000, respectively, under such product development and consortia agreements, which is included in service and other revenue. There was no consortia revenue earned in 1994.

  Concentrations of Risk

     The Company purchases substantially all hardware products it sells (see above) to its licensees from a single vendor. Management believes that other vendors could be identified who could provide the Company and its licensees with similar hardware products at comparable terms.

     Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash equivalents. The Company licenses its products primarily to corporations, including value added resellers and academic institutions, serving a wide variety of domestic and foreign markets. The Company extends credit to its licensees based on its evaluation of the customer's financial condition, generally without requiring a deposit or collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for estimated losses.

     International sales currently account for approximately 54% of the Company's revenues, 28% of which is derived from the Company's foreign subsidiaries as disclosed in note 13. The Company expects that international sales will continue to account for a significant portion of the Company's revenue in future periods. The Company's international sales are generally denominated in foreign currencies. Losses on the conversion of foreign-denominated receivables into U.S. dollars could have a material adverse effect on the Company's financial statements.

     See "Risk Factors" in the accompanying prospectus for a more complete discussion of risks faced by the Company.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

  Disclosures about Fair Value of Financial Instruments

     The Financial Accounting Standards Board has issued Statement No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments". This statement requires companies to disclose the fair value of financial instruments, including both assets and liabilities recognized and not recognized, in its consolidated financial statements. It is management's opinion that the carrying amounts reflected in the accompanying consolidated financial statements for such instruments are reasonably estimated at their related fair values. The adoption of SFAS No. 107 in 1995 did not have a significant impact on the Company's consolidated financial statements.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of highly liquid instruments with a maturity of three months or less when purchased.

  Property and Equipment

     Property and equipment are recorded at cost. The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the costs of the property and equipment over their estimated useful lives. The estimated useful lives are as follows:

                            ASSET CLASSIFICATION                     USEFUL LIFE
            -----------------------------------------------------  ---------------
            Equipment............................................  3-5 years
            Leasehold improvements...............................  Life of Lease
            Purchased Software...................................  3 years
            Equipment under capital leases.......................  Life of lease

     Maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

  Intangibles

     Goodwill

     The excess of the cost over the fair value of identifiable tangible and intangible assets is amortized using the straight-line method over five years. The Company evaluates the realizability of goodwill based on estimated cash flows to be generated from such acquired assets as compared to the original estimates used in measuring the assets. To the extent impairment is identified, the Company recognizes a write-down. To date, the Company has not identified any such impairments.

     Software Development Costs

     Product development costs related to the Company's software products are expensed as incurred until technological feasibility has been established. Thereafter, the Company capitalizes computer software development costs in accordance with Statement of Financial Accounting Standards No. 86 (SFAS No.
86), "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". The Company amortizes such costs over the estimated product life, not to exceed three years from the date on which the product is available for general release. The Company capitalized approximately $2,210,000 and $1,520,000 in 1995 and 1996, respectively. Included in the accompanying consolidated statements of operations for 1994, 1995 and 1996, respectively, is approximately $690,000, $1,123,000 and $902,000 of amortization expense related to capitalized software.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

     The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated life of its assets. The criteria used for these evaluations include management's estimates of the assets continuing ability to generate income from operations and positive cash flow in future periods, as well as the strategic significance of its intangible assets to the Company's business objectives. During the year ended December 31, 1995, the Company expensed approximately $1,142,000 of previously capitalized software development costs in order to recognize an impairment of this asset as determined by management.

  Foreign Currency Translation

     The Company translates certain of its accounts and the financial statements of its foreign subsidiaries in accordance with Statement of Financial Accounting Standards No. 52 (SFAS No. 52), "Foreign Currency Translation". In translating the accounts of the foreign subsidiaries into U.S. dollars, assets and liabilities are translated at the rate of exchange in effect at year-end, while stockholders' equity is translated at historical rates. Resulting translation adjustments are reflected as a separate component of stockholders' equity as a cumulative translation adjustment. Revenue and expense accounts are translated using the weighted average exchange rate in effect during the year. Transaction gains and losses are reflected in the results of operations. The Company does not enter into foreign exchange transactions to hedge its balance sheet exposures and intercompany balances against movements in foreign exchange rates.

  Computation of Net Income (Loss) Per Share

     Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. Dilutive common equivalent shares consist of the incremental common shares issuable upon conversion of convertible preferred stock and convertible common stock using the "if converted" method and incremental shares issuable upon the exercise of stock options and warrants using the modified treasury stock method in all periods. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued by the Company during the twelve months preceding the initial filing of the Company's initial public offering, using the treasury stock method and the midpoint of the initial filing range, have been included in the calculation of net income (loss) per share for all periods presented.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. If it is more likely than not that some portion or all of the deferred tax asset will not be realized, a valuation allowance is recognized.

  Recent Accounting Pronouncements

     The Company implemented early adoption of Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long Lived Assets" effective January 1, 1995. The adoption of this statement had no material effect on the Company's consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

     In November 1995, the Financial Accounting Standards Board issued SFAS No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", which establishes a fair-value-based method of accounting for stock compensation plans with employees and others. As permitted, the Company has not adopted the recognition and measurement aspects of SFAS No. 123, but has adopted the disclosure requirements of SFAS No. 123 effective January 1, 1996. See note 9.

     In June 1996, the American Institute of Certified Public Accountants issued "Proposed Statement of Position: Software Revenue Recognition", which if adopted, will be effective for years beginning after December 31, 1996. The Company has reviewed the proposed statement of position and believes its adoption will not have a material effect on the Company's results of operations or financial position.

3.  ACQUISITIONS

     On August 15, 1995, the Company acquired 100 percent of the outstanding shares of common stock of Biosym Technologies, Inc. (Biosym) from Corning Incorporated (See note 9), Biosym's sole shareholder, in exchange for 50 percent of the Company's fully diluted equity, consisting of 2,888,279 shares of common stock and 1,467,825 shares of non-voting common stock valued at approximately $10,133,000. The acquisition was accounted for as a purchase and accordingly, the results of operations of Biosym have been included in the consolidated financial statements of the Company since August 16, 1995. The purchase price has been allocated to the net assets acquired based on an independent appraisal of, among other things, the acquired capitalized software and the acquired in-process research and development. A summary of the net assets acquired, after allocation of purchase price, at August 15, 1995 is as follows (in thousands):

        Tangible assets:
          Current assets (including cash of approximately $6,262).........  $  8,585
          Property and equipment..........................................     2,119
          Other assets....................................................     3,309
                                                                            --------
                                                                              14,013
        Intangible assets:
          Capitalized software............................................     1,000
          Acquired in-process research and development....................     6,500
          Goodwill........................................................     1,300
                                                                            --------
                                                                               8,800
                                                                            --------
                  Total assets acquired...................................    22,813
        Liabilities assumed...............................................   (12,680)
                                                                            --------
                  Net assets acquired.....................................  $ 10,133
                                                                            ========

     Acquired in-process research and development represents the present value of the estimated cash flows expected to be generated by the Biosym related technology, which at the acquisition date had not yet reached the point of technological feasibility and does not have an alternative future use. Therefore, in accordance with generally accepted accounting principles, acquired in-process research and development of approximately $6,500,000 was written off and charged to operations during the year ended December 31, 1995.

     During 1996 the Company realized the tax benefit of certain Biosym net operating loss carryforwards and concurrently recorded a $1,600,000 reduction in goodwill and capitalized software. (See note 6).

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

     On May 27, 1994, the Company completed the purchase of BioCAD Corporation ("BioCAD") in a transaction accounted for as a purchase. The Company issued 222,764 shares of common stock valued at $334,147 as consideration for the purchase. BioCAD's operations and the related net assets acquired were not material.

     The accompanying consolidated statements of operations reflect the operating results of Biosym and BioCAD since the effective dates of the respective acquisitions. Pro forma unaudited consolidated operating results of the Company and Biosym for the years ended December 31, 1994 and 1995, are summarized below (in thousands):

                                                                     1994       1995
                                                                   --------   --------
                                                                       (UNAUDITED)
        Revenue..................................................  $ 48,767   $ 46,758
        Operating loss...........................................    (6,746)   (15,234)
        Net loss.................................................    (8,003)   (16,398)

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as the expensing of the acquired in-process research and development costs and additional goodwill amortization. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions been in effect on January 1, 1994 and 1995, or of future results of operations of the consolidated entities.

4.  RESTRUCTURING CHARGE

     During 1995, the Company commenced a formal plan of restructuring. The plan was initiated primarily as a result of the Company's acquisition of Biosym which resulted in, among other things, excess facilities and personnel, duplicate projects in process and duplicate systems and processes worldwide. A summary of the restructuring charge is as follows (in thousands):

        Reductions in personnel.............................................  $1,287
        Facility consolidation..............................................   2,387
        Elimination of duplicate products and systems.......................     337
        Other...............................................................     508
                                                                              ------
                                                                              $4,519
                                                                              ======

     At December 31, 1995, $2,532,000 of accrued restructuring costs were included in accrued liabilities. During 1996 substantially all activities related to the restructuring were completed. There were no material variations from the amounts originally accrued.

5.  BALANCE SHEET COMPONENTS

     Following is a summary of property and equipment at December 31, 1995 and 1996 (in thousands):

                                                                    1995        1996
                                                                   -------     -------
        Equipment..............................................    $ 3,402     $ 4,006
        Purchased software.....................................        254         227
        Equipment under capital leases.........................        239         278
        Leasehold improvements.................................         78         257
                                                                   -------     -------
                                                                     3,973       4,768
        Less: accumulated depreciation and amortization........     (1,779)     (3,257)
                                                                   -------     -------
                                                                   $ 2,194     $ 1,511
                                                                   =======     =======

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

     Following is a summary of accrued liabilities at December 31, 1995 and 1996 (in thousands):

                                                                    1995        1996
                                                                   -------     -------
        Payroll and other compensation...........................  $ 3,394     $ 5,310
        Commissions..............................................    1,528       1,933
        Accrued restructuring....................................    2,532       --
        Royalties................................................      529         624
        Income and other accrued taxes...........................      312       2,013
        Other....................................................    2,067       3,050
                                                                    ------     -------
                                                                   $10,362     $12,930
                                                                    ======     =======

6.  INCOME TAXES

     The provision for income taxes consists of the following:

                                                                  YEARS ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  1994     1995      1996
                                                                  ----     ----     ------
                                                                       (IN THOUSANDS)
    Current tax expense
      Federal...................................................  $--      $--      $   47
      State.....................................................   --       --          59
      Foreign...................................................   262      560      1,365
                                                                  ----     ----     ------
                                                                  $262     $560     $1,471
                                                                  ====     ====     ======

     The provision for income taxes differs from the amount computed by applying the federal statutory rate to the Company's income before taxes as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
                                                                     (IN THOUSANDS)
    Tax provision (benefit) at statutory rate..............  $ (906)    $(3,849)    $ 1,383
    State tax, net of federal benefit......................    (154)       (653)        244
    Increase in valuation allowance........................   1,060       4,502       --
    Foreign taxes provided at rates other than the U.S.
      statutory rate.......................................    --         --            250
    Foreign taxes other than income........................     262         560       1,111
    Tax benefit of utilization of U.S. and foreign
      operating losses.....................................    --         --         (1,635)
    Other..................................................    --         --            118
                                                              -----     -------      ------
    Provision for income taxes.............................  $  262     $   560     $ 1,471
                                                              =====     =======      ======

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

     The components of deferred tax assets (liabilities) are as follows:

                                                                     DECEMBER 31,
                                                           --------------------------------
                                                            1994         1995        1996
                                                           -------     --------     -------
                                                                    (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards...................  $ 6,590     $ 10,264     $ 5,413
      Research and development and other tax credits.....    1,510        2,062       2,096
      Accrued liabilities................................      339        2,358       2,808
      Other..............................................      124          164          --
                                                            ------     --------     -------
                                                             8,563       14,848      10,317
    Less:
    Deferred tax liabilities:
      Depreciation and amortization......................   (1,025)      (1,498)     (1,644)
                                                            ------     --------     -------
      Net asset before valuation allowance...............    7,538       13,350       8,673
      Valuation allowance................................   (7,538)     (13,350)     (7,073)
                                                            ------     --------     -------
      Net deferred tax asset.............................  $    --     $     --     $ 1,600
                                                            ======     ========     =======

     As of December 31, 1996, the Company has net operating loss carryforwards of approximately $17,674,000 and $6,676,000 for federal and state tax reporting purposes, respectively. The Company also has federal research and development credit carryforwards of approximately $1,750,000 at December 31, 1996. The federal net operating losses and credits expire through 2011. In addition, certain foreign subsidiaries have net operating loss carryforwards amounting to approximately $3,400,000 expiring at various dates.

     The Federal Tax Code contains provisions that may limit the federal net operating loss carryforwards available to be used in any given year if a significant change in ownership interests, as defined, occurs. Such a change in ownership occurred in 1995. As a result, federal net operating losses incurred prior to August 15, 1995, which amount to approximately $10,578,000, are limited in their availability to offset any future federal taxable income. The Company is subject to a 10% withholding tax on software revenue earned in Japan. The withholding tax expense is reported as current foreign taxes.

     Realization of certain components of the net deferred tax asset is dependent on the Company generating sufficient taxable income prior to expiration of net operating loss and credit carryforwards. Although realization is not assured, management believes that it is more likely than not that some or all of the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are changed. Also, as noted above, under Federal tax law, certain potential changes in ownership of the Company may limit annual future utilization of these carryforwards. Accordingly, a valuation allowance on the net deferred tax asset has been recorded as of December 31, 1994, 1995 and 1996. The net deferred tax asset of $1,600,000 represents the estimated benefit from net operating loss carryforwards, which management currently believes the Company will, more likely than not, realize in the future. The net deferred tax asset is included in prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 1996. The net operating loss benefit relates principally to carryforward losses acquired in the Biosym acquisition. Accordingly, goodwill and other intangible assets acquired in the Biosym transaction have been reduced concurrent with recognizing the aforementioned tax asset.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

7.  LINE OF CREDIT

     The Company had a $1,200,000 working capital line of credit that expired in February 1996. Borrowings under the line of credit bore interest at the bank's prime rate plus 3/4% and were collateralized by substantially all of the Company's assets. No amounts were outstanding under the line of credit at December 31, 1995 or 1996. The Company is negotiating a line of credit with a commercial bank under which it would be able to borrow up to $2 million at the bank's prime rate.

8.  NOTE PAYABLE

     In 1993, the Company entered into a software development agreement (the Agreement) with Teijin Limited ("Teijin"--see Note 11) whereby Teijin agreed to fund the Company's development of new products through loans, up to an aggregate of $3,000,000. Upon the execution of this agreement, $2,000,000 was received from Teijin. The remaining $1,000,000 was received in 1994 as the Company began shipment of a specified product.

     In connection with this loan, the Company is obligated to repay the debt at the rate of 4% of the Company's net software margin, as defined in the Agreement. The Agreement contains the following cumulative minimum repayments, to be paid on April 1, of the respective periods:

                                                                    MINIMUM
                                                                   CUMULATIVE
                                      YEAR                         REPAYMENTS
                -------------------------------------------------  ----------
                1995.............................................  $  400,000
                1996.............................................   1,000,000
                1997.............................................   1,600,000
                1998.............................................   2,300,000
                1999.............................................   3,000,000

9.  STOCKHOLDERS' EQUITY

  Convertible Preferred Stock

     In 1994, the Board of Directors authorized 2,222,223 shares and the Company issued 2,222,223 shares of Series A, $.01 par value, convertible preferred stock (Series A preferred stock). The Series A preferred stockholders have the following rights and privileges:

     Voting

     The Series A preferred stockholders are entitled to vote on an as-converted basis with common stockholders as one class.

     Dividends

     The Series A preferred stockholders are entitled to dividends, when and if declared, at the same rate as dividends are paid with respect to the common stock.

     Liquidation

     In the event of a liquidation, dissolution or winding up of the Company, the Series A preferred stockholders have a liquidation preference over common stockholders to be paid in an amount equal to the greater of (i) $2.70 per share, subject to adjustment, or (ii) such amount per share as would be payable had such shares been converted into common stock.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

     Conversion

     Each two shares of Series A preferred stock is convertible at the option of the holder into one share of common stock. The Series A preferred stock, automatically converts on the same two shares of preferred stock for one share of common stock upon the closing of an initial public offering of the Company's common stock in which the Company receives aggregate gross proceeds of at least $10,000,000.

     The Company is required at all times to reserve and keep available shares of its authorized common stock, solely for the purpose of issuance upon the conversion of Series A preferred stock, in the event that the holders of the convertible preferred stock exercise their right of conversion.

  Nonvoting Common Stock

     In 1995, the Board of Directors authorized 1,500,000 shares of Class B, $.001 par value, nonvoting common stock (Class B Common stock) and concurrently issued 1,467,825 shares of this stock. The Class B Common stockholders have the following rights and privileges:

     General

     The dividend and liquidation rights of the holders of the Class B Common stock are subject to and qualified by the rights of the holders of the Series A preferred stock.

     Voting

     The Class B Common stock shall not be entitled to vote in any circumstances, except as required by applicable law.

     Dividends

     No dividends may be declared or paid on the Class B Common stock.

     Liquidation

     In the event of dissolution or liquidation of the Company, whether voluntary or involuntary, holders of common stock and Class B Common stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock. In any such dissolution or liquidation of the Company, the assets available for distribution to the holders of common stock and Class B Common stock shall be distributed in equal amounts per share and without preference or priority to either the common stock or the Class B Common stock.

     Conversion

     Subject to certain terms and conditions, the holder of any share or shares of Class B Common stock shall have the right, at its option at any time after a Conversion Event to convert two shares of Class B Common stock into one share of common stock. Conversion events include 1) the issuance of additional shares of common stock or shares of convertible preferred into common stock to parties other than Corning Incorporated and its transferees, such that after such issuance the total number of shares of common stock and shares of convertible preferred into common stock held by Corning Incorporated and its transferees are equal to or less than forty percent of the total number of then issued and outstanding shares of common stock and shares of convertible preferred into common stock or 2) the consummation of any acquisition of the Company or substantially all of its assets by a third

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES party or a merger with a third party pursuant to which (i) the Company is not the surviving corporation and (ii) the shares of capital stock of the Company are exchanged or converted into less than a majority of the surviving corporation's shares of capital stock.

     Two shares of nonvoting common stock are also automatically converted into one share of common stock upon the closing of an underwritten initial public offering of the Company's common stock in which the Company receives aggregate gross proceeds of at least $10,000,000.

  Common Stock

     Common stock consists of 25,000,000, $.001 par value, authorized voting shares.

  Registration Rights

     Under the terms of an investor rights agreement, certain of the Company's common stockholders may require the Company to file a registration statement under the Securities Act with respect to their shares. Generally, the Company is required to bear all registration and selling expenses incurred in connection with any such registrations. Such registration rights terminate five years from the date of the initial public offering.

  Stock Plans

     The Board of Directors has established the Incentive Stock Option Plan, the Supplemental Stock Option Plan and The 1996 Stock Plan. The Company has reserved 1,700,000 shares of common stock for issuance under the combined stock plans.

     Incentive Stock Option Plan

     Under the Incentive Stock Option Plan, options may be granted to employees at a price not less than the fair market value of the stock at the date of grant. Options under this plan generally vest at 25 percent per year over a four year period. Options typically expire 10 years after issuance.

     Supplemental Stock Option Plan

     Under the Supplemental Stock Option Plan, non qualified options may be granted at the discretion of the Board of Directors to non employees, employees, directors and consultants at not less than 85% of the fair market value of the stock at the date of grant. Options under this plan generally vest at 25 percent per year over a four year period. Options typically expire 10 years after issuance.

     The 1996 Stock Plan

     In May 1996, the Company implemented a stock option plan for employees and others, to attract, retain and reward key employees and providers to the Company, by offering such persons stock options of the Company. The plan provides for the issuance of qualified and non qualified stock options. Under this plan, options are granted at an exercise price equal to the fair value of the Company's common stock, have 10 year terms, and typically vest at 25 percent per year over a four year period.

  1996 Equity Incentive Plan

     In November 1996 the Board approved the 1996 Equity Incentive Plan, which will serve as the successor to the Company's Incentive Stock Option Plan, Supplemental Stock Option Plan and the 1996 Stock Plan (the "Prior Plans"). The 1996 Equity Incentive Plan will become effective upon the

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES closing of the initial public offering and will serve as the successor to the Prior Plans. No further option grants will be made under the Prior Plans. Options granted under the Prior Plans will remain outstanding in accordance with their terms, but no further options will be granted under the Prior Plans after the offering. The Company has reserved 300,000 shares of common stock for issuance under the 1996 Equity Incentive Plan.

  Stock Option Plan Activity

     The following tables summarize stock option plan activity for the years ended December 31, 1994, 1995 and 1996 under the combined stock plans:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                  SHARES       EXERCISE PRICE
                                                                 ---------     --------------
    Outstanding, December 31, 1993.............................    484,158         $ 1.50
      Granted..................................................    127,839           1.50
      Exercised................................................     (5,055)          1.50
      Terminated...............................................    (57,422)          1.50
                                                                 ---------          -----
    Outstanding, December 31, 1994.............................    549,520           1.50
      Granted..................................................  1,126,948           2.00
      Exercised................................................    (22,409)          1.50
      Terminated...............................................    (57,742)          1.52
                                                                 ---------          -----
    Outstanding, December 31, 1995.............................  1,596,317           1.82
      Granted..................................................     74,562           4.02
      Exercised................................................    (61,512)          1.58
      Terminated...............................................    (41,455)          1.60
                                                                 ---------          -----
    Outstanding, December 31, 1996.............................  1,567,912         $ 1.93
                                                                 =========          =====
    Exercisable, December 31, 1996.............................    632,551         $ 1.70
                                                                 =========          =====

     As permitted, the Company has adopted the disclosure only provisions of SFAS No. 123 effective January 1, 1996. Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at date of grant for 1995 and 1996 awards consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                         1995        1996
                                                                       --------     ------
    Net income (loss)--as reported...................................  $(11,880)    $2,597
    Net income (loss)--pro forma.....................................  $(11,924)    $2,400
    Earnings per share (loss)--as reported...........................  $  (4.56)    $ 0.34
    Earnings per share (loss)--pro forma.............................  $  (4.58)    $ 0.32

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996: risk free interest rate of 7.00%, expected option life of 6 years, expected volatility of zero percent and a dividend rate of zero. The weighted average fair value of options granted in 1995 and 1996 was $0.68 and $1.64, respectively.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

  Warrants

     In 1992, the Company issued a warrant to purchase 12,245 shares of its common stock at an exercise price of $32.70 per share. The warrant expires on the earlier of June 1997, the completion of an initial public offering with gross proceeds in excess of $5,000,000, or the sale of the Company, as defined.

10.  COMMITMENTS AND CONTINGENCIES

  Leasing Agreements

     The Company has both operating and capital lease commitments for certain facilities and equipment which expire through July 2012.

     The future commitments under these leases as of December 31, 1996 are summarized as follows (in thousands):

                                                                    OPERATING
                                                                     LEASES
                                                                    ---------
                Year Ending December 31,
                  1997............................................   $ 1,402
                  1998............................................     1,298
                  1999............................................       847
                  2000............................................       333
                  2001............................................       152
                  Thereafter......................................       890
                                                                      ------
                Total minimum lease payments......................   $ 4,922
                                                                      ======

     Capital lease obligations amounted to $526,000 and $187,000 in total at December 31, 1995 and 1996, respectively. Rent expense was approximately $641,000, 855,000 and $1,063,000 in 1994, 1995 and 1996, respectively. The entire balance of capital lease obligations will mature during 1997.

  Royalties

     The Company pays royalties to various partners for the exclusive, worldwide licenses to enhance and market certain software developed at universities, corporations and other institutions. During 1997, the Company is required to pay minimum royalties of approximately $361,000. The Company paid royalties under these agreements of approximately $369,000, $281,000 and $606,000 in 1994, 1995 and 1996, respectively. Approximately $462,000, 647,000 and $701,000 of royalty expense related to royalty agreements is included in license cost of revenue for the year ended December 31, 1994, 1995 and 1996, respectively.

  Litigation

     In the ordinary course of business, the Company is subject to claims and, from time to time, is named in various legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to any pending actions will not materially affect the financial position or results of operations of the Company.

11.  JOINT VENTURE AGREEMENT

     In February 1992, the Company formed a joint venture with Teijin, with each company owning 50% of a Japanese company, Teijin Molecular Simulations Incorporated (TMSI), formed for the

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES purpose of marketing, distributing, licensing, selling and supporting the Company's products in Japan. Each company invested 100,000,000 Japanese yen ($750,000 at February 1992) to form TMSI. Translation gains or losses related to the Company's investment in TMSI have been immaterial for all periods presented. The Company had product sales to TMSI of approximately $1,484,000, $2,111,000 and $5,924,000 in 1994, 1995 and 1996, respectively.

     This investment is being accounted for by the Company using the equity method of accounting. Condensed financial information of TMSI as of and for the year ended September 30, is as follows (in thousands):

                                                                      1995       1996
                                                                     ------     ------
                                                                        (UNAUDITED)
        Current assets.............................................  $4,119     $5,425
        Non-current assets.........................................     162        642
        Current liabilities........................................   1,975      4,028
        Stockholders' equity.......................................   2,307      2,039
        Revenue....................................................   4,422      6,490
        Operating income...........................................     270        267
        Net income.................................................     134        110

12.  EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) Plan (the Plan) covering substantially all employees meeting minimum service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows for the Company to make discretionary matching contributions as determined by a committee of the Board of Directors. No discretionary contributions were provided in 1994 or 1995 and the Company provided for a $250,000 contribution in 1996.

13.  GEOGRAPHIC OPERATIONS

     The Company operates exclusively in a single industry segment, the molecular modeling and simulation software industry. A summary of the Company's operations by geographic area is presented below (in thousands):

                                                            1994         1995        1996
                                                           -------     --------     -------
    Revenues
      United States......................................  $11,502     $ 22,161     $34,111
      Europe.............................................    3,870        7,959      13,150
    Operating profit (loss)
      United States......................................  $(2,634)    $(11,739)    $   884
      Europe.............................................      (65)         100       2,816
    Identifiable assets
      United States......................................  $ 9,380     $ 26,594     $26,366
      Europe.............................................    5,536        7,558      14,899

     Operating profit (loss) is computed using net sales less operating expenses and does not include interest, other income and income taxes. General corporate expenses have been included in determining operating profit (loss). Revenue in the category United States includes export sales, primarily to TMSI, the Company's sales and distribution entity for Japan and the Asia/Pacific region. Export sales totaled $3,818,000, $8,305,000 and $12,228,000 in 1994, 1995 and
1996, respectively.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

14.  SUBSEQUENT EVENTS

  Reverse Stock Split and Share Conversion

     In February 1997, the Board of Directors adopted a one for two reverse stock split of the Company's Common Stock. All share and per share data in the accompanying financial statements have been retroactively adjusted to give effect to the reverse stock split.

     All outstanding shares of Preferred stock and Class B convertible nonvoting common stock will automatically convert to 1,764,832 shares of common stock if the public offering is consummated under the terms presently anticipated.

  1996 Employee Stock Purchase Plan

     In February 1997, the Board adopted, subject to shareholder approval, the 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan"). The Company has reserved 50,000 shares of Common stock for issuance under the 1996 Purchase Plan. The 1996 Purchase Plan will enable eligible employees to purchase common stock at 85% of the lower of the fair market value of the Company's common stock on the first or last day of each purchase period.

  Non-Employee Directors Stock Option Plan

     In February 1997, the Board adopted, subject to shareholder approval, the Non-Employee Directors Stock Option Plan (the "Director Plan"). The Company has reserved 25,000 shares of common stock for issuance under the Director Plan. The Director Plan provides an initial grant of 5,000 shares of common stock to each new non employee director of the Company (an "outside director") upon election to the Board and an additional option to purchase 2,500 shares of common stock at each succeeding annual meeting. The exercise price per share of all options granted under the Director Plan will be equal to the fair market value of the Company's common stock on the date of grant. Options may be granted for periods up to ten years and generally vest over four years.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Biosym Technologies, Inc.:

     We have audited the accompanying consolidated statements of operations, stockholders' deficit and cash flows of Biosym Technologies, Inc. (a Delaware corporation) and subsidiaries for the year ended December 31, 1994 and the period January 1, 1995 through August 15, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Biosym Technologies, Inc. for the year ended December 31, 1994 and for the period January 1, 1995 through August 15, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
November 14, 1995

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1994 AND
             FOR THE PERIOD JANUARY 1, 1995 THROUGH AUGUST 15, 1995
                                 (IN THOUSANDS)

                                                                            1994        1995
                                                                           -------     -------
Revenues:
  product................................................................  $19,675     $ 8,441
  Contract and maintenance...............................................   13,720       8,197
                                                                           -------     -------
          Total revenues.................................................   33,395      16,638
Cost of revenues:
  Product................................................................   13,791       5,656
  Contract and maintenance...............................................      360         208
                                                                           -------     -------
          Total cost of revenues.........................................   14,151       5,864
                                                                           -------     -------
          Gross profit...................................................   19,244      10,774
Operating expenses:
  Research and product development.......................................   10,434       6,126
  Selling, general and administrative....................................   12,603       8,318
                                                                           -------     -------
          Total operating expenses.......................................   23,037      14,444
                                                                           -------     -------
Operating loss...........................................................   (3,793)     (3,670)
Other income (expense):
  Interest expense, net..................................................     (773)       (626)
  Other income (expense).................................................       90         (63)
                                                                           -------     -------
Net loss before provision for income taxes...............................   (4,476)     (4,359)
Provision for income taxes, principally foreign withholding taxes........      345         180
                                                                           -------     -------
Net loss.................................................................  $(4,821)    $(4,539)
                                                                           =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                    FOR THE YEAR ENDED DECEMBER 31, 1994 AND
             FOR THE PERIOD JANUARY 1, 1995 THROUGH AUGUST 15, 1995
                                 (IN THOUSANDS)

                                             COMMON STOCK
                                         ---------------------                 CUMULATIVE       TOTAL
                                         NUMBER OF      NO       ACCUMULATED   TRANSLATION  STOCKHOLDERS'
                                          SHARES     PAR VALUE     DEFICIT     ADJUSTMENT      DEFICIT
                                         ---------   ---------   -----------   ----------   -------------
Balance, December 31, 1993.............      1          $ 1       $  (7,612)      $(13)       $  (7,624)
  Translation adjustment...............                                             13               13
  Net loss.............................   --           --            (4,821)     --              (4,821)
                                             -           --
                                                                   --------       ----         --------
Balance, December 31, 1994.............      1          $ 1         (12,433)     --             (12,432)
  Translation adjustment...............   --           --            --             36               36
  Net loss.............................   --           --            (4,539)     --              (4,539)
                                             -           --
                                                                   --------       ----         --------
Balance, August 15, 1995...............      1          $ 1       $ (16,972)      $ 36        $ (16,935)
                                             =           ==        ========       ====         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEAR ENDED DECEMBER 31, 1994, AND
             FOR THE PERIOD JANUARY 1, 1995 THROUGH AUGUST 15, 1995
                                 (IN THOUSANDS)

                                                                            1994        1995
                                                                           -------     -------
Cash flows from operating activities:
  Net loss...............................................................  $(4,821)    $(4,539)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization.......................................    4,725       2,754
     Changes in current assets and liabilities:
       Accounts receivable...............................................      358       5,003
       Prepaid expenses and other assets.................................      106        (144)
       Account payable...................................................     (543)     (1,251)
       Accrued expenses..................................................      426      (1,061)
       Deferred revenues.................................................    1,499        (627)
                                                                            ------      ------
          Net cash provided by operating activities......................    1,750         135
                                                                            ------      ------

Cash flows from investing activities:
  Sale of equipment......................................................       94         108
  Cash used and capitalized in software development......................   (2,323)     (1,959)
                                                                            ------      ------
          Net cash used in investing activities..........................   (2,229)     (1,851)
                                                                            ------      ------

Cash flows from financing activities:
  Principal payments under capital lease obligation......................     (899)       (313)
  Increase in payable to related party...................................    1,943       3,919
                                                                            ------      ------
          Net cash provided by financing activities......................    1,044       3,606
                                                                            ------      ------
Exchange rate effects on cash............................................      (13)         36
                                                                            ------      ------
Net increase in cash and cash equivalents................................      552       1,926
Cash and cash equivalents, beginning of year.............................      474       1,026
                                                                            ------      ------
Cash and cash equivalents, end of year...................................  $ 1,026     $ 2,952
                                                                            ======      ======
Supplemental disclosure of cash flow information
  Cash paid during the year for:
     Interest............................................................  $    61     $    51
                                                                            ======      ======
     Income taxes........................................................  $     1     $     1
                                                                            ======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1994 AND AUGUST 15, 1995

1.  THE COMPANY

     Biosym Technologies, Inc. and subsidiaries ("the Company") was incorporated in 1984 to develop and market integrated molecular modeling systems and technical information systems for the pharmaceutical, biotechnical and chemical industries, as well as for academia. The Company also offers consulting, training and maintenance services in support of its customers' use of its software products. In addition, the Company performs research and development under contract and licenses proprietary software products for use in the aforementioned industries. The Company distributes its products through value added resellers ("VARs"), distributors and a direct sales force.

2.  MERGER WITH MOLECULAR SIMULATIONS INCORPORATED

     On August 15, 1995, Corning Incorporated ("Corning"), the Company's sole shareholder, exchanged 100 percent of the Company's issued and outstanding common stock for 50 percent of Molecular Simulations Incorporated's ("MSI") fully diluted equity, consisting primarily of 2,888,279 shares of MSI common stock, and, 1,467,825 shares of MSI non-voting common stock. Concurrent with this transaction, Corning contributed to the Company capital all amounts owed to it by the Company. The accompanying consolidated financial statements of the Company and related footnotes, have been prepared to reflect the financial position of the Company immediately prior to the consummation of the merger with MSI. Accordingly, the accompanying financial statements do not reflect any accounting impact or effects of the merger.

3.  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying notes to consolidated financial statements.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Biosym Technologies, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Revenue Recognition

     In December 1991, the American Institute of Certified Public Accountants issued a Statement of Position on Software Revenue Recognition. This statement provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company's revenue recognition policies comply with the statement in all material respects.

     The Company recognizes revenue from product development contracts ratably over the contract life. Revenue from royalties and license fees is recognized upon shipment if they contain no significant future performance requirements. Revenue related to agreements with customers which contain future performance requirements is recognized in accordance with such performance requirements. Revenue from product sales is recognized when the product is shipped. Maintenance revenue that is bundled with the initial licensing fee is deferred and recognized as revenue over the term of the related term of the maintenance period, typically one year. Deferred revenue represents cash received in excess of revenue recognized under maintenance and research and development agreements and pre-paid licenses. Deferred revenue is recognized ratably as revenue on a straight line basis over the term of the respective agreements.

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

  Capitalized Software and Research and Development Costs

     Product development costs related to the Company's software products are expensed as incurred until technological feasibility has been established for the product. Thereafter, the Company capitalizes computer software development costs in accordance with Statement of Financial Accounting Standards No. 86 (SFAS No. 86), Accounting for the Cost of Computer Software To Be Sold, Leased or Otherwise Marketed. The Company amortizes such costs over the lesser of the estimated product life or three years from the date on which the product is available for general release. Included in the accompanying statements of operations are approximately $3,300,000 and $2,174,000 of amortization expense for the year ended December 31, 1994 and the period January 1, 1995 through August 15, 1995 respectively, related to capitalized software.

  Depreciation and Amortization

     The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the costs of the property and equipment over their estimated useful lives. The estimated useful lives are as follows:

                                                               ESTIMATED USEFUL
                            ASSETS CLASSIFICATION                    LIFE
                ---------------------------------------------  ----------------
                Equipment....................................   3-5 Years
                Leasehold improvements.......................   Life of lease
                Equipment under capital lease................   Life of lease

  Foreign Currency Translation

     The Company translates certain of the accounts and the financial statements of its foreign subsidiaries in accordance with Statement of Financial Accounting Standards No. 52 (SFAS No. 52), Foreign Currency Translation. In translating the accounts of the foreign subsidiaries into U.S. dollars, assets and liabilities are translated at the rate of exchange in effect at year or period-end, while stockholders' equity is translated at historical rates. Revenue and expense accounts are translated using the weighted average exchange rate in effect during the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity as a cumulative translation adjustment. Transaction gains and losses are reflected in operations and are not material.

4.  INCOME TAXES

     The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, which requires that the Company follow the liability method of accounting for income taxes. At December 31, 1994 and August 15, 1995, the Company had federal net tax operating loss carryforwards of approximately $7,437,000 available to offset future federal taxable income, if any, and subject to the limitation discussed below. The Company also has federal research and development credit carryforwards of approximately $80,000 at December 31, 1994 and August 15, 1995. In addition, certain foreign subsidiaries have net operating loss carryforwards totaling approximately $2,000,000 and $2,700,000, at December 31, 1994 and August 15, 1995, respectively with no expiration dates.

     The Federal Tax Reform Act of 1986 contains provisions that may limit the federal net operating loss carryforwards available to be used in any given year, including limitation in the event of significant changes in ownership interests. Such a change in ownership occurred in 1992, when Corning acquired the Company. As a result, the federal net operating losses incurred prior to 1992 may be limited in their availability to offset any future federal taxable income.

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

     The Company is subject to a 10% withholding tax on software revenue earned in Japan. The withholding tax expense is reported as current foreign taxes below.

     The provision for income taxes is comprised of the following for the year ended December 31, 1994, and for the period January 1, 1995 through August 15, 1995:

                                                                   1994         1995
                                                                 --------     --------
        Foreign taxes--
          Current..............................................  $345,043     $179,268
          Deferred.............................................        --           --
                                                                 --------     --------
                                                                  345,043      179,268
        State taxes--
          Current..............................................       800          800
          Deferred.............................................        --           --
                                                                 --------     --------
                                                                      800          800
                                                                 --------     --------
                                                                 $345,843     $180,068
                                                                 ========     ========

5.  RELATED PARTY TRANSACTIONS:

     The Company has outstanding $13,789,200 and $17,707,956 under an unsecured note payable to Corning at December 31, 1994 and August 15, 1995, respectively. The Company paid $0 interest related to the note during the periods January 1, 1995 through August 15, 1995, and, for the year ended December 31, 1994. The interest rate to the Company under the note is LIBOR plus 3/8 percent, or approximately 7% and 6% at August 15, 1995, and December 31, 1994, respectively. As explained in Note 2, Corning contributed the payable to the Company's capital effective August 15, 1995.

     No significant purchases or sales occurred between the Company and the Parent during the year ended December 31, 1994 or during the period January 1, 1995 through August 15, 1995.

6.  COMMITMENTS AND CONTINGENCIES

  (a) Leasing Agreements

     The Company has both operating and capital lease commitments for certain facilities and equipment which expire through April 2000.

     The future commitments under these leases as of August 15, 1995 are summarized as follows:

                                                               OPERATING      CAPITAL
                                                                 LEASES        LEASES
                                                               ----------     --------
        August 15, 1995 to December 31, 1995.................  $  242,000     $321,100
          1996...............................................     645,000      203,305
          1997...............................................     590,000       53,000
          1998...............................................     574,000           --
          1999...............................................     612,000           --
          2000...............................................     155,000           --
          Thereafter.........................................          --           --
                                                               ----------     --------
        Total minimum lease payments.........................  $2,818,000      577,405
                                                               ==========
        Less -- Amount representing interest.................                   53,000
                                                                              --------
        Present value of minimum lease payments..............                 $524,405
                                                                              ========

                   BIOSYM TECHNOLOGIES, INC. AND SUBSIDIARIES

     Rent expense was approximately $779,000 and $641,000 for the year ended December 31, 1994 and the period January 1, 1995 through August 15, 1995, respectively.

  (b) Royalties

     The Company pays royalties to various partners for the exclusive, worldwide license to further develop and market certain software developed at certain universities, corporations and other institutions. At August 15, 1995, the Company is required to pay aggregate minimum royalties of approximately $275,000 under such agreements. The Company paid royalties under these agreements of approximately $1,182,000 and $474,000 for the year ended December 31, 1994 and for the period January 1, 1995 through August 15, 1995, respectively. Approximately $992,000 and $392,000 of royalty expense related to royalty agreements is included in cost of revenues, for the year ended December 31, 1994 and for the period January 1, 1995 through August 15, 1995, respectively.

  (c) Employment Agreements

     The Company has employment agreements with certain officers which call for annual aggregate remuneration of approximately $450,000, plus additional discretionary incentive compensation.

  (d) Product Development and Consortia Agreements

     The Company earns research, development and licensing revenue under product development and consortia agreements with various parties. A consortia agreement is a product development agreement entered into by the Company, whereby several unrelated partners entered into a single product development agreement with the Company. The product development and consortia agreements entered into by the Company are typically three years in length and call for a stipulated fee to be paid to the Company in annual installments. The product development and consortia agreements entered into by the Company typically contain progressive milestones for the Company, as defined in the respective agreements over the course of the agreement. However, the Company is not required to deliver specified products under the agreements, and, fees earned by the Company are non refundable. The Company recognizes revenue under such agreements on an straight line basis over the life of the agreement.

     If the Company is successful in developing products under the product development and consortia agreements described above, a non-transferable license is typically presented to the customer or consortia members which funded the research and development efforts. Such licenses are typically ten years in length. For the year ended December 31, 1994 and for the period January 1, 1995 through August 15, 1995, the Company earned $3,916.00 and $2,619,000, respectively, under product development and consortia agreements.

  (e) Litigation

     The Company and its subsidiaries are subject to claims and from time to time are named defendants in legal proceedings. In the opinion of management, the amount of ultimate liability with respect to those actions will not materially effect the financial position or results of operations of the Company.

These graphical representations illustrate typical applications of MSI's materials science products in various industrial research and development areas










      Materials
           Discovery
           Design
           Engineering
           Manufacturing


                Petrochemicals
                                         Semiconductors



                 Catalysis
                                         Microelectronics




     Automotive        Paints and
                          Pigments

------------------------------------------------------------
------------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Prospectus Summary..........................     3
The Company.................................     3
Risk Factors................................     6
Use of Proceeds.............................    15
Dividend Policy.............................    15
Capitalization..............................    16
Dilution....................................    17
Selected Consolidated Financial Data........    18
Management's Discussion and Analysis of
Financial Condition and Results of
Operations..................................    19
Business....................................    27
Management..................................    44
Certain Transactions........................    53
Principal and Selling Stockholders..........    54
Description of Capital Stock................    56
Shares Eligible for Future Sale.............    58
Underwriting................................    60
Legal Matters...............................    61
Experts.....................................    61
Additional Information......................    61
Index to Consolidated Financial
  Statements................................   F-1

                               ------------------

     UNTIL                , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                2,500,000 SHARES
                                    MSILOGO
                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                           VOLPE, WELTY & COMPANY LLC

                          ADAMS, HARKNESS & HILL, INC.
                                           , 1997

------------------------------------------------------------
------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

    Registration fee..........................................................  $ 11,330
    NASD filing fee...........................................................     4,240
    Nasdaq Stock Market Listing Application fee...............................    38,100
    Blue sky qualification fees and expenses..................................     5,000
    Printing and engraving expenses...........................................   150,000
    Legal fees and expenses...................................................   250,000
    Accounting fees and expenses..............................................   150,000
    Transfer agent and registrar fees.........................................     6,000
    Miscellaneous.............................................................    35,330
                                                                                --------
              Total...........................................................  $650,000
                                                                                ========

------------------------------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant's Amended and Restated Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a

Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

     The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since March 1, 1994, the Registrant has sold and issued the following unregistered securities:

          (a) On various dates through December 31, 1996, the Registrant issued 54,052 shares of its Common Stock to 61 non-officer employees pursuant to the exercise of options granted under the 1986 Plans between May 1, 1994 and December 31, 1996. The exercise prices ranged from $1.50 to $2.00, for aggregate consideration of $86,483. The Registrant relied on the exemption provided by Rule 701 under the Act.

          (b) On July 14, 1994, the Registrant issued and sold an aggregate of 222,764 shares of Common Stock, valued at $334,147, to certain stockholders of BioCAD in connection with the Registrant's purchase of BioCAD. See Note 3 of Notes to MSI Consolidated Financial Statements. The Registrant relied on the exemption provided by Section 3(a)(10) under the Act.

          (c) On September 29, 1994, the Registrant issued and sold 2,222,223 shares of its Series A Convertible Preferred Stock to D. E. Shaw for an aggregate purchase price of $6,000,000, or $2.70 per share. Upon the closing of this offering, the shares of Series A Convertible Preferred Stock will automatically convert into 1,111,111 shares of Common Stock. See "Certain Transactions." The Registrant relied on the exemption provided by
     Section 4(2) under the Act.

          (d) On August 15, 1995, the Registrant issued and sold 2,888,279 shares of Common Stock and 1,467,825 shares of Class B Common Stock to Corning pursuant to the Biosym Merger Agreement. See "Certain Transactions." Upon the closing of this offering the shares of Class B Common Stock will automatically convert into 653,721 shares of Common Stock. The Registrant relied on the exemption provided by Section 3(a)(10) under the Act.

          (e) On November 22, 1996, the Registrant issued 34,924 shares of Common Stock to an officer of the Registrant, pursuant to the exercise of options granted under the 1986 Plans. The exercise price of the options ranged from $1.50 to $2.00 per share, for aggregate consideration of $52,386. The Registrant relied on the exemption provided by Rule 701 under the Act.

     The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
------   ------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.(1)
  3.1    Amended and Restated Certificate of Incorporation.
  3.2    Certificate of Amendment to Amended and Restated Certificate of Incorporation.
  3.3    Amended and Restated Bylaws.
  3.4    Certificate of Amendment to Amended and Restated Certificate of Incorporation, to be
         filed prior to the effectiveness of this Registration Statement.
  3.5    Restated Certificate of Incorporation, to be filed and become effective upon closing of this offering.
  4.1    Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 10.20 and 10.21.
  5.1    Opinion of Cooley Godward LLP.
 10.1    Form of Indemnity Agreement to be entered into between Registrant and its directors and officers prior to the effectiveness of this Registration Statement.
 10.2    1996 Equity Incentive Plan (the "1996 Equity Plan").
 10.3    Form of Nonstatutory Stock Option Agreement of Registrant pursuant to the 1996
         Equity Plan.
 10.4    Form of Incentive Stock Option Agreement of Registrant pursuant to the 1996 Equity
         Plan.
 10.5    1996 Stock Plan.
 10.6    Form of Incentive Stock Option Agreement of Registrant pursuant to the 1996 Stock
         Plan.
 10.7    Form of Non-Qualified Stock Option Agreement of Registrant pursuant to the 1996
         Stock Plan.
 10.8    1986 Incentive Stock Option Plan (Amended and Restated January 1991).
 10.9    Form of Incentive Stock Option Agreement of Registrant pursuant to the 1986
         Incentive Stock Option Plan.
 10.10   1986 Supplemental Stock Option Plan (Amended and Restated January 1991).(1)
 10.11   Employee Stock Purchase Plan.
 10.12   Employee Stock Purchase Plan Offering.
 10.13   Non-Employee Directors' Stock Option Plan.
 10.14   Form of Nonstatutory Stock Option under the Non-Employee Directors' Stock Option
         Plan.
 10.15   Employment Agreement dated November 30, 1995, between the Company and Michael J.
         Savage.
 10.16   Employment Agreement dated November 30, 1995, between the Company and Saiid
         Zarrabian.
 10.17   Employment Agreement dated November 30, 1995, between the Company and David B.
         Hiatt.
 10.18   Employment Agreement dated September 29, 1992, between the Company and John Newsam.
 10.19   Interoffice Memorandum dated June 10, 1996, related to Lissa Goldenstein's 1996 compensation, executed by the Company and Ms. Goldenstein.
 10.20   Shareholders Agreement among the Company, Corning Incorporated and certain shareholders of the Company, dated August 15, 1995.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
------   ------------------------------------------------------------------------------------
 10.21   Amended and Restated Investor Rights Agreement by and among the Company and certain shareholders at the Company, dated as of October 18, 1991, as amended as of February
         14, 1992, July 14, 1994 and September 29, 1994.
 10.22   Software License Agreement dated as of December 10, 1985, by and among the Company,
         Martin Karplus and the President and Fellows of Harvard University.+
 10.23   Software License Agreement dated as of September 21, 1987, by and among Axel
         Brunger, Martin Karplus, the President and Fellows of Harvard University and the
         Company.+
 10.24   Software Development Agreement between Teijin Limited and the Company, dated as of
         September 6, 1993.
 10.25   Agreement and Plan of Merger, dated as of August 15, 1995, by and between Corning
         Incorporated, Biosym Technologies, Inc., the Company and the Company's wholly owned subsidiary, MSI Acquisition Inc.
 10.26   Joint Venture Agreement between the Company and Teijin Limited, dated February 14,
         1992, with exhibits.*+
 10.27   Distributorship Agreement between the Company and Teijin Molecular Simulations
         Incorporated, dated February 14, 1992, attached as Exhibit A to the Joint Venture
         Agreement between the Company and Teijin Limited (Exhibit 10.26 above), as amended.+
 10.28   Distribution License Agreement among the Company, Dr. Michael C. Payne, and Lynxvale
         Limited, dated October 27, 1994.+
 10.29   Software License Agreement among the Company, Roderick E. Hubbard, and the
         University of York, dated February 13, 1986.+
 10.30   Software License and Research Agreement between the Company and Timothy F. Havel, dated November 22, 1994.+
 10.31   Software License/Research Agreement between D-Mol, Inc. and the Company, as amended.+
 10.32   Value-Added Reseller Agreement between the Company and Silicon Graphics, Inc., dated
         December 26, 1996.+
 10.33   License Agreement between the Company and The Trustees of Columbia University in the
         City of New York, dated July 1, 1996.+
 10.34   Office Lease between Sorrento Tech Limited and the Company, dated as of November 1,
         1984, as amended.
 10.35   Underlease between Vestey Estates, the Company and the Company's United Kingdom
         subsidiary, dated July 27, 1993.
 10.36   Underlease between MGPH Limited, the Company and the Company's United Kingdom
         subsidiary, dated February 5, 1997.(1)
 21      Subsidiaries of the Registrant
 23.1    Consent of Arthur Andersen LLP, Independent Public Accountants.
 23.2    Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
 24.1    Power of Attorney. Reference is made to page II-3.
 27      Financial Data Schedule

------------------------------
  * Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the Commission. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

  + Confidential treatment will be requested with respect to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

(1) To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on February 7, 1997.

                                          By:      /s/ MICHAEL J. SAVAGE
                                            ------------------------------------
                                              Michael J. Savage
                                              President and Chief Executive
                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Savage, David B. Hiatt and Thomas M. Carney, and each or any one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  -------------------

/s/ MICHAEL J. SAVAGE                       President, Chief Executive        February 10, 1997
------------------------------------------  Officer and Director
Michael J. Savage                           (Principal Executive Officer)

/s/ DAVID B. HIATT                          Chief Financial Officer;          February 10, 1997
------------------------------------------  Senior Vice President, Finance
David B. Hiatt                              and Administration; Secretary
                                            and Treasurer (Principal
                                            Financial and Accounting
                                            Officer)

/s/ C. DEREK STATHAM, PH.D.                 Chairman of the Board of          February 10, 1997
------------------------------------------  Directors
C. Derek Statham, Ph.D.
/s/ R. PIERCE BAKER                         Director                          February 10, 1997
------------------------------------------
R. Pierce Baker

                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  -------------------

/s/ C. PETER W. BOOTH                       Director                          February 10, 1997
------------------------------------------
C. Peter W. Booth

/s/ THOMAS J. CABLE                         Director                          February 10, 1997
------------------------------------------
Thomas J. Cable

/s/ PETER H. ENGEL                          Director                          February 10, 1997
------------------------------------------
Peter H. Engel

/s/ BRUNS H. GRAYSON                        Director                          February 10, 1997
------------------------------------------
Bruns H. Grayson

                     MOLECULAR SIMULATIONS AND SUBSIDIARIES

                               INDEX TO SCHEDULES

MOLECULAR SIMULATIONS INC.

Report of Independent Public Accountants on Schedule..................................   S-2
Schedule II, Valuation and Qualifying Accounts for the Years
  Ending December 31, 1994, 1995 and 1996.............................................   S-3
BIOSYM TECHNOLOGIES, INC.
Report of Independent Public Accountants on Schedule..................................   S-4
Schedule II, Valuation and Qualifying Accounts for the Year ending December 31, 1994
  and Period from January 1, 1995 to August 15, 1995..................................   S-5

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

     We have audited in accordance with generally accepted auditing standards, the financial statements of Molecular Simulations Incorporated and subsidiaries included in this registration statement and have issued our report thereon dated February 6, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for the purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

February 6, 1997
San Diego, California

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                  SCHEDULE II

                                                BALANCE AT     CHARGED TO                    BALANCE AT
                                                BEGINNING      COSTS AND                       END OF
                 DESCRIPTION                    OF PERIOD       EXPENSES      DEDUCTIONS       PERIOD
----------------------------------------------  ----------     ----------     ----------     ----------
Allowance for doubtful accounts on accounts
  receivable
     1996.....................................   $ 635,000      $ 19,000       $158,000       $ 496,000
     1995.....................................   $ 100,000      $537,000(1)    $  2,000       $ 635,000
     1994.....................................   $ 156,000      $ 57,000       $113,000       $ 100,000

---------------

(1) Includes $535,000 of acquired reserves.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

     We have audited in accordance with generally accepted auditing standards, the financial statements of Biosym Technologies, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated November 14, 1995. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the company's management and is presented for the purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the audited procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

February 6, 1997
San Diego, California

                                                                     SCHEDULE II

               BIOSYM TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE
                                                   AT         CHARGED TO                    BALANCE AT
                                                BEGINNING     COSTS AND                       END OF
                 DESCRIPTION                    OF PERIOD      EXPENSES      DEDUCTIONS       PERIOD
----------------------------------------------  ---------     ----------     ----------     ----------
Allowance for doubtful accounts on accounts
  receivable
  1995*.......................................  $ 303,000      $240,000       $  8,000       $ 535,000
  1994........................................  $ 319,000      $202,000       $218,000       $ 303,000

---------------
* Represents the period from January 1, 1995 to August 15, 1995.

                                                                      EXHIBIT II

                      MOLECULAR SIMULATIONS INCORPORATION

                       COMPUTATION OF EARNINGS PER SHARE

                                                             1994           1995          1996
                                                          -----------   ------------   ----------
Net income (loss).......................................  $(2,928,000)  $(11,880,000)  $2,597,000
Weighted Average Shares.................................    1,247,690      2,548,649    4,645,236
Common Stock Equivalents................................       54,591         54,591    2,934,628
                                                          -----------    -----------   ----------
Weighted Average Shares of Common Stock and
  Equivalents...........................................     1,302,28      2,603,240    7,579,864
Net income (Loss) Per Share.............................  $     (2.25)  $      (4.56)  $     0.34
                                                          ===========    ===========   ==========